Exhibit 2.1

EXECUTION VERSION

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

dated as of April 7, 2017

by and between

SLF Holdings, LLC,

Uniti Fiber Holdings Inc.,

and

Uniti Group Inc.

TABLE OF CONTENTS

EXHIBITS

Exhibit A:	Defined Terms
Exhibit B:	Form of Press Release
Exhibit C:	Interest Transfer Agreement
Exhibit D:	Resignation Letter
Exhibit E:	OP LPA
Exhibit F:	Joinder to OP LPA
Exhibit G:	UPREIT Transactions
Exhibit H:	Tax Annex
Exhibit I:	Key Employees
Exhibit J:	Interest Contribution Agreement

SCHEDULES

Schedule 1.2(g):	Illustrative Calculation of Net Working Capital
Schedule 3.3(b):	Organization
Schedule 3.4:	Subsidiaries
Schedule 3.5(a):	Capitalization

Schedule 3.6:	Consents
Schedule 3.8(a)(i):	Financial Statements
Schedule 3.8(a)(ii):	SLLP Adjustments
Schedule 3.9:	Taxes
Schedule 3.9(c):	Tax Jurisdictions
Schedule 3.10:	Undisclosed Liabilities
Schedule 3.11:	Absence of Certain Changes
Schedule 3.12:	Litigation
Schedule 3.13:	Conformity to Law
Schedule 3.14(a):	Owned Real Property
Schedule 3.14(b):	Real Property Agreements
Schedule 3.14(d):	Tower Leases
Schedule 3.15(a):	Insurance
Schedule 3.15(b):	Insurance Claims
Schedule 3.16(a):	Material Contracts
Schedule 3.16(c):	Significant Counterparties
Schedule 3.17(a):	Employee Benefit Plans
Schedule 3.18(a):	Intellectual Property
Schedule 3.18(b):	Intellectual Property Rights
Schedule 3.18(h):	Information Technology
Schedule 3.19(a):	Indebtedness
Schedule 3.19(b):	Specified Items
Schedule 3.20(a):	Employees and Labor Matters
Schedule 3.20(b):	Employment Actions
Schedule 3.21(a):	Permits & Licenses
Schedule 3.21(b):	FCC Actions
Schedule 3.21(d):	Delinquent FCC Assessments
Schedule 3.21(e):	FCC Consents
Schedule 3.21(f):	PUC Consents
Schedule 3.21(g):	Public Right of Way Consents
Schedule 3.21(h):	Other Governmental Authority Consents
Schedule 3.22(a)(i):	Network Facilities
Schedule 3.22(a)(ii):	Hub Sites
Schedule 3.22(b):	Outage Details
Schedule 3.23:	Environmental Matters
Schedule 3.24(b)	Estimated Transaction Expenses
Schedule 3.25:	Affiliate Transactions
Schedule 3.26:	Sufficiency of Assets
Schedule 4.3:	Consents
Schedule 5.6:	Actions Requiring Buyer’s Consent
Schedule 5.10:	Affiliate Contracts
Schedule 9.1	Existing Indemnification Arrangements
Schedule 9.2(a):	Terminated Employee Plans
Schedule 11.1(a):	Certain Agreements Regarding Extending Outside Date
Schedule A-1:	Liens

v

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

THIS MEMBERSHIP INTERESTS PURCHASE AGREEMENT (this “Agreement”) is dated as of the 7th day of April, 2017 (the “Execution Date”), by and among (i) Uniti Fiber Holdings Inc., a Delaware corporation (the “Buyer”), (ii) Uniti Group Inc., a Maryland corporation (the “Parent”), and (iii) SLF Holdings, LLC, an Alabama limited liability company (the “Seller”). Unless otherwise set forth herein, capitalized terms used herein shall have the meanings given to such terms in Exhibit A hereto.

WHEREAS, the Seller owns all of the issued and outstanding membership interests (the “Membership Interests”) of the Company;

WHEREAS, the Seller desires to contribute the Contributed Membership Interests to the Operating Partnership, a Subsidiary of Parent to be formed prior to Closing as contemplated by the UPREIT Transactions, and in respect of such contribution, the Parent desires to cause the Operating Partnership to issue to the Seller the number of OP Common Units as set forth in Article 2 hereof, upon the terms and subject to the conditions contained in this Agreement;

WHEREAS, the Seller desires to sell all of the Purchased Membership Interests to the Buyer, and the Buyer desires to purchase all of the Purchased Membership Interests from the Seller, upon the terms and subject to the conditions contained in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement and condition to Parent’s and Buyer’s willingness to enter into this Agreement, Parent (or an Affiliate of Parent) is entering into offer letters (the “Offer Letters”) and restrictive covenant agreements (the “Restrictive Covenant Agreements”) with each of Andy Newton, Eric Daniels and Paul Bullington, which Offer Letters and Restrictive Covenant Agreements shall be effective as of, and contingent on, the Closing.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the Parent, the Buyer and the Seller agree as follows:

Article 1
Contemplated Transactions

Section 1.1.          Agreement to Contribute and Sell Membership Interests; Purchase Price. Subject to the terms and conditions set forth in this Agreement, at the Closing:

(a)             the Seller agrees to contribute to the Operating Partnership, and Parent agrees to cause the Operating Partnership to accept from the Seller, the Contributed Membership Interests free and clear of any and all Liens, in exchange for the issuance by the Operating Partnership of the Closing Date Equity Consideration; and

(b)             the Seller agrees to sell to the Buyer, and the Buyer agrees to purchase from the Seller all of the Purchased Membership Interests free and clear of any and all Liens, in exchange for the payment of an aggregate purchase price equal to (i) the Closing Date Cash Consideration plus (ii) any amounts paid to the Seller out of the Holdback Funds in accordance with the terms hereof.

For purposes of this Agreement, the Closing Date Equity Consideration, together with the Closing Date Cash Consideration and any amounts paid to the Seller out of the Holdback Funds shall be known as the “Purchase Price.” The Purchase Price shall be subject to adjustment in accordance with Section 1.2(f) and Article 10.

Section 1.2.          Adjustment to Purchase Price.

(a)             No later than the close of business of the sixth (6th) Business Day preceding the Closing Date, the Seller shall prepare in good faith, at the Seller’s expense, and deliver to the Buyer a written statement setting forth: (i) a balance sheet of the Company (the “Preliminary Balance Sheet”), (ii) the Seller’s good-faith calculations (in reasonable detail) of the estimated Net Working Capital of the Company (the “Estimated Closing Date Net Working Capital”) and the estimated Net Indebtedness of the Company (the “Estimated Closing Date Net Indebtedness”) and (iii) on the basis of the foregoing, a calculation of the Estimated Closing Date Consideration (together with the balance sheet referred to in clause (i) and the calculations referred to in clause (ii) above, the “Preliminary Closing Statement”), in each case, (x) as of the close of business on the Closing Date without giving effect to the payments to be made in connection with the Closing and (y) in the case of the Preliminary Balance Sheet and the calculation of Estimated Closing Date Net Working Capital, prepared in accordance with the Accounting Policies. When the Seller delivers the Preliminary Closing Statement, the Seller shall also deliver to the Buyer a certificate signed by the Chief Financial Officer of the Seller, acting in such capacity, certifying that the Preliminary Closing Statement was prepared in accordance with the procedures set forth in this Section 1.2(a). In the event that Buyer notifies the Seller of any objection (which objections, if any, may reference only disagreements (A) based on mathematical errors or (B) regarding whether the Estimated Closing Date Consideration, or the components thereof, as reflected on the Preliminary Closing Statement were calculated in accordance with this Section 1.2 and the applicable definitions) to the Preliminary Closing Statement no later than four (4) Business Days prior to the Closing Date, Buyer and the Seller shall discuss such objections in good faith and the Seller will, in good faith and after taking into account the discussion between the Seller and the Buyer, revise and re-deliver the Preliminary Closing Statement no later than three (3) Business Days prior to Closing to reflect the results of such discussion (which revised and redelivered Preliminary Closing Statement shall serve as the Preliminary Closing Statement for all purposes under this Agreement). Seller shall, and shall cause the Company to, promptly provide all supporting documentation reasonably requested by the Buyer in connection with the Buyer and Parent’s review of the Preliminary Closing Statement.

(b)             The “Estimated Closing Date Consideration” shall be equal to (i) the Enterprise Value, minus (ii) the Estimated Closing Date Net Indebtedness, minus (iii) the amount, if any, by which the Estimated Closing Date Net Working Capital is less than the Target Net Working Capital, plus (iv) the amount, if any, by which the Estimated Closing Date Net Working Capital is greater than the Target Net Working Capital, each as calculated by the Seller pursuant to the Preliminary Closing Statement.

(c)             Within forty-five (45) days after the Closing Date, the Buyer shall prepare or cause to be prepared, at the Buyer’s expense, and deliver to the Seller a written statement setting forth, (i) a balance sheet of the Company (the “Closing Balance Sheet”), (ii) the Buyer’s good faith calculations in reasonable detail of the Net Working Capital of the Company (the “Closing Date Net Working Capital”) and the Net Indebtedness of the Company (the “Closing Date Net Indebtedness”) and (iii) on the basis of the foregoing, a calculation of the Closing Date Consideration (together with the balance sheet referred to in clause (i) above and the calculations referred to in clause (ii) above, the “Final Closing Statement”), in each case, (x) as of the close of business on the Closing Date without giving effect to the payments to be made in connection with the Closing and (y) in the case of the Closing Balance Sheet and Closing Date Net Working Capital, prepared in accordance with the Accounting Policies. In the event that the Buyer shall fail to deliver the Final Closing Statement within the 45-day period provided in this paragraph (c), at the Seller’s option, the Preliminary Closing Statement delivered in accordance with Section 1.2(a) will be treated as the Final Closing Statement for all purposes hereof.

(d)             When the Buyer delivers the Final Closing Statement, the Buyer shall also deliver to the Seller a certificate signed by an executive officer of the Buyer, acting in such capacity, certifying that the Final Closing Statement was prepared in accordance with the procedures set forth in Section 1.2(c) above. During the forty-five (45)-day period immediately following the Seller’s receipt of the Final Closing Statement, or in the event Buyer fails to deliver the Final Closing Statement within the forty-five (45)-day period provided in Section 1.2(c), the forty-five (45)-day period immediately following the expiration of such forty-five (45)-day period, the Seller and its representatives (i) will be permitted to review, during normal business hours and upon reasonable notice, the Company’s books and records and, subject to execution of customary access letters with respect thereto, the working papers related to the preparation of the Final Closing Statement (including the determinations included therein), and (ii) will be given reasonable access, during normal business hours and upon reasonable notice, to knowledgeable employees of the Company in order to facilitate the Seller’s review of the Final Closing Statement. The Final Closing Statement (including the determinations included therein) will become final, binding and conclusive upon the Buyer and the Seller (a) on the forty-fifth (45th) day following the Seller’s receipt thereof unless the Buyer receives from the Seller prior to such forty-fifth (45th)-day written notice of the Seller’s disagreement (a “Dispute Notice”) with any amount or determination set forth in the Final Closing Statement, or (b) on such earlier date as the Seller notifies the Buyer that it does not dispute the Final Closing Statement. Any Dispute Notice will specify in reasonable detail the nature and dollar amount of any disagreement so asserted (collectively, the “Disputed Items”) and contain reasonably detailed supporting documentation. Seller shall be deemed to have agreed with all other items and amounts contained in the Final Closing Statement other than the Disputed Items, which items and amounts (other than Disputed Items) shall be final, binding and conclusive for all purposes hereunder. If the Seller timely delivers a Dispute Notice, then the determination of the Closing Date Consideration (in accordance with the resolution described in clause (x) or (y) below, as applicable) will become final, binding and conclusive upon the Buyer and the Seller on the first to occur of (x) the date on which the Buyer and the Seller resolve in writing all differences they have with respect to the Disputed Items or (y) the date on which all of the Disputed Items that are not resolved by the Buyer and the Seller in writing are finally resolved in writing by the Independent Accountants in accordance with Section 1.2(e). Any Dispute Notice may reference only disagreements (I) based on mathematical errors or (II) regarding whether the Closing Date Consideration, or the components thereof, as reflected on the Final Closing Statement were calculated in accordance with this Section 1.2 and the applicable definitions.

(e)             During the thirty (30) days following delivery of a Dispute Notice, the Buyer and the Seller will seek in good faith to resolve in writing any differences that they have with respect to all of the Disputed Items. Any Disputed Item resolved in writing by the Buyer and the Seller will be deemed final, binding and conclusive on the Buyer and the Seller. If the Buyer and the Seller do not reach agreement on all of the Disputed Items during such 30-day period (or such longer period as they shall mutually agree), then at the end of such 30-day (or such longer) period the Buyer and the Seller will submit all unresolved Disputed Items (collectively, the “Unresolved Items”) to Deloitte LLP or, if such firm is unwilling or unable to serve, such other independent national accounting firm as the parties hereto may reasonably agree (the “Independent Accountants”) to review and resolve such matters. In making such determination, the Independent Accountants shall consider only the Unresolved Items and shall base its determination solely on the definitions and other applicable provisions of this Agreement (and not on independent review). In resolving any Unresolved Item, the Independent Accountants shall limit their determination to selecting whether the Buyer’s proposed amount for such item in the Final Closing Statement or the Seller’s proposed amount for such item in the Dispute Notice is calculated more nearly in accordance with this Agreement. The proposed amount so selected by the Independent Accountants shall, for purposes of this Agreement, be the Independent Accountants’ determination of such Unresolved Item, and the Independent Accountants shall deliver a written report setting forth such determination (and the basis therefor), as promptly as may be reasonably practicable, and the Buyer and the Seller will instruct the Independent Accountants to endeavor to complete such process within a period of no more than thirty (30) days following the appointment of the Independent Accountants; provided that the failure of the Independent Accountants to do so within such thirty (30) day period shall not render the determination of the Independent Accountant invalid and shall not serve as a basis for seeking to overturn any determination of the Independent Accountant. The Independent Accountants may conduct such proceedings as the Independent Accountants believe, in their sole discretion, will assist in such determination with respect to the Unresolved Items; provided, however, that, except as the Buyer and the Seller may otherwise agree, (i) the Independent Accountants shall not be entitled to hold any hearings or take or order the taking of any depositions or other testimony under oath and (ii) all communications between the Buyer and the Seller or any of their respective representatives, on the one hand, and the Independent Accountants, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating party. The Independent Accountants’ determination of the Unresolved Items will be final, binding and conclusive on the Buyer and the Seller, effective as of the date the Independent Accountants’ written determination is received by the Buyer and the Seller, absent fraud or manifest error. Each of the Buyer and the Seller will bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure. The fees and expenses of the Independent Accountants shall be paid jointly, one-half by the Seller and one-half by the Buyer.

(f)             Upon the determination, in accordance with Sections 1.2(c), (d) and (e) above, of the Final Closing Statement and the Closing Date Net Working Capital, the Closing Date Net Indebtedness and the Closing Date Consideration, the Purchase Price shall be adjusted, upwards or downwards, as follows: (i) if the Estimated Closing Date Consideration is greater than the Closing Date Consideration as finally determined pursuant to this Section 1.2, then the Seller shall pay the amount of such excess to the Buyer, and (ii) if the Estimated Closing Date Consideration is less than the Closing Date Consideration as finally determined pursuant to this Section 1.2, then the Buyer shall pay the amount of such deficiency to the Seller. Any payment under this Section 1.2(f) shall be made in cash, without interest, within three (3) Business Days after the determination of the Closing Date Consideration pursuant to this Section 1.2, with any required payment by the Seller being made by release of the Holdback Funds in such amount to the Buyer. Notwithstanding the foregoing, Buyer shall not be required to make any payment pursuant to this Section 1.2(f) in excess of $7,000,000.

(g)             For the avoidance of doubt, any amounts payable to Seller hereunder (including any amounts payable pursuant to Section 1.2(f) or upon any release of Holdback Funds) shall be net of any Transaction Expenses that arise as a result of the payment of such amounts.

Article 2
Closing

Section 2.1.          Time and Place. The closing of the contribution, sale and purchase of the Membership Interests (the “Closing”) shall be held at the offices of Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004 (or remotely via the exchange of documents and signatures) on the third (3rd) Business Day, in each case, after the later of (i) the date on which all of the conditions to Closing set forth in Sections 6, 7 and 8 of this Agreement have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions (other those conditions that by their nature are to be satisfied at the Closing (the “Closing Date Conditions”), but subject to the satisfaction of, or, to the extent permissible, waiver by the party or parties entitled to the benefit of, the Closing Date Conditions) and (ii) the date on which completion of the Marketing Period occurs, or at such other date and place as the Buyer and the Seller may mutually agree in writing. The date on which the Closing is actually held hereunder is referred to herein as the “Closing Date”.

Section 2.2.          Transactions at Closing. At the Closing:

(a)             The Seller shall (A) contribute to the Operating Partnership, free and clear of any Lien, all of the Contributed Membership Interests and (B) sell, assign, transfer, convey and deliver to the Buyer, free and clear of any Lien, all of the Purchased Membership Interests (and any other Company Securities owned by the Seller).

(b)             (A) Parent shall cause the Operating Partnership to deliver to the Seller a counterpart to the Interest Contribution Agreement duly executed by the Operating Partnership and (B) the Buyer shall deliver to the Seller a counterpart to the Interest Transfer Agreement duly executed by the Buyer.

(c)             The Seller shall deliver (A) to the Operating Partnership a counterpart to the Interest Contribution Agreement and (B) to the Buyer a counterpart to the Interest Transfer Agreement in each case duly executed by the Seller and any other documents, instruments and agreements as are reasonably required to effect the contribution of the Contributed Membership Interests to the Operating Partnership and the transfer of the Purchased Membership Interests (and any other Company Securities owned by the Seller) from the Seller to the Buyer in each case free and clear of all Liens.

(d)             (i) The Buyer shall pay and discharge, on behalf of the Company, the amount payable to each counterparty or holder of Payoff Indebtedness to the extent taken into account in the calculation of the Estimated Closing Date Consideration, as specified in the Debt Payoff Letters, and (ii) the Seller shall deliver to the Buyer such executed Debt Payoff Letters.

(e)             The Buyer shall pay and discharge, on behalf of the Company, the amount payable to each Person who is owed a portion of the Transaction Expenses, as specified in the Transaction Expenses Payoff Instructions to the extent taken into account in the calculation of the Estimated Closing Date Consideration.

(f)             The Seller shall deliver to the Buyer the Escrow Agreement, duly executed by the Seller.

(g)             The Buyer shall deliver to the Seller the Escrow Agreement, duly executed by the Buyer.

(h)             The Buyer shall deliver the Holdback Amount to the Escrow Agent by wire transfer of immediately available funds, to an account designated by the Escrow Agent in writing no later than three (3) Business Days prior to the Closing.

(i)             The Buyer shall deliver to the Seller the Closing Date Cash Consideration, by wire transfer of immediately available funds, to an account designated in writing by the Seller no later than three (3) Business Days prior to the Closing.

(j)             The Buyer shall deliver, or cause to be delivered, to the Seller book entry confirmation of the OP Common Units representing the Closing Date Equity Consideration registered in the name of the Seller. A notation shall be made in respect of the Closing Date Equity Consideration on the books and records of the transfer agent in respect of the legends set forth in Section 5.21.

(k)             The Seller shall deliver to the Buyer copies of all consents, approvals, waivers, licenses and authorizations associated with the Telecom Regulatory Applications.

(l)             The Seller shall deliver to the Buyer the Resignation Letters.

(m)             The Buyer shall deliver to the Seller the executed OP LPA.

(n)             The Seller shall deliver to the Buyer the OP LPA Joinder.

(o)             The Buyer and the Seller shall take such further actions and make such other deliveries as required by the terms of this Agreement.

Section 2.3.          Holdback. At the Closing, an amount equal to $7,000,000 (the “Holdback Amount”; and together with all earnings thereon, the “Holdback Funds”) shall be deposited by the Buyer, or on the Buyer’s behalf, in an account with the Escrow Agent as security for the obligations of the Seller under this Agreement. Subject to any payments owed in accordance with Section 1.2 of this Agreement or claims made in accordance with Section 10 of this Agreement, (i) the Initial Holdback Funds Release Amount, if any, shall be released (by delivery of joint written instructions by Seller and Buyer to the Escrow Agent) to the Seller upon the final determinations pursuant to Section 1.2(f) after any required payments in connection thereto have been made, (ii) the remaining undistributed balance of the Holdback Funds, not subject to any pending claims, shall be released (by delivery of joint written instructions by Seller and Buyer to Escrow Agent) by the Escrow Agent to the Seller on the second Business Day following the first (1st) anniversary of the Closing Date (the “Holdback Termination Date”) and (iii) any balance of the Holdback Funds subject to pending claims on the Holdback Termination Date shall be released (by delivery of joint written instructions by Seller and Buyer to Escrow Agent) upon final resolution of such pending claims. The Holdback Funds shall be the sole remedy of the Buyer and the exclusive source for payment by the Seller of any post-Closing adjustment to the Estimated Closing Date Consideration pursuant to Section 1.2(f) and in respect of Seller’s indemnification obligations set forth in Section 10.1 of this Agreement other than (i) with respect to breaches of the Fundamental Representations, (ii) breaches of the covenants set forth in Sections 5.6(c), 5.6(h) (solely with respect to non-cash distributions), 5.6(t), 5.6(x) and 5.12 or (iii) in the event of fraud. Prior to Closing, the Seller may elect, upon written notice to the Buyer, to be treated as the owner of the Holdback Amount for federal and state Tax purposes. If the Seller does not make such election, Buyer shall be so treated.

Section 2.4.          Withholding Rights. Notwithstanding anything herein to the contrary, each of Parent, the Buyer and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable or deliverable to any Person pursuant to this Agreement or any other Transaction Document such amounts as it is required to deduct and withhold with respect to the making of such payment or delivery under any provision of federal, state, local or foreign Tax law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5.          UPREIT Restructuring. Parent shall use commercially reasonable efforts to cause the transactions set forth on Exhibit I (the “UPREIT Transactions”) to be consummated prior to the Closing.

Section 2.6.          Contribution by Operating Partnership. Immediately after the Closing, Parent shall cause the Contributed Membership Interests to be contributed to Buyer (such contribution, the “Contribution Transaction”).

Article 3
Representations and Warranties of the Seller

The Seller represents and warrants to the Buyer that, except as set forth in a Schedule corresponding in number to the applicable Section of this Section 3 (provided that the disclosure of an item in one section of the Schedules shall only be deemed to modify both (i) the representations and warranties contained in the section of this Agreement to which it corresponds in number and (ii) any other representation and warranty of the Seller in this Agreement but only to the extent that it is reasonably apparent on its face to an individual with no independent knowledge that such disclosure item would also qualify or apply to such other representation or warranty), as of the date hereof and as of the Closing Date:

Section 3.1.          Authority; Binding Effect.

(a)             The Seller has the limited liability company power and authority required for the execution and delivery of this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Each of the Seller and the Company has the limited liability company power and authority required for the execution and delivery of the other Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. Each of the Seller and the Company, as applicable, has obtained all necessary authorizations and approvals required for the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon their execution each of the other Transaction Documents to which the Seller or the Company, as applicable, is a party have been, duly and validly authorized and approved by all necessary organizational action on the part of such Person, duly executed (or will have been executed) and delivered by such Person, and constitutes (or will constitute when so executed) the legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other Law affecting or relating to creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). No votes, approvals, consents or proceedings of the holders of Seller’s capital stock are necessary in connection with the execution and delivery of, or the performance by the Seller of its obligations under, this Agreement and the Transaction Documents or the consummation by the Seller of the transactions contemplated hereby or thereby, other than any such votes, approvals, consents or proceedings obtained on or prior to the Execution Date.

(b)             The Company has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and as currently contemplated to be conducted.

Section 3.2.          Title to Membership Interests. The Seller has the absolute right, authority and power to contribute, sell, assign and/or transfer, as applicable, the Membership Interests to Buyer and there are no restrictions on the transfer of the Membership Interests pursuant to this Agreement in any of the Company’s or the Seller’s Organizational Documents or any agreement to which the Seller or the Company is bound, other than such restrictions as have been satisfied or waived on or prior to the Execution Date. The Seller has record and beneficial ownership of the Membership Interests, free and clear of any Lien. As of the consummation of the Closing, the Buyer will have good, valid and marketable title to and record and beneficial ownership of the Membership Interests, free and clear of any Lien, other than Liens created by the Buyer. The Seller is not a party to (i) any option, warrant, purchase right, right of first refusal, call, put or other Contract (other than this Agreement) that could require the Seller to sell, transfer or otherwise dispose of any Membership Interest, or (ii) any voting trust, proxy or other Contract relating to the voting of any Membership Interest.

Section 3.3.          Organization.

(a)             Each of the Seller and the Company are duly formed, legally existing and in good standing under the laws of the State of Alabama. Each of the Seller and the Company has all requisite power and authority and all material government licenses, authorizations, Permits, consents and approvals required to own, lease and operate its properties and to carry on its business as now conducted. The Organizational Documents of each of the Seller and the Company are in full force and effect and neither the Seller nor the Company is in material violation of any of the provisions of their respective Organizational Documents. The Ownership Records (as defined below) accurately reflect all issuances, transfers and cancellations of membership interests of the Company and any other equity in the Company since January 1, 2008. The Seller, prior to the execution hereof, has delivered or made available to the Buyer true, complete (including any amendments) and correct copies of the Company’s Organizational Documents.

(b)             The Seller, prior to the execution hereof, has delivered or made available to the Buyer (but only to the extent such documents exist) true, complete (including any amendments) and correct copies of the Company’s (i) board resolutions and certified minutes and (ii) equity transfer records or other comparable ownership records (such records, the “Ownership Records”) since January 1, 2008. All applicable state Taxes and fees with respect to the Company’s Organizational Documents have been timely paid. The Company is qualified to do business as a foreign limited liability company and is in good standing in the jurisdictions listed on Schedule 3.3(a) hereto, which jurisdictions are those in which its ownership of property or the conduct of its businesses as now conducted requires such qualification, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.4.          Subsidiaries. The Company has no Subsidiaries and, except as set forth on Schedule 3.4(i), does not directly or indirectly own or hold, of record or beneficially, any shares of any class of the capital stock of any corporation or any legal and/or beneficial interests in any partnerships, limited liability companies, business trusts or joint ventures or in any unincorporated trade or business enterprises or any other equity interest in any Person, or any such security, rights, or interests convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, any Person. Except as set forth in Schedule 3.4(ii) hereto, none of the Seller, any of its Subsidiaries (other than the Company) or any Related Party of the Company owns, directly or indirectly, any assets used in the operations of the business of the Company as currently conducted or as currently contemplated to be conducted. Furthermore, except as set forth on Schedule 3.4(iii), none of the Seller, any Subsidiary of the Seller (other than the Company) or any Related Party of the Company has any employee or other service provider engaged, directly or indirectly, in the operations of the business of the Company as currently conducted or as currently contemplated to be conducted.

Section 3.5.          Capitalization.

(a)             The Membership Interests are listed on Schedule 3.5(a) hereto and constitute 100% of the issued and outstanding capital stock, ownership, equity and voting interests in the Company. No bonds, debentures, notes or other instruments or evidence of Indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any Company matter are issued or outstanding.

(b)             All of the Membership Interests (i) are owned (beneficially and of record) by the Seller free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other limitation, restriction, or adverse claim thereto (including any restriction on the right to vote, sell or otherwise dispose of such interests) (any of the foregoing, a “Lien”), other than Liens set forth in the Company’s Organizational Documents and those that will be released upon payment of the Payoff Indebtedness on the Closing Date, (ii) are duly authorized and validly issued and outstanding, fully paid and nonassessable, (iii) were not issued in violation of the Company’s Organizational Documents or any rights, agreements, commitments or arrangements, including but not limited to preemptive rights, rights of first refusal or any other third-party rights, and (iv) were issued in compliance with all applicable Law. There are no authorized, issued, reserved for issuance or outstanding (A) options, warrants, subscriptions, call right agreements, restricted equity, restricted equity units, stock appreciation rights, unit appreciation rights, performance units, contingent value rights, “phantom” equity, incentive units or other similar securities or rights to acquire from the Company, or other obligation of the Company or any of its Affiliates to issue, or rights relating to, any of the foregoing, or other rights of any kind that provide for the sale, issuance, delivery, transfer or redemption by the Company of additional capital, membership, voting or other equity interests or other securities of the Company, (B) securities convertible into, exchangeable for or evidencing the right to purchase or otherwise give rights with respect to any capital stock, membership, voting or other equity interests or other securities of the Company or (C) securities or other rights of any kind evidencing the right to make or receive any payment based on the value of any Membership Interests or capital stock of the Company (the items referred to in clauses (A), (B) and (C), together with any capital stock, ownership, equity or voting interests of the Company, the “Company Securities”).

Section 3.6.          Consents. Except as required by the HSR Act or as set forth on Schedule 3.6 hereto, no notice to, consent, approval, order, Permit or authorization of, notification, declaration, filing with or other similar action in respect of any Governmental Authority or other Person is required to be obtained or made by the Seller or the Company in connection with the execution, delivery and performance by the Seller of this Agreement and each of the Transaction Documents to which the Seller or the Company will be a party or the consummation of the transactions contemplated hereby or thereby (other than notices, consents or approvals required under agreements or commitments evidencing, or entered into by the Company in connection with, Indebtedness of the Company to be paid and discharged at Closing pursuant to Section 2.2) or in order to prevent the termination, suspension or modification of any material right, privilege, license or qualification of the Company or the Seller.

Section 3.7.          Non-Contravention. Assuming the consents, approvals, orders, authorizations, declarations and filings set forth on Schedule 3.6 hereto are made, given or obtained, as applicable, neither the execution and delivery of this Agreement and each of the Transaction Documents to which the Seller or the Company will be a party by the Seller or the Company, as applicable, nor the consummation by the Seller of the transactions contemplated hereby or by the Seller or the Company, as applicable, of the transactions contemplated thereby will (with or without the passage of time or the giving of notice) constitute a violation of, or be in conflict with, or constitute or create a default under, or result in the creation or imposition of any Lien upon any property of the Company, or give rise to a loss of any benefit to which the Company is entitled pursuant to, or create or trigger any payment obligation for the account of the Company under: (i) the Organizational Documents of the Seller or the Company; (ii) any Law to which the Seller or the Company is subject or by which the Seller, the Company or any of their properties is bound, (iii) any Material Contract, Material Network Agreement or other Contract to which the Seller or the Company is a party or by which the Seller or the Company or any of their properties is bound or any of such properties is subject (other than agreements or commitments evidencing, or entered into by the Company in connection with, Indebtedness of the Company to be paid and discharged at Closing pursuant to Section 2.2), or, in the case of clause (iii), give rise to a right to modify, cancel or terminate or accelerate any obligation under any Material Contract, Material Network Agreement or other Contract.

Section 3.8.          Financial Statements. (a) Attached to Schedule 3.8(a)(i) are true and complete copies of (1) the consolidated audited balance sheet of the Company as of December 31, 2016 (the “Most Recent Balance Sheet”), and the related consolidated audited statement of income, comprehensive income, changes in member’s equity/deficit and cash flows for the year ending December 31, 2016 (the “2016 Audited Financial Statements”), and (2) the audited balance sheet of the Company as of December 31, 2015 and the related audited statement of income, comprehensive income, changes in member’s equity/deficit and cash flows for the year ending December 31, 2015 (such financial statements set forth in (1) and (2), collectively, including any reports, notes and schedules thereto, the “Financial Statements”). Schedule 3.8(a)(ii) sets forth the adjustments necessary to eliminate the effect of Southern Longleaf Pine LLC’s consolidation in the 2016 Audited Financial Statements.

(b)             Except as expressly set forth in the notes thereto, the Financial Statements: (i) have been prepared in accordance with GAAP applied on a basis consistent with prior periods, (ii) are consistent with the books and records of the Company and (iii) present fairly, in all material respects, the consolidated financial position, the results of operations, equity, deficit and cash flows of the Company for the periods presented therein. The Financial Statements have been prepared in accordance with the books and records of the Company.

(c)             Except as set forth in the Financial Statements, the Company does not maintain any “off-balance sheet arrangements” within the meaning of Item 303.F of Regulation S-X under the Securities Act.

Section 3.9.          Taxes. Except as disclosed on Schedule 3.9 hereto:

(a)             All material Tax Returns required to be filed by or on behalf of the Company have been filed with the appropriate Governmental Authorities when due (taking into account any applicable extensions). The Tax Returns filed by or on behalf of the Company are complete and accurate in all material respects, and all Taxes required to be reflected in any such Tax Return were properly reflected therein. No waiver of any statute of limitations relating to Taxes has been executed or given by the Company that is currently in effect. All Taxes imposed upon the Company or upon any of its properties, assets, revenues, income, and franchises have been paid, or withheld or remitted, to the appropriate government agencies other than those currently payable without penalty or interest or that are being contested in good faith by appropriate proceedings that permit such contest without payment.

(b)             All Tax Returns of the Company filed through the Tax year ended December 31, 2012 have been examined and closed or are Tax returns with respect to which the applicable period for assessment has expired under Applicable Law, after giving effect to extensions and waivers. Neither the Company nor any Affiliate of the Company has granted any extensions or waivers of the statute of limitations period applicable to any Tax Return of the Company, which period (after giving effect to such extension or waiver) has not yet expired. No Tax Return of the Company is currently the subject of any claim, audit, action, suit, proceeding or investigation in respect of any Tax. No Taxing Authority is now asserting or, to the Seller’s knowledge, has threatened, in writing, to assert against the Company any deficiency or claim for additional Taxes. No adjustment that would increase the Tax liability of the Company has been threatened, proposed or made of a Pre-Closing Tax Period which could reasonably be expected to be threatened, proposed or made in an audit of any subsequent Tax period.

(c)             Schedule 3.9(c) contains a list of all jurisdictions in which the Company files a Tax Return. In the past five taxable years, neither the Company nor any Affiliate of the Company has received a written Tax opinion with respect to any transaction relating to the Company, other than a transaction in the ordinary course of business. No claim has been made in writing by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(d)             There are no requests for rulings or determinations in respect of any Tax pending between the Company and any Taxing Authority and the Company has not received a ruling with respect to any Tax from any Taxing Authority. The Company has not entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company affecting any Tax period for which the applicable statute of limitations has not expired (after giving effect to extensions or waivers).

(e)             The Company will not be required to include in or for, or allocate with respect to, a Post-Closing Tax Period, taxable income attributable to income economically realized in a Pre-Closing Tax Period (and no deduction economically attributable to a Post-Closing Tax Period has been claimed in a Pre-Closing Tax Period).

(f)             The Company is not liable for the Taxes of any Person as a result of transferee liability, successor liability, joint and/or several liability, contractual liability, or pursuant to any Law, rule or regulation or otherwise, including any liability under any Tax sharing, Tax allocation, Tax gross-up or similar agreement or arrangement, other than pursuant to Contracts entered into in the ordinary course of business and the primary subject of which is not Taxes.

(g)             The Company is not a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, and has not participated in a “reportable transaction.”

(h)             The Company does not own an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property. None of the property owned by the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(i)             The Company has not received any Tax Grants.

(j)             The Company is, and has been since December 12, 2007, disregarded as an entity separate from the Seller for U.S. federal income Tax purposes and has never filed an election to be treated as an association taxable as a corporation under Treasury Regulations Section 301.7701-3 or otherwise changed its classification for U.S. federal income Tax purposes. No Tax Return has been filed in any jurisdiction in which the Company was treated other than as an entity disregarded as separate from the Seller, or a partnership for periods prior to December 12, 2007 for U.S. federal income tax purposes.

Section 3.10.      Undisclosed Liabilities. The Company does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent, known or unknown or otherwise, except for: (i) liabilities expressly described and adequately accrued and reserved against in accordance with GAAP in the Most Recent Balance Sheet, (ii)  liabilities which have arisen after the date of the Most Recent Balance Sheet (the “Most Recent Balance Sheet Date”) in the ordinary course of business consistent with past practice and not arising out of breach of Contract, (iii) liabilities and obligations set forth on Schedule 3.10 hereto, and (iv) liabilities which, individually or in the aggregate, are not material to the Company, taken as a whole.

Section 3.11.      Absence of Certain Changes. Except as set forth on Schedule 3.11 hereto, since the Most Recent Balance Sheet Date, the business of the Company has been conducted in all material respects in the ordinary course of business and consistent with past practice and there has not been:

(a)             any Material Adverse Effect;

(b)             any change in or effect on the material assets, liabilities, sales, income or business of the Company or in the Company’s material relationships with suppliers, customers or lessors;

(c)             any acquisition or disposition by the Company of any material asset or material property other than in the ordinary course of business consistent with past practices;

(d)             any damage, destruction or loss, whether or not covered by insurance, to the Company’s material assets and properties in excess of $500,000, in the aggregate;

(e)             any declaration, setting aside or payment of any dividend or any other distributions (other than cash distributions to Seller made after the Execution Date permitted by Section 5.6(h)) in respect of any Company Securities;

(f)             any issuance of any Company Securities or any direct or indirect redemption, purchase or other acquisition of any Company Securities;

(g)             any increase in the compensation, pension or other benefits payable or to become payable by the Company to any of its officers or employees, or any bonus payments or arrangements made to or with any of them (other than as required pursuant to the terms of any existing written agreement or plan or as required by applicable Law or annual or periodic base salary increases made to employees other than directors or officers in the ordinary course of business consistent with the Company’s past practices), or entry into, adoption, or amendment or any employment, change in control or severance agreement;

(h)             any action taken by the Company or the Seller that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.5(b) or 5.6; or

(i)             any agreement or commitment by the Company to do any of the foregoing.

Section 3.12.      Litigation. Except as set forth on Schedule 3.12(i) hereto, there are no Actions pending or, to Seller’s knowledge, threatened against, relating to or involving the Seller or the Company, or any present or former officer, director or employee of the Seller or the Company, or any other Person for whom the Company may be liable that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected, individually or in the aggregate, to be material to the Company taken as a whole, to impair or materially delay such Person’s ability to consummate the transactions contemplated by this Agreement or any Transaction Document, or in any manner challenges or seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by, or the performance by such Person of its obligations under, this Agreement or any Transaction Document. Except as set forth on Schedule 3.12(ii) hereto there are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative or regulatory agency, or by arbitration, pursuant to a grievance or otherwise) against or relating to the Seller or the Company or that seek to prevent, enjoin or materially delay the consummation of the transactions contemplated by, or the performance by the Company of its obligations under, this Agreement or the other Transaction Documents.

Section 3.13.      Conformity to Law. Except as set forth on Schedule 3.13 hereto, the Company has complied with, is in compliance with, and has operated its business and maintained its assets in compliance with, all applicable Law, in each case, in all material respects. No investigation of the Company by any Governmental Authority, including the Universal Service Administrative Company, is pending, threatened in writing or, to the knowledge of Seller, threatened orally, and the Company has not received written notice charging it with, threatening to charge it with or notifying it of, any material violation of any such applicable Laws.

Section 3.14.      Property.

(a)             Owned Real Property. Schedule 3.14(a) sets forth a true, correct and complete list of all the real property owned by the Company together with a description of the present use of each such real property (and together with all structures, facilities, or improvements currently or hereafter located thereon, all fixtures, improvements and other items of real property located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing, but excluding Network

Facilities, the “Owned Real Property”). The Company has good and marketable indefeasible fee simple title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b)             Real Property Agreements. Schedule 3.14(b) hereto sets forth a true, correct and complete list of (i) the address of each parcel of the Leased Real Property and (ii) all leases (other than leases or licenses for cell tower sites), subleases, easements, licenses (excluding any business access, customer access, end user or similar agreement or other occupancy agreements which are on terms substantially consistent with the forms of such agreements provided to Buyer prior to the date hereof), together with all amendments and modifications thereto, that authorize the use or occupancy of the Leased Real Property (the agreements in clause (ii) pertaining to the property described in clause (i), together with any leases or licenses for cell tower sites or business access, customer access, end user or similar agreements or other occupancy agreements to which the Company is a party or by which the Company is bound, the “Real Property Agreements”). The Company has provided to Buyer a true and complete copy of each Real Property Agreement listed on Schedule 3.14(b)(ii). The Company has good and marketable leasehold title or valid legal title to all Leased Real Property free and clear of all Liens except for Permitted Liens. (i) Each of the Real Property Agreements is valid, binding, in full force and effect, and enforceable by the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity; (ii) the Company’s quiet possession of the Leased Real Property has not been disturbed, neither the Company nor, to the knowledge of the Seller, any other party to a Real Property Agreement is in breach or default under any of the Real Property Agreements to which it is a party and no event exists which, with the delivery of notice, the passage of time or both, would constitute a default thereunder by the Company or any other party thereto or permit the termination of such Real Property Agreement; and (iii) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy any of its Owned Real Property, its Leased Real Property or any portion thereof. No parcel of Owned Real Property or any Leased Real Property (subject to a lease agreement with current term of longer than two years) or, to the knowledge of the Seller, any other Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated, re-zoned or otherwise taken by any public authority with or without payment of compensation therefor, nor to the knowledge of the Seller, has any such condemnation, expropriation or taking been proposed. The transactions contemplated by this Agreement will not require a consent or payment or result in a breach or default under any Real Property Agreement and all Real Property Agreements shall remain valid and binding and in full force and effect on identical terms following the Closing. There are no contractual or legal restrictions that preclude or restrict the ability to use any Real Property by the Company for the current or contemplated use of such Real Property. There are no material latent defects or material adverse physical conditions affecting the Owned Real Property or Leased Real Property. All structures and other buildings on the Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of the Company as currently conducted. The

Company does not owe, or will not owe in the future, any brokerage commissions or finder’s fees with respect to Real Property Agreements in effect on the date hereof.

(c)             Network Underlying Rights. No third party has challenged or repudiated, threatened to challenge or repudiate or has the right to terminate or repudiate any Network Underlying Rights and no property owner or other third party has challenged any the right of the Company to install, operate or maintain cable, wires, conduits or other equipment or facilities in a customer or other third party location necessary for the provision of service to existing customers. The Network Underlying Rights constitute all of the rights necessary to run the Fiber Network.

(d)             Tower Leases. Schedule 3.14(d) hereto sets forth a true, correct and complete list, as of March 10, 2017, of the cell tower sites where the Company leases or licenses space, which list includes the location of the cell tower and the identity of the lessor or licensor. All leases and licenses for cell tower sites are on terms substantially consistent with the forms of such agreements provided to Buyer prior to the date hereof). The Company has a good and valid leasehold interest in or license to the leased or licensed, as applicable, space at each of such tower sites or any other cell tower sites where the Company leases or licenses space, free and clear of all Liens other than Permitted Liens.

(e)             Tangible Property. The Company has valid and legal title to, or a valid and enforceable leasehold interest in (or other right to use), all of the tangible personal property and assets which it uses in the business of the Company, including the Network Facilities and all of the personal properties and assets identified or reflected on the Most Recent Balance Sheet or acquired thereafter, free and clear of all Liens other than Permitted Liens, except for assets disposed of in the ordinary course of business consistent with past practice since the Most Recent Balance Sheet Date.

(f)             Condition of Assets. All material properties and assets of the Company (including without limitation the Network Facilities and those reflected on the Most Recent Balance Sheet), (i) are in good operating condition and repair (except for ordinary wear and tear and routine maintenance in the ordinary course of business), (ii) are structurally sound and free of material defect (except for ordinary wear and tear and routine maintenance in the ordinary course of business), (iii) have been maintained in all material respects in accordance with the customary practices of the industry in which the Company operates, (iv) are useable in a manner consistent with their current use and any currently contemplated use and (v) comply with applicable legal requirements.

Section 3.15.      Insurance.

(a)             The Seller has previously provided or made available to the Buyer true and complete copies of (i) all insurance policies and fidelity bonds in the amount of $250,000 or more, in each case relating to the Company or its assets, business, operations, employees, agents and officers, each of which policies is listed on Schedule 3.15(a) hereto, and (ii) the five-year loss runs under such policies and bonds. Neither the Seller nor any of its Affiliates (other than the Company) is a named insured or beneficiary on any such policy or bond.

(b)             Except as set forth on Schedule 3.15(b) hereto, (i) there is no claim by the Company pending under any of such policies or bonds, (ii) to the Seller’s knowledge, there are no pending claims relating to the Company that have not been properly and timely submitted by such Company pursuant to the terms and conditions of such policy or bond and (iii) there are no pending claims relating to the Company with respect to which coverage has been denied or disputed by the underwriters of such insurance policy or bond. All premiums due and payable under all such policies or bonds have been timely paid in full. The Company is not in material default under any such policy or bond and no event or circumstance has occurred that, with notice or lapse of time or both, would permit termination or modification of such policy or bond. Except for policies or bonds that have been, or are scheduled to be, terminated in the ordinary course of business and consistent with past practices of the Company and in accordance with the terms thereof, each such policy or bond is in full force and effect.

Section 3.16.      Contracts.

(a)             Schedule 3.16(a) hereto sets forth a true and correct list of all the following Contracts to which, as of the date hereof, the Company is a party or to which the Company is bound or subject and under which there are ongoing rights or obligations (other than customary confidentiality obligations with respect to which the Company is in compliance), true and complete copies of which (including, for clarity, any amendments, exhibits, annexes, appendices or attachments thereto) have been provided or made available to the Buyer prior to the Execution Date (each such Contract disclosed or required to be disclosed pursuant to clauses (i) through (xviii) below, and any such Contract entered into prior to the Closing, a “Material Contract”):

(i)            all Material Network Agreements described in clauses (a) and (c) in the definition thereof;

(ii)            any non-customer Contract with a Governmental Authority;

(iii)           any Contract with an employee, director, or officer of the Company;

(iv)          (A) any Contract with any Person providing services on a full-time or consulting basis providing for annual base cash compensation in excess of $125,000 or pursuant to which there have been payments in excess of $125,000 to such Person in the last calendar year, or (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated hereby or that limits the right of the Company to terminate the employment of such Person without notice for any reason and without the payment of severance;

(v)           any Contract (or group of related Contracts) requiring payments by any party thereto of more than $800,000 in any twelve (12) month period after the date hereof or the performance of which involves expenditures by, or revenue to, the Company in excess of $2,000,000 after the date hereof;

(vi)          any Contract that relates to Indebtedness in excess of $100,000 or any other Contract that grants a Lien (other than a Permitted Lien) upon any material assets of the Company, or any loan agreement, note, mortgage, indenture, security agreement, guaranty or pledge (other than intercompany indebtedness that is discharged in full at or prior to the Closing);

(vii)         any lease or other Contract under which the Company is lessee of or holds, uses or operates any personal property owned by any other party, for which the annual rent exceeds $50,000, excluding any such lease having a term of one month or less;

(viii)        any Contract relating to the acquisition or disposition of an equity interest in, or all or substantially all of the assets or business of, any Person or the disposition of assets or securities having a book value, in each case, in excess of $250,000;

(ix)           any Contract giving rise to amounts that would become payable upon a change of control of the Company or that otherwise include material rights or obligations triggered by the transactions contemplated hereby or by the other Transaction Documents which, if asserted, would result in adverse consequences to the Company, Buyer or its Affiliates;

(x)            any Contract with the twenty (20) largest customers of the Company, taken as a whole (determined based on signed annual recurring revenues to the Company as of December 31, 2016);

(xi)           any Contract relating to the formation, creation, governance or control of any joint venture, partnership or similar Contract;

(xii)          any Contract containing provisions that (A) restrict or limit the freedom of the Company to compete with any Person or in any line of business or in any area, including any non-competition, non-solicitation, right of first offer, right of first refusal, or most-favored nation pricing restrictions; (B) provide for the Company to be the exclusive or preferred provider or recipient of any product or service obligations, including, for the avoidance of doubt, any Contract obligating the Company to provide its products or services exclusively to a counterparty or other specified Persons; or (C) contain any minimum purchase or sale obligations (including any take-or-pay Contracts);

(xiii)         any Affiliate Contract;

(xiv)         any Contract providing for indemnification by the Company of (A) a third party, other than in connection with a commercial agreement in the ordinary course of business and consistent with the Company’s past practice or (B) a manager, officer or employee;

(xv)          (A) any customer Contract that provides a customer an option to purchase Fiber of the Company or (B) any forward sale and purchase agreement;

(xvi)         any Contract by which the Company is licensed or otherwise permitted to use the intellectual property of others (other than non-exclusive licenses for commercial off-the-shelf computer software that are generally available on nondiscriminatory pricing terms), or by which the Company has licensed or authorized others to use any intellectual property;

(xvii)        all Contracts (other than customer Contracts) under which the Company is lessor of or permits any third party to hold, use or operate any tangible property (other than real property) owned or controlled by the Company, except for any Contract under which the aggregate annual rental payments do not exceed $100,000 and the total aggregate rental payments do not exceed $500,000; and

(xviii)      any agreement to enter into any Contract of the type described in subsections (i) through (xvii) of this Section 3.16(a).

(b)             Each Material Contract and Material Network Agreement (i) constitutes a legal, valid and binding obligation of the Company, (ii) assuming such Material Contract or Material Network Agreement, as applicable, is binding and enforceable against the other parties thereto, is enforceable against the Company, (iii) to the knowledge of the Seller, is enforceable against the other party thereto except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity and (iv) is in full force and effect. Neither the Company nor, to the knowledge of the Seller, any other party thereto is in material default under any Material Contract and Material Network Agreement, nor has there occurred any event that with notice or lapse of time, or both, (A) would constitute a material default by the Company or, to the knowledge of the Seller, any other party thereunder, (B) would allow or give rise to the limitation, revocation, modification, or termination of any Material Contract or Material Network Agreement, or (C) would result in the impairment of the rights of the Company under any Material Contract or Material Network Agreement; nor has the Company or the Seller received any notice regarding the matters described in (A) through (C). There is no pending disagreement or dispute with any other party to any Material Contract or Material Network Agreement. From December 31, 2016 to the Execution Date, the Company has not received any notification that any party to a Material Contract or Material Network Agreement intends to cancel, terminate, materially modify, refuse to perform or refuse to renew such Contract.

(c)             Except as set forth on Schedule 3.16(c) hereto, from and after December 31, 2016 to the Execution Date, none of the Top Customers or Top Vendors (collectively, the “Significant Counterparties”) (i) has ceased its purchases from or sales or provision of services to or from the Company or threatened in writing or to the knowledge of the Seller, threatened orally to cease such purchases or sales or provision of services, (ii) no

Significant Counterparty has materially reduced its purchases from or sales or provision of services to or from, or has materially delayed or interrupted purchases from or provision of sales or services to or from, the Company, as applicable, other than in the ordinary course of business consistent with past practice, (iii) no Significant Counterparty has threatened in writing or to the knowledge of the Seller, threatened orally to cease or materially reduce its purchases from or sales or provision of services to or from the Company, and (iv) there have been no material disputes or controversies with any Significant Counterparty.

(d)             The Company is not in violation or breach of the terms of any Government Contract. All representations, certifications and disclosures made by the Company with respect to any Government Contract were accurate and complete in all material respects as of their effective date. No reasonable basis exists to give rise to a claim for fraud in connection with any Government Contract including under the United States civil or criminal False Claims Act of 1863 (the “False Claims Act”). The Company has complied in all material respects with the terms and conditions of each Government Contract and related applicable Laws including all provisions and laws regarding small business subcontracting and utilization, subcontracting plans, affirmative action, protection and security of personal data or data of a Governmental Authority, kickbacks, illegal gratuities, pricing and other provisions. The Company has not received a cure notice, show cause notice, civil investigative demand or had a Government Contract terminated for default or convenience, have not been threatened with termination for default, or notified of a breach of contract. None of the Company, its respective officers or employees or, to the knowledge of the Seller, their respective agents or Representatives, is or has been suspended or debarred, or to the knowledge of the Seller, proposed for suspension or debarment, from doing business with any Governmental Authority, and to the knowledge of the Seller, there are no circumstances that would reasonably be expected to become a basis for any of the foregoing. The Company does not have access to any classified information in connection with any Government Contract and is not required to have any personnel or facility security clearance.

(e)             Since December 31, 2016 to the Execution Date, neither the Company nor the Seller has received any written or oral indication of an intention to terminate (including a termination for convenience or for cause) or, in the case of a Material Contract related to an ongoing relationship in the ordinary course of business with the other party thereto, fail to renew or extend on substantially similar terms, any Material Contract (including, for the avoidance of doubt, any purchase, sale or service order under any Material Contract) from any of the parties to any Material Contract. Since December 31, 2016 to the Execution Date, with respect to any Material Contract that, by its terms, would automatically renew or extend absent notice or other action by a party thereto, no such party has given any such notice or taken any such action. There is no Action pending against or threatened against the Company or Seller, any present or former officer, director or employee of any of the Companies or Seller, or any Person for whom any the Company may be liable with respect to a Material Contract that is by or before (or that would be by or before) any Governmental Authority or arbitrator.

Section 3.17.      Employee Benefit Plans.

(a)             Except as set forth on Schedule 3.17(a) hereto, neither the Company nor any of its ERISA Affiliates (with respect to current or former Company employees or other service providers) maintains, is a party to, or has any obligation to make contributions to or has any direct or indirect liability with respect to any employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not such employee benefit plan is subject to ERISA, or any retirement, compensation or employment (other than standard offer letters that do not provide for contractual severance or other material contractual entitlements), consulting, retention, change in control, welfare, profit-sharing, stock option, stock bonus, deferred compensation, incentive compensation, equity compensation, severance, fringe benefit or other employee benefit plan, program or agreement (collectively “Benefit Plans”). All such Benefit Plans have been maintained and operated in material compliance with all federal, state and local laws applicable to such plans and the terms and conditions of the respective plan documents, and, to the Seller’s knowledge, no fact or circumstance exists that would cause any Benefit Plan to not be in material compliance with its terms and all federal, state and local laws applicable to such Benefit Plan.

(b)             The Seller, prior to the execution hereof, has made available to the Buyer, to the extent applicable, copies of: (i) all documents which comprise the most current version of each Benefit Plan and any amendments thereto; (ii) the most recent summary plan description with respect to each Benefit Plan; (iii) the three most recent annual reports (Form 5500) and accompanying schedules for each Benefit Plan; and (iv) the most recent IRS determination, advisory or opinion letter.

(c)             The IRS has issued a favorable determination letter with respect to each Benefit Plan that is intended to be qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), or, in the case of such a Benefit Plan that is based upon a pre-approved plan document, the IRS has issued a favorable advisory or opinion letter with respect to the form of the underlying plan and no event has occurred that would disqualify the plan or, to the Seller’s knowledge, is likely to result in the revocation of such letter.

(d)             No Benefit Plan and no employee benefit plan (as defined in Section 3(3) of ERISA) currently maintained or contributed to or required to be contributed to by, or in the past six (6) years maintained or contributed to or required to be contributed to by, the Company or any ERISA Affiliate (an “ERISA Affiliate Plan”) is subject to Title IV or Section 302 of ERISA or Section 412 of the Code. No Benefit Plan and no ERISA Affiliate Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), nor has the Company or any ERISA Affiliate contributed to, or been obligated to contribute to, any Multiemployer Plan or any Multiple Employer Plan within the preceding six years. The Company is not reasonably expected to have any direct or indirect liability under Title IV or ERISA, including with respect to any Multiemployer Plan or Multiple Employer Plan.

(e)             No non-exempt “prohibited transaction,” as such term is described in Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any of the Benefit Plans that would subject the Company, any officer of the Company or any of such plans or any trust to any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or ERISA.

(f)             Except for continuation coverage as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or similar state insurance laws, no Benefit Plan provides life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(g)             Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in material operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder.

(h)             The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director, or consultant of the Company to severance pay, unemployment compensation or any other similar termination payment; (ii) accelerate the timing of payment or vesting, or increase the amount of or otherwise enhance any benefit due under any Benefit Plan; (iii) limit or restrict the right to merge, amend, or terminate any Benefit Plan; or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(i)             There are no pending or, to the Seller’s knowledge, threatened audits or investigations by any governmental agency involving any Benefit Plan. There are no actions, suits or claims pending (other than routine claims for benefits), or, to the Seller’s knowledge, threatened against, or with respect to, any Benefit Plan.

(j)             All material contributions required to be made to the Benefit Plans pursuant to their terms have been timely made, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, in each case for any period through the date hereof, have been timely made or paid in full.

(k)             The Company has no obligation to gross-up, indemnify or otherwise reimburse any current or former employees, directors, consultants or other service providers of the Company for any tax incurred by such employee, director, consultant or service provider, including under Section 409A or 4999 of the Code.

(l)             There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

Section 3.18.      Intellectual Property.

(a)             Schedule 3.18(a) hereto sets forth a list of (i) all patents, trademarks, trade names and copyrights registered in the name of the Company and all applications therefor, and (ii) all material written agreements relating to technology, know-how and processes which the Company is licensed or authorized to use by others (other than commercial computer software licensed on nondiscriminatory terms) or which the Company has licensed or authorized for use by others.

(b)             Except to the extent set forth on Schedule 3.18(b) hereto, the Company owns or has a valid, enforceable and sufficient right to use all Intellectual Property Rights used or held for use in the conduct of the business of the Company as currently conducted, except where the failure to own or have such rights would not reasonably be expected to be, individually or in the aggregate, material to the Company, taken as a whole. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights. There exist no restrictions on the transfer of the Owned Intellectual Property Rights.

(c)             The Company has not infringed, misappropriated or otherwise violated, or is not infringing, misappropriating or otherwise violating, any Intellectual Property Right of any Person. There is no Action pending or threatened against the Company or any present or former officer, director or employee of the Company (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company in any of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights other than administrative proceedings to obtain Intellectual Property Rights, (ii) alleging that the use of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights or any services provided or processes used by the Company conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property Right of any Person.

(d)             None of the Owned Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Seller, all Owned Intellectual Property Rights and Licensed Intellectual Property Rights are valid and enforceable. The Company is the sole and exclusive owner of all Owned Intellectual Property Rights and holds all right, title and interest in and to all Owned Intellectual Property Rights, free and clear of any Lien (other than Permitted Liens), subject to any non-exclusive licenses granted.

(e)             The Company has taken all reasonable actions to maintain and protect the Owned Intellectual Property Rights that are material to the business or operations of the Company as currently conducted.

(f)             Within the last three years, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right or the Company’s rights in any Licensed Intellectual Property Right. The Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property Rights that are of a confidential nature used in and material to the business or operation of the Company as currently conducted, and no such Intellectual Property Rights have been disclosed other than to employees, representatives and agents of the Company, all of whom are bound by written confidentiality agreements substantially in the form previously made available to Buyer prior to the date hereof. Within the last three years, to the knowledge of the Seller, the Company has not suffered any material breaches of any such confidential Intellectual Property Rights that have resulted in the unauthorized disclosure of or loss of any such confidential Intellectual Property Rights.

(g)             The Company owns or has valid rights to access and use all computer systems (including all computer programs, applications, software, databases, firmware, hardware and related documentation, collectively, “IT Systems”) used to process, store, maintain and operate data, information and functions used in connection with the business of the Company as currently conducted, except where the failure to own or have such valid access and use rights has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company, taken as a whole. (i) The Company has taken commercially reasonable steps, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Systems against any unauthorized use, access, interruptions, modifications or corruption, including the implementation of commercially reasonable (x) data backup, (y) disaster avoidance and recovery procedures and (z) business continuity procedures and (ii) to the knowledge of Seller, the IT Systems are free of all viruses, worms, Trojan horses, or similar malicious code that would materially disrupt their operation or have a material adverse impact on their operation. Except as set forth on Schedule 3.18(g), there has not been any malfunction with respect to any of the IT Systems since January 1, 2012 and that would reasonably be expected to be, individually or in the aggregate, material to the Company, taken as a whole.

(h)             The Company is in material compliance with, and since January 1, 2012 has complied in all material respects with, all applicable Laws and applicable privacy policies of the Company relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected or obtained in the conduct of the business of the Company. Since January 1, 2012, the Company has not received any written notice or claim that the Company’s use, collection, storage, disclosure or transfer of personally identifiable information or other data is or may be in material violation of applicable Laws. Except as set forth on Schedule 3.18(h), to the knowledge of the Seller, since January 1, 2012, the Company has not experienced any breach of security or other unauthorized access by third parties to Company data in the Company’s possession, custody or control. During the past three (3) years, to the knowledge of the Seller, no circumstance has arisen in which applicable Laws would require the Company to notify a Person or Governmental Authority of a data security breach or security incident.

Section 3.19.      Indebtedness and Restricted Cash.

(a)             Schedule 3.19(a) hereto sets forth the Indebtedness of the Company outstanding as of the Execution Date. The Company has no other Indebtedness outstanding as of the date hereof except for Indebtedness set forth on Schedule 3.19(a). As of the Closing, the Company will have no Indebtedness outstanding other than Indebtedness set forth in the Preliminary Closing Statement and taken into account in the calculation of Estimated Closing Date Net Indebtedness.

(b)             Schedule 3.19(b) hereto sets forth, as of the Execution Date: (i) all liabilities under GAAP of the Company as lessee under leases that have been or should be capitalized in accordance with GAAP as of the Execution Date (the “Capitalized Lease Amount”); (ii) all unearned revenue required to be accrued in accordance with GAAP, calculated as follows: the sum of all unearned revenue as of March 31, 2017 plus the amount of unearned revenue booked or incurred from April 1, 2017 to the Execution Date (the “Unearned Revenue Amount”); and (iii) all liabilities for unbilled capital expenditures (excluding unbilled network construction in progress) required to be accrued in accordance with GAAP and payables related thereto of the Company, which are not otherwise included in the Company’s accounts payable as of the Execution Date (the “Unaccrued Capital Expenditures Amount”).

(c)             The Company has no cash or cash equivalents that are not freely usable, distributable or transferrable by the Company (any such cash or cash equivalents, “Restricted Cash”).

(d)             As of the Closing Date: (i) the Capitalized Lease Amount shall not exceed the sum of (A) the amount set forth on Schedule 3.19(b)(i) plus (B) the amount incurred in accordance with Section 5.6(z); (ii) the Unearned Revenue Amount (calculated as: the sum of all unearned revenue as of the last day of the month immediately preceding the Closing Date plus the amount of unearned revenue booked or incurred from the first day of the month in which Closing occurs until the Closing Date (unless the Closing Date occurs on the last day of the month, in which event the Unearned Revenue Amount shall be the amount of unearned revenue as of the Closing Date)) shall not exceed the sum of (x) amount set forth on Schedule 3.19(b)(ii) plus (y) the amount incurred in accordance with Section 5.6(y); and the Unaccrued Capital Expenditures Amount shall not exceed the amount set forth on Schedule 3.19(b)(iii).

Section 3.20.      Employees and Labor Matters.

(a)             The Seller, prior to the execution hereof, has provided or made available to the Buyer a true, correct and complete schedule setting forth, with respect to each employee and individual independent contractor of the Company as of April 6, 2017, the following information: name; employer; job title; department for which he/she works; job location; full or part-time status; date of hire; bonuses paid for the year ended December 31, 2016; target bonus for 2017; and current annual base salary, wage rate or rate of compensation. Five days prior to the Closing Date, the Company shall provide to Buyer a true and complete written statement indicating any changes to the information required to be provided to Buyer under this (a) as of the Closing Date. Except as set forth in Schedule 3.20(a) hereto, (i) the employment of each employee of the Company is terminable at will by the Company, and (ii) there are no outstanding Contracts or arrangements with respect to severance payments with any employee or former employee of the Company. As of the Execution Date, no Key Employee has provided notice to or otherwise informed the Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement.

(b)             Since January 1, 2012, the Company has materially complied with all federal and state laws respecting employment and employment practices, terms and conditions of employment, worker classification, wages and hours and nondiscrimination in employment, health and safety, workers’ compensation and the collection and payment of withholding and/or payroll Taxes and similar Taxes. Except as set forth on Schedule 3.20(b), there is no charge, complaint or proceeding pending, threatened in writing or to the Seller’s knowledge, threatened orally, nor has there been a charge, complaint or proceeding in the past three (3) years, against the Company alleging unlawful discrimination in employment practices before any court or agency, and there is no charge of or proceeding pending, threatened in writing, or to the Seller’s knowledge, threatened orally, nor has there been a charge or proceeding in the past three (3) years, with regard to any unfair labor practice against the Company pending before the National Labor Relations Board or any Governmental Authority.

(c)             None of the employees of the Company is covered by any collective bargaining agreement, and no collective bargaining agreement is currently being negotiated by the Company, or, to the Seller’s knowledge, threatened by or on behalf of any labor union with respect to employees of the Company. There is no, and in the past three (3) years has been no, labor strike, dispute, slowdown or stoppage pending, threatened in writing or, to the Seller’s knowledge, threatened orally against or affecting the Company, and the Company has not experienced any work stoppage or other labor difficulty since its inception.

(d)             The Company is, and has been since January 1, 2012, in compliance with WARN and has no liabilities or other obligations thereunder.

Section 3.21.      Permits and Licenses.

(a)             The Company holds all material Permits required by the FCC and by each State PUC and Public Right-of-Way Licensor and any other Governmental Authority that regulates the Company’s business or the installation of the Company’s Network Facilities, and all such Permits and their dates of expiration, if any, all pending applications for any renewal or modification thereof, and all pending applications for any additional Permits are set forth on Schedule 3.21(a) hereto. Except as set forth on Schedule 3.21(a) hereto, each of such Permits is validly issued in the name of the Company, in full force and effect, is not subject to any restrictions or conditions other than those appearing on the face of the Permit that limit the operations of the Company (other than restrictions or conditions generally applicable to Permits of that type), and has not been suspended, canceled, revoked or modified in any manner that is adverse and is material to the Company or its business. None of the Permits are scheduled to expire within the ninety (90) days after the date of this Agreement. The Company has operated its business and installed the Company’s Network Facilities in compliance in all material respects with the terms and conditions of the Permits. No other material Permits are necessary for the Company to own, lease or use its assets or to operate its business as currently conducted. The consummation of the transactions contemplated by this Agreement will not result in the termination or suspension of any Permit that is material to the operation of the Company’s business as currently conducted or as currently contemplated to be conducted.

(b)             Except as set forth on Schedule 3.21(b) hereto or that, individually or in the aggregate, would not be material to the Company, the Company has not received written or, to the Seller’s knowledge, oral notice of any pending or threatened action by or before the FCC, any State PUC or any Public Right-of-Way Licensor or any other Governmental Authority of any violation, complaint, application or proceeding (other than applications, complaints or proceedings that generally affect the Company’s industry as a whole) relating to the Company or its business or its Network Facilities, or of any other proceeding which would likely result in the termination, revocation, denial of renewal, modification, or suspension of or with respect to any of such Permits, or any fine or forfeiture in connection therewith. Except as set forth on Schedule 3.21(b) hereto, to the knowledge of the Seller, no event has occurred or failed to occur which permits the revocation or termination of any material Permit or the imposition of any restriction thereon.

(c)             The Company has filed all material regulatory tariffs, registrations, reports and other documents, including any renewal applications, certifications of construction completion, and paid all required fees, assessments and contributions required by the FCC, any State PUC or Public Right-of-Way Licensor or any other Governmental Authority that regulates the Company’s business or the installation of the Company’s Network Facilities. Any material regulatory tariffs applicable to the Company are in full force and effect in accordance with their terms, and to the Seller’s knowledge, there is no outstanding notice of cancellation or termination or any threatened cancellation or termination in connection therewith. Each such tariff has been duly and validly approved by the FCC or applicable State PUC having jurisdiction thereof. To the extent required by the FCC or any State PUC, the Company is conducting its business in compliance with all tariffs.

(d)             Except as set forth on Schedule 3.21(d) hereto, the Company is not delinquent in any debts, contributions or assessments owed to the FCC, any State PUC or Public Right-of-Way Licensor or any Governmental Authority, whether directly or through any administrator of funds supporting federal universal service, telecommunications relay services, local number portability and North American Numbering Plan administration and is not subject to a denial of any applications under the FCC’s “red light rule.”

(e)             The filings for the FCC Consents and other notice filings to the FCC are set forth in Schedule 3.21(e).

(f)             The filings for State PUC Consents and other notice filings to the State PUCs are set forth in Schedule 3.21(f).

(g)             The filings for Public Right-of-Way Consents and other notice filings to the Public Right-of-Way Licensors are set forth in Schedule 3.21(g).

(h)             The filings required by any other Governmental Authority (other than under the HSR Act) are set forth in Schedule 3.21(h).

Section 3.22.      Network Facilities.

(a)             Schedule 3.22(a)(i) hereto sets forth maps showing in reasonable detail the route and location of the Company’s Network Fiber which comprises the Company’s long haul network and metro access network (together, the “Network”) as follows: (i) the routes and locations of all fiber optic lines and other cabling owned by the Company; (ii) the routes and locations of buried conduits and aerial pole lines owned by the Company or leased by the Company from third parties; (iii) the routes and locations of all fiber optic lines and other cabling that the Company leases or obtains from others, including the approximate number of Fibers leased by the Company in each such route, in each case, as set forth in the applicable lease or Contract; (iv) the number and location of all regeneration sites in the Network Facilities and (v) locations (transmitting and receiving) of Company wireless Network Facilities. Schedule 3.22(a)(ii) hereto sets forth a list of the hub sites for interconnection of lines and operation of equipment. There are no material Network Fibers other than those set forth on Schedule 3.22(a) hereto, other than any Network Fibers added to the Network after the Execution Date. The Company has good title or valid rights of use over all Network Fibers.

(b)             The Network is in good working condition and is without any material defects. Schedule 3.22(b) hereto sets forth for the Company’s current operations, a true, correct and complete list of all outage details reasonably applicable to material incidents for the 12-month period ending December 31, 2016.

(c)             The Company has not been obligated to make any payments to any customers for failure to satisfy applicable “Service Level Agreements” with the customers of the Company, and circumstances have not arisen that would have required the Company to make any such payment if requested by a customer.

(d)             The Company owns or has a valid right to use the Network Underlying Rights free and clear of all Liens and has held all of the Network Underlying Rights in a manner that does not violate in any material respect the terms of any such Network Underlying Right. The Material Network Agreements constitute all rights necessary to allow the business of the Company to be operated in the ordinary course of business and consistent with past practices of the Company.

(e)             The Company has good and valid title to or otherwise has the right to use, and has adequate rights of access to, all items and equipment used to operate and maintain the Network and such items and equipment are in good operating condition and repair, free from all material defects, subject only to normal wear and tear.

Section 3.23.      Environmental Matters. Except as set forth on Schedule 3.23, since January 1, 2012, the Company has complied in all material respects with all

Environmental Law. No judicial proceedings are pending or, to the knowledge of the Seller, threatened against the Company alleging any violation of or liability under any Environmental Law. All Permits, registrations, licenses and authorizations required to be obtained or filed by the Company under any applicable Environmental Laws in connection with the Company’s operations, including those activities relating to the generation, use, storage, treatment, disposal, release or remediation of Hazardous Substances, have been duly obtained or filed, and the Company is in material compliance with the terms and conditions of all such permits, registrations, licenses and authorizations. There has been no release of any Hazardous Substance at, on, under, to, in or from (i) any location by or arising from the operations of, (ii) any property or facility now or previously owned, leased or operated by, or (iii) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case, the Company (or any of its predecessors) that is reasonably likely to result in material liability under Environmental Laws to the Company. There is no written part of any environmental investigation, study, audit, test, review, analysis or other environmental assessment in the possession, custody or control of any of the Company or Seller that identifies any material unresolved liability under or failure to comply with Environmental Laws of or by the Company or any of its respective legal predecessors in interest (including in respect of any property now or previously owned, leased or operated by the Company or any of its legal predecessors in interest) that has not been made available to Buyer at least five days prior to the date hereof.

Section 3.24.      Brokers. (a) Except for SunTrust Robinson Humphrey, which has been retained by the Seller and whose fees and expenses shall be paid by Seller, neither the Seller nor the Company nor any of Seller’s Affiliates has directly or indirectly, retained, utilized or been represented by any broker or finder or entered into any agreement with any Person that would obligate the Company to pay any commission, brokerage fee, “finder’s fee,” or advisor fee in connection with the transactions contemplated by this Agreement. The Company is not a party to and does not have any obligations under the SunTrust Robinson Humphrey engagement letter.

(b)             As of the Closing, the Company will have no Transaction Expenses outstanding other than Transaction Expenses set forth in the Preliminary Closing Statement and taken into account in the calculation of Estimated Closing Date Net Indebtedness.

Section 3.25.      Affiliate Transactions. Except as set forth on Schedule 3.25, no Related Party of the Company directly or indirectly (i) is or has been within the two years preceding the date of this Agreement involved in any business arrangement, Contract or other material relationship (whether written or oral) with or relating to the Company (other than director, officer or employment relationships or as an equityholder of the Company and other than Contracts or relationships with the Company undertaken at prevailing market prices and on prevailing market terms), (ii) owns, or otherwise has any right, title or interest in, to or under, any property or right, tangible or intangible, of or used by the Company (other than property leased to the Company at prevailing market rents and on prevailing market terms), (iii) licenses Intellectual Property Rights either to or from the Company, (iv) has any obligations to the Company, including to purchase or sell any tangible or intangible asset (other than obligations with respect to Contracts or business arrangements with the Company on prevailing market prices and on prevailing market terms), (v) is the beneficiary of any management or other fees paid by the Company or (vi) is indebted to or, in the past two years, has borrowed money from or lent money to, or is a guarantor or indemnitor of the Company (other than any such indebtedness, guarantee or indemnity that will be discharged or extinguished at or prior to Closing) (any Contract related to the arrangements described in clauses (i) through (vi) hereof, including any such Contract listed (or required to be listed) on Schedule 3.25 hereto, an “Affiliate Contract”). For the avoidance of doubt, Affiliate Contracts include any “management rights” letters to which the Company is a party.

Section 3.26.      Sufficiency of Assets. Except as set forth on Schedule 3.26 hereto, the tangible and intangible property and assets owned by the Company constitute all of the tangible and intangible property and assets that are used in the business of the Company as currently conducted and are sufficient in all material respects to conduct such business as currently conducted.

Section 3.27.      Investment Purpose. (a) The Seller will be acquiring the OP Common Units representing the Closing Date Equity Consideration for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws. The Seller acknowledges that the issuance of the OP Common Units representing the Closing Date Equity Consideration hereunder has not been registered under the Securities Act or any state securities laws, and that the OP Common Units representing the Closing Date Equity Consideration may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto.

(b)             The Seller represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act. The Seller agrees that it has not and will not take any action that could have an adverse effect on the availability of the exemption from registration provided by Regulation D promulgated under the Securities Act with respect to the Closing Date Equity Consideration.

Section 3.28.      Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SCHEDULES OR ANY CERTIFICATE DELIVERED IN CONNECTION WITH THE CLOSING OF THIS AGREEMENT, NONE OF THE SELLER, THE COMPANY OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION PROVIDED OR MADE AVAILABLE TO THE BUYER, ITS AFFILIATES, ANY OF THEIR REPRESENTATIVES OR ANY OTHER PERSON FOR THEIR BENEFIT. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SCHEDULES OR ANY CERTIFICATE DELIVERED IN CONNECTION WITH THE CLOSING OF THIS AGREEMENT, THERE ARE NO REPRESENTATIONS BY THE SELLER OF ANY KIND, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE

SELLER, THE COMPANY OR ITS BUSINESSES OR ASSETS, AND ANY OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE SCHEDULES OR ANY CERTIFICATE DELIVERED IN CONNECTION WITH THE CLOSING OF THIS AGREEMENT, THE COMPANY AND THE SELLER HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR, OR ANY USE BY THE BUYER OR ITS AFFILIATES OR REPRESENTATIVES OF, ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO THE BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HERETOFORE HAVE BEEN OR MAY HEREAFTER BE MADE AVAILABLE TO THE BUYER OR ITS AFFILIATES OR REPRESENTATIVES, WHETHER IN ANY “DATA ROOMS”, “MANAGEMENT PRESENTATIONS”, “BREAKOUT SESSIONS” OR OTHERWISE, IN RESPONSE TO QUESTIONS SUBMITTED BY OR ON BEHALF OF THE BUYER OR OTHERWISE BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES).

Article 4
Representations and Warranties of Parent and the Buyer

Each of Parent and the Buyer hereby represents and warrants to the Seller that, except as set forth in a Schedule corresponding in number to the applicable Section of this Article 4, as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case, as of such earlier date):

Section 4.1.          Authority; Binding Effect. Each of Parent and the Buyer has obtained all necessary authorizations and approvals required for the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which it is a party has been (or will be) duly executed and delivered by each of Parent and the Buyer and constitutes the legal, valid and binding obligation of Parent and the Buyer, as applicable, enforceable against Parent and the Buyer in accordance with their applicable terms, except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other Law affecting or relating to creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.2.          Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. As of the Closing, the Operating Partnership will be a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and the Buyer has full power and authority under its Organizational Documents and applicable Laws to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.

Section 4.3.          Consents. Except as required by the HSR Act or as set forth on Schedule 4.3 hereto, no notice to, consent, approval, order or authorization of, or declaration, registration or filing with, any Governmental Authority or other Person is required to be obtained or made by Parent, the Operating Partnership or the Buyer in connection with the consummation by Parent or the Buyer of the transactions contemplated by this Agreement or the other Transaction Documents, except where the failure to obtain or make any of the foregoing would not reasonably be expected to materially and adversely affect Parent’s or the Buyer’s ability to consummate the transactions contemplated hereby or by the other Transaction Documents.

Section 4.4.          Non-Contravention. Assuming the consents set forth on Schedule 4.3 hereto are made, given or obtained, as applicable, and assuming the accuracy of the Seller’s representations and warranties set forth in Section 3.27, neither the execution and delivery of this Agreement by Parent or the Buyer nor the consummation by Parent or the Buyer of the transactions contemplated hereby and by the other Transaction Documents will (with or without the passage of time or the giving of notice) constitute a material violation of, or be in material conflict with, constitute or create a material default under, or result in the creation or imposition of any Liens upon any property of Parent, the Operating Partnership or the Buyer pursuant to (a) the Organizational Documents of Parent, the Buyer or the Operating Partnership, each as amended to date; (b) any material Law to which Parent, the Buyer or the Operating Partnership is subject; or (c) any material agreement or commitment to which Parent, the Buyer or the Operating Partnership is a party or by which Parent, the Buyer or the Operating Partnership or any of their properties is bound or to which Parent, the Buyer, the Operating Partnership or any of their properties is subject or, in the case of clause (c) give rise to a right to modify or terminate, or accelerate any obligation under any material agreement or commitment to which Parent, the Buyer or the Operating Partnership is a party or by which Parent, the Buyer, the Operating Partnership or any of their properties is bound or to which Parent, the Buyer, the Operating Partnership or any of their properties is subject, except in the case of clauses (b) and (c) such conflicts, violations, defaults and Liens that would not reasonably be expected to prevent or materially delay Parent’s or the Buyer’s ability to consummate the transactions contemplated hereby or by the other Transaction Documents.

Section 4.5.          Brokers. Other than RBC Capital Markets LLC, none of Parent, the Buyer or the Operating Partnership has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

Section 4.6.          Financing; Closing Date Equity Consideration. (a) Assuming the satisfaction of the conditions set forth in Articles 6 and 7 and the performance by Seller of its obligations under this Agreement and the other Transaction Documents, Parent and the Buyer shall have available to it at the Closing all funds necessary for its payment of the Purchase Price and any adjustments thereto in accordance with this Agreement and for all other actions necessary for the Buyer to consummate the transactions contemplated by this Agreement. Buyer has provided the Seller with a true and complete copy (subject to redactions only with respect to fees, pricing and “market flex” information) of that certain commitment letter dated even with the date hereof (the “Debt Commitment Letter”) by and between Parent and the certain banks named therein (together with any lenders, agents, underwriters, arrangers and other entities performing similar roles that have agreed to provide, arrange or underwrite, or have otherwise entered into agreements in connection with, all or a portion of the Debt Financing, including as parties to the Debt Commitment Letter, or joinder agreements, credit agreements, indentures or similar documentation related thereto, together in each case with their successors and assigns, the “Lenders”) pursuant to which the Lenders have committed subject to the terms and conditions set forth therein, to provide (or arrange) the amounts set forth therein for purposes of financing the transactions contemplated by this Agreement and the other Transaction Documents and related fees and expenses (the “Debt Financing”).

(b)             When issued in accordance with the terms hereof and delivered at Closing, the OP Common Units representing the Closing Date Equity Consideration will be (i) duly authorized and validly issued and (ii) free and clear of all Liens (other than Liens imposed by applicable Law, the Operating Partnership’s and the Company’s Organizational Documents or as expressly contemplated hereby, including by Section 5.21).

(c)             The OP Common Units, when issued, will have the rights, qualifications, limitations and restrictions set forth in the OP LPA. At the Closing, Parent will deliver to the Seller a true, correct and complete copy of the OP LPA. As of the Closing, the OP LPA will be enforceable against the general partner of the Operating Partnership in accordance with its terms except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other Law affecting or relating to creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.7.          Litigation. There are no Actions pending or, to the knowledge of the Buyer, threatened against, relating to or involving Parent, the Buyer or the Operating Partnership that, individually or in the aggregate, (a) would reasonably be expected to materially and adversely affect Parent’s, the Buyer’s or the Operating Partnership’s ability to consummate the transactions contemplated hereby or by the other Transaction Documents or (b) would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. There are no actual or, to the knowledge of the Buyer, threatened Actions against, relating to or involving Parent, Buyer or the Operating Partnership that present a claim to restrain or prohibit the transactions contemplated herein or in the other Transaction Documents. There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative or regulatory agency, or by arbitration, pursuant to a grievance or otherwise) against or relating to Parent, the Buyer or the Operating Partnership that, individually or in the aggregate, would reasonably be expected to materially and adversely affect Parent’s, the Buyer’s or the Operating Partnership’s ability to consummate the transactions contemplated hereby or by the other Transaction Documents.

Section 4.8.          Acquisition for Investment. The Membership Interests to be acquired by the Buyer pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and the Buyer will not offer to sell or dispose of the Membership Interests so acquired by it in violation of any of the registration requirements of the Securities Act, or any applicable state law. The Buyer has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of this Agreement. The Buyer acknowledges that it has been afforded: (a) the opportunity to ask questions of, and to receive answers from, representatives of the Seller and the Company concerning the merits and risks of investing in the Company; (b) access to information about the Company, its results of operations, financial condition and cash flow, and its business generally, to enable the Buyer to evaluate whether or not to proceed with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (c) the opportunity to obtain additional information with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.9.          Due Diligence Review, Projections. The Buyer acknowledges that it has conducted a due diligence investigation with respect to the Company. In connection with the Buyer’s investigation of the Company, the Buyer has received from or on behalf of the Company certain projections. The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties, that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that the Buyer shall have no claim against the Seller or any other Person with respect thereto.

Section 4.10.      Regulatory. Buyer does not have direct or indirect foreign ownership interests that are required to be reported in the applications for the FCC Consents.

Section 4.11.      Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SCHEDULES OR ANY CERTIFICATE DELIVERED IN CONNECTION WITH THE CLOSING OF THIS AGREEMENT, THERE ARE NO REPRESENTATIONS BY THE BUYER OR PARENT OF ANY KIND, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE BUYER, PARENT, THEIR RESPECTIVE AFFILIATES OR THEIR RESPECTIVE BUSINESSES OR ASSETS, AND ANY OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE SCHEDULES OR ANY CERTIFICATE

DELIVERED IN CONNECTION WITH THE CLOSING OF THIS AGREEMENT, THE BUYER AND PARENT HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR, OR ANY USE BY THE SELLER OR ITS AFFILIATES OR REPRESENTATIVES OF, ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO THE SELLER OR ITS AFFILIATES OR REPRESENTATIVES.

Article 5
Covenants

Section 5.1.          Applications for FCC, State and Public Right-of-Way Regulatory Approvals.

(a)             The parties hereto shall promptly engage and direct Regulatory Counsel to commence preparing the necessary applications to the FCC, the State PUCs and the Public Right-of-Way Licensors seeking the applicable consents in accordance with this Section 5.1. The parties shall share equally the legal fees of Regulatory Counsel associated with the joint representation.

(b)             The necessary applications to the FCC seeking the FCC Consents set forth in Schedule 3.21(e) shall be filed as soon as reasonably practicable, but in no event later than ten (10) Business Days after the Execution Date. Each party shall provide the other party with all information necessary for the preparation of such applications on a timely basis, including those portions of such applications that are required to be completed by each party. In addition, the parties hereto shall cooperate in making any notice filings required in connection with this matter on a timely basis and will assist each other in the process of obtaining approvals for the transaction from the FCC. Notwithstanding the foregoing, Buyer shall have primary responsibility for preparing the applications and notice filings to the FCC. The Buyer shall be exclusively responsible for all filing fees in connection with the FCC Consents.

(c)             The necessary applications and notices or similar filings to State PUCs seeking the State PUC Consents set forth in Schedule 3.21(f) shall be filed with the applicable authorities as soon as reasonably practicable, but in no event later than ten (10) Business Days after the Execution Date. Each party shall provide the other party with all information necessary for the preparation of such applications on a timely basis, including those portions of such applications or similar filings that are required to be completed by each party. In addition, the parties hereto shall cooperate in making any notice filings required in connection with this matter on a timely basis and will assist each other in the process of obtaining approvals for the transaction from the State PUCs. Notwithstanding the foregoing, Buyer shall have primary responsibility for preparing the applications or similar filings and notice filings to the State PUCs. The Buyer shall be exclusively responsible for all filing fees in connection with the PUC Consents.

(d)             The necessary applications or similar filings to all Public Right-of-Way Licensors seeking the Public Right-of-Way Consents set forth in Schedule 3.21(g) shall be filed with the applicable authorities as soon as reasonably practicable. Each party shall promptly provide the other party with all information necessary for the preparation of such applications on a timely basis, including those portions of such applications that are required to be completed by each party. In addition, the parties hereto shall cooperate to make any notice filings required in connection with this matter on a timely basis and to assist in the process of obtaining approvals for the transaction from the Public Right-of-Way Licensors. The Buyer shall be exclusively responsible for all filing fees in connection with the Public Right-of-Way Consents.

Section 5.2.          HSR Act. The Buyer and the Seller shall, within fifteen (15) Business Days after the date hereof, if required by law, file or have filed with the United States Department of Justice and the United States Federal Trade Commission the Notification and Report Form required to be filed under the HSR Act by them or (if different) by their Ultimate Parent Entities as defined under the HSR Act and regulations concerning the transactions contemplated hereby. Subject to Section 5.3(b) in all respects, each of the Buyer and the Seller agrees to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. The Seller shall coordinate and cooperate with the Buyer in exchanging such information and providing such assistance as the Buyer may reasonably request in connection with the foregoing.

Section 5.3.          Efforts; Further Assurances.

(a)             Subject to the terms and conditions of this Agreement, each of the parties hereto shall (and the Seller shall cause the Company to) use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate the transactions contemplated by this Agreement, including (i) prosecuting the Telecom Regulatory Applications in good faith and with due diligence before the FCC, the State PUCs and the Public Right-of-Way Licensors, and in connection therewith shall take such actions as may be necessary or reasonably required in connection with the Telecom Regulatory Applications, including furnishing to the applicable Governmental Authorities any requested documents, materials, or other information in order to obtain the FCC Consents, the State PUC Consents and the Public Right-of-Way Consents as expeditiously as practicable, and (ii) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, or taking any other required action. In addition, to the extent practicable and permitted by applicable Law, the parties hereto shall use their commercially reasonable efforts to (i) promptly notify the other party of any communication (other than non-substantive communications) to that party from any Governmental Authority or any other party with respect to the Telecom Regulatory Applications, as applicable, (ii) permit a representative of the other party reasonably acceptable to the first party to attend and participate in substantive meetings (telephonic or otherwise) with the FCC, any State PUC or Public Right-of-Way Licensor or other Governmental Authority and (iii) permit the other party to review in advance, as reasonable, any proposed written communication to the FCC, State PUC, Public Right-of-Way Licensor or other Governmental Authority. In the event there are any petitions for reconsideration, appeals or similar filings made seeking to overturn the grant of the FCC Consent or grant of any State PUC Consent or Public Right-of-Way Consent, or if the FCC, or a State PUC or Public Right-of-Way Licensor seeks to reconsider such grant on its own motion, then the parties shall use their commercially reasonable efforts to defend the applicable grants against such actions.

(b)             Notwithstanding anything in this Agreement to the contrary, the parties hereto understand and agree that neither the Parent, the Buyer nor any of their respective Affiliates shall be obligated to (and without Buyer’s prior written consent, Seller will not and will cause the Company not to) (i) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or by the other Transaction Documents; (ii) sell, divest, license, transfer, dispose or otherwise hold separate (including by establishing a trust or otherwise), or take any other action with respect to, any of the assets, properties or businesses of the Parent, the Buyer, the Company or any of their respective Affiliates (other than Seller and its Affiliates (other than the Company)); (iii) litigate, challenge or take any action with respect to any Action by any Person, including any Governmental Authority; or (iv) agree to do any of the foregoing. Notwithstanding the foregoing, at the written request of the Buyer, the Seller shall cause the Company to agree to take any of the actions described in clauses (i) or (ii) of the previous sentence to the extent such action is conditioned upon the occurrence of the Closing and is without liability to the Seller.

(c)             The Seller shall cause the Company to comply with its covenants and obligations under this Agreement to the extent compliance with such covenants and obligations is required on or prior to the Closing pursuant to the terms of this Agreement.

Section 5.4.          Confidentiality.

(a)             The Buyer shall hold, and shall cause its and its Affiliates’ employees, agents and advisors to hold, in confidence all documents and information furnished to it by or on behalf of the other parties in connection with this Agreement and the transactions contemplated hereby pursuant to the terms of the confidentiality agreement dated October 31, 2016 between the Buyer and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the parties under this Section 5.4(a) shall terminate with respect to information provided by or on behalf of the Company but will continue with respect to information provided by or on behalf of the Buyer. If for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms, and shall bind each of such parties hereto.

(b)             Between the Closing Date and the third anniversary of the Closing Date, the Seller and its Affiliates (excluding the Company), and each of their respective employees, consultants, agents, members, shareholders, partners and advisors will hold in confidence information regarding the business, operations and affairs of the Company (including trade secrets, confidential information and proprietary materials, which may include the following categories of information and materials: methods, procedures, computer programs and architecture, databases, customer information, lists and identities, employee lists and identities, pricing information, research, methodologies, contractual forms, and other information, whether tangible or intangible, which is not publicly available generally) (collectively, the “Confidential Information”) accessed or possessed by Seller, its Affiliates and its and their representatives and shall not use the Confidential Information. Notwithstanding the foregoing, any such Person may disclose Confidential Information as and to the extent required by applicable Law, so long as the disclosing party notifies Buyer in advance so that Buyer can seek a protective order and uses commercially reasonable efforts to seek a protective order causing such information so disclosed to be kept confidential.

Section 5.5.          Seller’s Covenants.

(a)             Access. Until the Closing or termination of the Agreement in accordance with the terms hereof, the Seller shall, and shall cause the Company to, (i) afford to the Buyer and its authorized representatives (including directors, officers, employees, advisors, accountants and counsel) reasonable access during normal business hours to all properties, books, records (including Tax Returns), Contracts and documents of the Company and all other information regarding the Company’s business as the Buyer may reasonably request in connection with the consummation of the transactions contemplated hereby, including as it relates to facilitating their determination of whether any property or asset of the Company is REIT Qualifying Property, together with the opportunity, at the sole cost and expense of the Buyer, to make copies of any such documents and (ii) cooperate, and cause the Company (including the Company’s directors, officers, employees, advisors, accountants and counsel) to cooperate, with the Buyer and its representatives (including accountants and counsel), in connection with the foregoing. Seller shall, and shall cause the Company to, provide the Buyer and its authorized representatives (including directors, officers, employees, advisors, accountants and counsel) an opportunity to make such investigations as they shall reasonably desire to make of the Company (provided that such investigations shall be conducted so as to reasonably minimize any disruption of the operations of the Company and in no event shall the Buyer conduct, without the prior written consent of the Seller which the Seller may withhold for any reason, any invasive or intrusive environmental investigation, including any sampling of soil, sediment or groundwater), and the Seller shall, and shall cause the Company to, furnish or cause to be furnished to the Buyer and its representatives all such information with respect to the affairs and business of the Company as the Buyer may reasonably request. The parties to this Agreement acknowledge and agree that they have common and mutual legal interests in the Company’s information and have agreed to the provisions in this Agreement, including this Section 5.5(a), in furtherance of these common and mutual legal interests. No investigation by the Buyer, its Affiliates or any of their respective directors, officers, employees, advisors, accountants and counsel or other information received by the Buyer, its Affiliates or any of their respective directors, officers, employees, advisors, accountants and counsel shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller hereunder.

(b)             Carry on in Regular Course. The Seller shall, and shall cause the Company to, (i) carry on its business in the ordinary course in the same manner as heretofore, (ii) preserve in all material respects the business and organization of the Company, (iii) maintain the Company’s owned and leased properties and assets in accordance with its historical maintenance practices, (iv) use its commercially reasonable efforts to (x) maintain in effect all Permits, (y) keep available the services of its officers, employees and service providers and (z) preserve the rights, franchises, goodwill and relationships with its employees, customers, lenders, suppliers, providers of IRUs, regulators, and others having business relationships with the Company and (v) continue to make capital expenditures in the ordinary course of business consistent with past practice. Notwithstanding the foregoing, the Company's failure to take any action prohibited by Section 5.6 will not be a breach of this Section 5.5(b) if the Buyer refuses to provide its consent thereto.

Section 5.6.          Actions Requiring Buyer’s Consent. Without limiting the generality of Section 5.5(b), from the date hereof until the Closing or the termination of this Agreement in accordance with the terms hereof, without the prior written consent of the Buyer, which shall be provided or reasonably withheld within five (5) Business Days after the Seller provides a request with reasonable explanation and supporting materials, if any, except as set forth on Schedule 5.6, the Seller shall not, and shall cause the Company and the Seller’s other Affiliates not to:

(a)             (i) amend, cancel, waive or modify any right under any Material Contract or Material Network Agreement or Contract that would constitute a Material Contract or Material Network Agreement if entered into prior to the date hereof, except for immaterial amendments in the ordinary course of business consistent with past practices, (ii) enter into any Contract that would, if entered into prior to the date hereof, constitute a Material Contract or Material Network Agreement or (iii) cause the Company to operate in a geographic area where such Company does not have material operations as of the date of this Agreement, except, in each case of (i) and (ii), in the ordinary course of business consistent with past practice with respect to Material Contracts solely as a result of clauses (i), (v) and (x) of the definitions thereof;

(b)             (i) lease or grant an IRU in any Fiber asset of the Company, or (ii) swap or otherwise transfer or dispose of, or abandon or allow to lapse, or create or incur any Lien (other than Permitted Liens) on, any Fiber asset of the Company unless, in the case of (i) and (ii) such transaction is (x) in the ordinary course of business and consistent with the past practices and (y) does not exceed either ten (10) Fiber Miles or $50,000 in fair market value;

(c)             sell, lease, license, assign, dispose, transfer or otherwise make any commitment with respect to (i) any capital asset(s) of the Company with a net book value in excess of $25,000 individually or $250,000 in the aggregate or (ii) any non-capital asset (other than Fiber assets) except in the ordinary course and consistent with past practices;

(d)             enter into any customer order or Contract (or modify any existing customer order or Contract) in which the customer pre-pays an amount in excess of $50,000 pursuant to such an order or Contract for dark or lit fiber, network services or capacity;

(e)             authorize, or make any commitment with respect to, any capital expenditure in respect of any new customer Contract entered into after the Execution Date in excess of $1,000,000 individually, or $15,000,000, in the aggregate, which will be paid after the Closing;

(f)             forgive, compromise or waive any obligation or performance (past, present or future) owed to the Company, including under any Material Contract or Material Network Agreement, or other right or claim, other than in the ordinary course of business consistent with past practice and having a value less than $100,000, individually or in the aggregate;

(g)             (i) issue, sell, pledge, dispose of, encumber or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise), or authorize the issuance, sale, pledge, disposal, encumbrance or delivery of any Company Securities; (ii) redeem, reclassify, split, combine, purchase, or otherwise acquire, directly or indirectly, any such Company Securities; or (iii) amend any term of any Company Securities;

(h)             declare, set aside, make or pay any dividend or other distribution, payable in cash, assets, securities, property or otherwise, with respect to any Company Securities; provided that nothing in this Section 5.6(h) shall limit the Company’s ability to make or pay prior to Closing cash distributions (other than dividends or distributions of Restricted Cash), including tax distributions, in respect of the Membership Interests; provided that, for the avoidance of doubt, the amount of any such distributions (whether or not paid) shall not be included as Cash in the calculation of the Net Cash Amount used to calculate Closing Date Net Indebtedness;

(i)             adopt or propose any change to, or amend or otherwise alter the Company’s Organizational Documents (including by merger, consolidation or otherwise);

(j)             (A) make any change in any method of accounting or accounting policy or policy or procedure of the Company relating to internal controls, except as required by concurrent changes in GAAP and agreed to by their independent public accountant, or (B) make any change in any policy or procedure of the Company relating to working capital, cash management, accounts receivable collection, or accounts payable practices;

(k)             enter into, terminate, adopt, amend or change any collective bargaining, employment, compensation, deferred compensation, consulting, collective bargaining, change in control, or severance agreement or similar Contract or any other Benefit Plan, except (i) for routine changes in health and welfare plans that are not material and are in the ordinary course of business and consistent with past practice or (ii) as required by a Benefit Plan as in effect on the date hereof or by applicable Law;

(l)             (i) grant any increase in compensation or benefits, including the grant of any bonus (other than any annual performance bonus granted in the ordinary course of business and consistent with past practice and to be paid prior to the Closing), equity or equity-based compensation, or make any award or grant under any Benefit Plan, to any current or former director, consultant, officer or employee, except as may be required under existing agreements (as in effect on the date hereof) or applicable Law or for increases in base salary to employees other than directors or Key Employees in the ordinary course of business consistent with past practice or (ii) fail to make contributions to Benefit Plans in accordance with past practice;

(m)             take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan;

(n)             mortgage, pledge, create, incur, assume or suffer to exist any Lien, other than Permitted Liens, on any of the Company’s material assets;

(o)             (i) except for current liabilities within the meaning of GAAP (other than current liabilities for borrowed money) incurred in the ordinary course of business and consistent with past practices of the Company and borrowings under the Company’s existing credit facility made in the ordinary course of business consistent with past practice that will be taken into account in Closing Date Net Indebtedness, incur or assume any Indebtedness, (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than endorsements of checks in the ordinary course and consistent with past practices), including between or among the Company and the Seller and its Affiliates, or (iii) make any loans, advances or capital contributions to, or investments in, any Person, including between or among the Company and the Seller and its Affiliates, other than loans to employees in the ordinary course of business and consistent with past practice, which in no event will exceed amount of $5,000 individually or $50,000 in the aggregate;

(p)             revalue, write-off or write-down any assets of the Company other than (x) in the ordinary course of business consistent with past practices or (y) as required by a change in GAAP effective after the date hereof and agreed to by the Company’s independent public accountants;

(q)             make any material change in accounting or Tax principles, methods, entity classification or practices;

(r)             make any settlement of or compromise any Tax liability, enter into any closing agreement, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, file any amendment to any Tax Return, change in any material respect any Tax election or Tax method of accounting or make any new Tax election or adopt any new Tax method of accounting, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(s)             materially change or modify its credit, collection or payment policies, procedures or practices, including by any accounts receivable collection acceleration or discount, write-off, or any delay of the invoicing or payment of accounts payable;

(t)             (i) acquire any securities, business or substantially all of the assets or property of any Person (whether by merger, consolidation, purchase of securities or assets or otherwise), directly or indirectly, other than purchases of assets for consideration of less than $250,000 individually or $750,000 in the aggregate in the ordinary course of business and consistent with past practice, (ii) merge or consolidate with or into any other Person, adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company, or otherwise alter the Company’s corporate structure, or (iii) enter into any equity joint venture;

(u)             sell, lease, transfer, assign or grant any license or sublicense of any material rights under or with respect to any intellectual property owned by or licensed to the Company, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice, or abandon, permit to lapse, instruct or consent to a future lapse or fail to take any action reasonably necessary to maintain, enforce or protect, or create or incur any Lien (other than a Permitted Lien) on any Intellectual Property Rights of the Company that are material to the Company’s business as currently conducted;

(v)             settle or compromise, or offer or propose to settle or compromise, (i) any Action involving or against the Company or for which the Company would be responsible, other than Actions settled or compromised by or on behalf of the Company (I) for less than $500,000 in the aggregate (which amounts shall either be paid in full prior to Closing or to the extent unpaid, shall constitute current liabilities for purposes of the calculation of Net Working Capital) and (II) which do not involve admissions of fault or impositions of equitable or non-monetary relief, or (ii) any Action that relates to the transactions contemplated hereby;

(w)             enter into, amend, waive or modify any Affiliate Contract (except as required by Section 5.10);

(x)             liquidate, dissolve, recapitalize, reorganize or otherwise wind up its business or operations, or fail to maintain its existence;

(y)             book or incur unearned revenue in excess of $5,000,000 in the aggregate;

(z)             enter into or amend any Contract that would give rise to any lease obligation that is capitalized or required to be capitalized in accordance with GAAP, except to the extent the amount of all such capital lease obligations so created do not exceed $1,000,000 in the aggregate;

(aa)             create or enter into any Contract that increases the amount of any Restricted Cash; or

(bb)             authorize any of, or commit or agree to take any of the foregoing actions.

Section 5.7.          Exclusive Dealing.

(a)             The Seller hereby agrees that from and after the date hereof and until the Closing or the termination of this Agreement in accordance with the terms hereof, neither the Seller nor the Company nor any of their Affiliates or representatives (other than with respect to the Buyer) shall (and the Seller shall take all action necessary to ensure that none of the Company or its or their Affiliates or representatives), directly or indirectly:

(i)            solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any direct or indirect acquisition or purchase of all or any portion of the capital stock or other equity or ownership interest of the Company or assets of the Company, other than inventory to be sold in the ordinary course of business consistent with past practice, (B) to enter into any merger, consolidation, exchange or other business combination relating to the Company or (C) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company; or

(ii)            participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any Person, any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing.

(b)             The Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Seller shall notify the Buyer promptly, but in any event within twenty-four (24) hours, orally and in writing if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made. The Seller shall not, and shall cause the Company not to, release any Person from, or waive any provision of, any confidentiality agreement to which the Seller or the Company is a party, without the prior written consent of the Buyer. In addition, the Seller shall, as soon as practicable following the date hereof, cause the Persons (other than Parent, its Affiliates and its and their representatives) who received Confidential Information in connection with the sale process that led to the transactions contemplated by this Agreement to return or destroy all Confidential Information in their possession.

Section 5.8.          Public Announcements. The parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and the terms of this Agreement, and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party hereto (other than information or data that is or becomes available to the public other than as a result of a breach of this Section 5.8); provided, however, that a party may, without the prior consent of the other party, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with legal counsel, such action to be required by Law or the rules of the Nasdaq Stock Market, in which event such party will use its commercially reasonable efforts to allow the other party reasonable time to comment on such press release or public announcement in advance of its issuance. Without limiting the generality of the foregoing, no party will disclose the Enterprise Value, the Purchase Price or other terms of this Agreement, without the prior written consent of the other party hereto, unless required by Law or the rules of the Nasdaq Stock Market, in which event such party will use its commercially reasonable efforts to allow the other party reasonable time to comment on such press release or public announcement in advance of its issuance. The parties hereto agree that the initial press release of the Buyer to be issued as of the date hereof or shortly following the date hereof, shall be issued in the form attached hereto as Exhibit B.

Section 5.9.          Further Assurances. Except as otherwise specified in this Agreement and subject to Section 5.3(b) in all respects, each of the Buyer and the Seller shall execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of this Agreement and the other Transaction Documents.

Section 5.10.      Affiliate Contracts. Seller shall cause the Company to terminate, or cause to be terminated, all Affiliate Contracts and all accounts and balances between or among the Company, on the one hand, and any Related Party or Related Parties, on the other hand, at or prior to Closing with no further liability or obligation, directly or indirectly, of any kind thereunder on the part of the Company, in each case other than those Affiliate Contracts and accounts and balances set forth on Schedule 5.10. In addition, the Seller shall cause the Company, prior to the Closing, to be released from the Bank Guarantees with no further liability or obligation, directly or indirectly, of any kind thereunder.

Section 5.11.      Resignations. At least four (4) Business Days prior to the Closing Date, Seller shall cause the Company to deliver to the Buyer a true, correct and complete list of the officers, limited liability company managers and other Persons holding similar titles for the Company. Prior to Closing, Seller shall cause the Company to deliver to the Buyer the resignations of each such officer, limited liability company manager or other Person from such positions with the Company effective as of the Closing (unless the Buyer or Parent requests in writing that any such resignation not be delivered), in the form attached hereto as Exhibit D (the “Resignation Letters”).

Section 5.12.      Taxes.

(a)             Transfer Taxes. All sales, use, registration, stamp, recording, documentary, conveyancing, property, transfer or similar Taxes arising from the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne and paid by Seller; provided, however, that, at or after the Closing, Parent shall, or shall cause one of its Affiliates to, promptly reimburse Seller for fifty percent (50%) of such Transfer Taxes actually paid by Seller after Parent’s receipt of reasonable documentation of such payment. Parent and Seller shall cooperate to file or cause to be filed in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to all such Transfer Taxes.

(b)             Property Taxes. Seller shall be responsible for all Tax Returns required to be filed by the Company in respect of, and shall promptly pay all Taxes shown as due on such Tax Returns, all real property Taxes, personal property Taxes and similar ad valorem Taxes (collectively, “Property Taxes”) levied with respect to the Company (or assets of the Company) that are attributable to a Tax period that ends on or prior to the Closing Date and are required to be filed after the Closing Date. Seller shall prepare each such Tax Return in a manner consistent with past practices unless otherwise required by Applicable Law and shall submit each such Tax Return to Parent for Parent’s review and comment at least 15 Business Days prior to the due date (with all extensions) for such Tax Return. Parent shall provide comments (if any) to Seller no later than five (5) Business Days prior to the due date of (with all extensions) for such Tax Return. Seller shall reflect any reasonable comments requested by Parent. Parent shall be responsible for all Tax Returns required to be filed by the Company in respect of, and shall promptly pay all Taxes shown as due on such Tax Returns, Property Taxes that are attributable to a Straddle Period and are required to be filed after the Closing Date. Seller shall remit, at least three (3) Business Days prior to the due date (with all extensions) for each such Straddle Period Tax Return, the amount of Property Taxes allocable to Seller, which shall be equal to be the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(c)             Other Taxes. Seller shall be responsible for all Tax Returns required to be filed by the Company in respect of, and shall promptly pay all Taxes shown as due on such Tax Returns, all Taxes other than Transfer Taxes or Property Taxes (collectively, “Other Taxes”) that are attributable to a Tax period that ends on or prior to the Closing Date and are required to be filed after the Closing Date. Subject to the provisions of the Tax Annex, Seller shall prepare each such Tax Return in a manner consistent with past practices unless otherwise required by Applicable Law and shall submit each such Tax Return to Parent for Parent’s review and comment at least 15 Business Days prior to the due date (with all extensions) for such Tax Return. Parent shall provide comments (if any) to Seller no later than five (5) Business Days prior to the due date of (with all extensions) for such Tax Return. Seller shall reflect all comments with respect to matters with respect to which Parent is given express control pursuant to the Tax Annex, as well as any other reasonable comments requested by Parent. Parent shall be responsible for all Tax Returns required to be filed by the Company in respect of, and shall promptly pay all Taxes shown as due on such Tax Returns, Other Taxes that are attributable to a Straddle Period and are required to be filed after the Closing Date. Seller shall remit, at least three (3) Business Days prior to the due date (with all extensions) for each such Straddle Period Tax Return, the amount of Other Taxes allocable to Seller, which shall be equal to the amount of such Other Taxes that would be allocable to the Pre-Closing Tax Period if the taxable year of the Company terminated at the close of business on the Closing Date.

(d)             Seller Indemnification. Seller shall indemnify each Buyer Indemnified Party and hold each of them harmless from and against (i) all Taxes (or the non-payment thereof) of the Company for Pre-Closing Tax Periods (including all Taxes imposed on the Company in respect of a Straddle Period that are allocable, pursuant to Sections 5.12(b) and 5.12(c), to the portion of a Straddle Period ending on (and including) the Closing Date); (ii) all Transfer Taxes allocation to Seller under Section 5.12(a); (iii) any Taxes of the Company resulting from a breach by the Company or Seller and any of their Affiliates of any representation made in Section 3.9 without giving effect to any materiality or similar qualifications contained therein) and (iv) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract, as joint and/or several liability or pursuant to any Law, rule or regulation or otherwise, which Taxes relate to an event or transaction occurring before the Closing Date.

(e)             Buyer Indemnification. Parent shall, or shall cause one of its Affiliates to, indemnify Seller and hold it harmless from and against (i) all Taxes (or the non-payment thereof) of the Company for all Post-Closing Tax Periods (including all Taxes imposed on the Company in respect of a Straddle Period that are allocable, pursuant to Sections 5.12(b) and 5.12(c), to the portion of a Straddle Period beginning after the Closing Date) and (ii) all Transfer Taxes allocable to Parent under Section 5.12(a).

(f)             Tax Refunds. Notwithstanding anything to the contrary in this Agreement, to the extent that Buyer or the Company receives after Closing any Tax refund (or Tax credit obtained in lieu of a Tax refund) of Taxes paid in respect of a Pre-Closing Tax Period, Buyer shall pay such amount to Seller within fifteen (15) days after receipt of such refund.

(g)             Tax Contests. If, subsequent to the Closing, Parent, the Company or any of their Affiliates receives notice of any inquiries, claims, assessments, audits or similar events with respect to any Taxes for which the Seller has an indemnification obligation under 5.12(d) (a “Tax Contest”), then promptly after receipt of such notice, Parent shall inform Seller of such notice. Seller shall have the right to control the conduct and resolution of any Tax Contest; provided, however, that Seller shall notify Parent in writing and keep Parent apprised of the status of same, and, upon notice to Seller, Parent shall be entitled to participate in such Tax Contest at its sole expense with counsel of its own choosing (including having the opportunity to consult with Seller regarding significant actions and the opportunity to review and comment on significant written materials furnished in connection with such actions). Seller shall not settle, compromise or abandon any such Tax Contest that could be reasonably expected to adversely impact any Buyer Indemnified Party after Closing without obtaining the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Each of Parent and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened audit or assessment challenging the Purchase Price Allocation.

(h)             Cooperation. In addition to those specific cooperation provisions contained elsewhere in this Section 5.12, Parent and Seller and their respective Affiliates shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit or other proceeding with respect to Taxes of the Company. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit or other proceeding and within such party’s possession or obtainable without material cost or expense, and making employees or other representative available on mutually convenient basis to provider additional information and explanation of any material provided hereunder.

(i)             The parties hereto agree that the provisions of the annex attached hereto as Exhibit H (the “Tax Annex”) shall apply with respect to certain Tax matters, including, without limitation, the agreed Tax treatment of the transactions contemplated by this Agreement and related matters.

(j)             Controlling Provisions. In the event of any conflict between the provisions of this Section 5.12 or the Tax Annex and the provisions of Section 10, the provisions of this Section 5.12 and the Tax Annex shall control with respect to Taxes.

(k)             Survival. The representations and warranties set forth in Section 3.9 (Taxes) and the covenants in Section 5.12 to be performed following the Closing shall survive until the close of business on the 120th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof).

Section 5.13.      Obligations of Parent; Financing Efforts.

(a)             Parent shall cause the Buyer to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement and the Transaction Documents on and subject to the terms and conditions set forth in this Agreement and the Transaction Documents.

(b)             Parent and the Buyer shall use commercially reasonable efforts to cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (the “Financing Commitments”). In furtherance of and without limitation to the foregoing, Parent and the Buyer shall use commercially reasonable efforts to (i) maintain in full force and effect the Debt Commitment Letter until the consummation of the transactions contemplated hereby (except to the extent the Buyer is expressly permitted to earlier terminate such Financing Commitments pursuant to the other terms and provisions of this Section 5.13), and (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter or on other terms no less favorable in any material respect to Parent or Buyer, including with respect to conditionality (which terms shall not (x) expand in any way the Seller’s or Company’s obligations under this Agreement, (y) expand the conditions to the funding of the Debt Financing or (z) reduce the aggregate amount of the Debt Financing available under the Financing Commitments below the amount needed to fund the cash portion of the Purchase Price, except, in the case of the foregoing clauses (y) and (z) only, to the extent that such expansion of such conditions, or such reduction of the aggregate amount of the Debt Financing so available, would not reasonably be expected to prevent or materially delay the Closing of the transactions contemplated by this Agreement or the availability of the Debt Financing; and (iii) satisfy, perform and observe on a timely basis (or obtain a waiver of) all conditions and covenants applicable to Buyer and its Affiliates in the Debt Commitment Letter and in any definitive agreements with respect to the Debt Financing. Parent and the Buyer (i) shall comply with their respective obligations under the Debt Commitment Letter and (ii) shall exercise their respective rights under the Debt Commitment Letter and any definitive agreements with respect to the Financing and the consummation thereof at or prior to the Closing; provided, that nothing set forth in this Agreement shall require Parent or Buyer to take enforcement actions against any Financing Party.

(c)             Parent and the Buyer shall not, without the prior written consent of the Seller, (i) terminate the Debt Commitment Letter or any definitive agreement relating to the Debt Financing (other than to the extent that any such terminated Debt Commitment Letter are concurrently replaced in accordance with the other terms and provisions of this Section 5.13), (ii) agree to, permit or consent to any amendment, supplement or modification to, or grant any waiver of any provision under, the Debt Commitment Letter or any definitive agreement relating to the Debt Financing if such amendment, supplement, modification or waiver would (A) reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing below the amount needed to fund the cash portion of the Purchase Price (unless, concurrently with such amendment, supplement, modification or waiver, Buyer obtains replacement financing for the full amount of any such reduction (or expected reduction) in accordance with the other terms and provisions of this Section 5.13), (B) impose new or additional conditions precedent to the availability of the Debt Financing or otherwise adversely change, expand or amend or modify any of the conditions to the Debt Financing which would be reasonably expected to prevent or materially delay the Closing of the transactions contemplated by this Agreement or the availability of the Debt Financing or (C) reasonably be expected to delay, impair or prevent the funding of the Debt Financing or the consummation of the transactions contemplated by this Agreement (it being understood and agreed that Parent and the Buyer may amend the Debt Commitment Letter or the definitive agreements relating to the Debt Financing for the sole purpose of adding or replacing lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter or the definitive agreements relating to the Debt Financing as of the date of this Agreement, but only if such action would not result in the occurrence of any of the events or circumstances described in the foregoing clauses (A) through (C)) or (iii) agree to, permit or consent to any waiver of any remedy available to Parent and the Buyer under the Debt Commitment Letter or under any definitive agreement with respect to the Debt Financing. Parent and the Buyer shall promptly deliver to the Company true and complete copies of any such termination, amendment, modification, supplement or waiver to the extent entered into prior to the Closing.

(d)             Parent and the Buyer shall keep the Seller reasonably informed of the status of its efforts to arrange the Debt Financing and shall, upon reasonable request, provide to the Seller copies of the definitive agreements relating to the Debt Financing; provided that, in the case of customary fee letters, any fee amounts, pricing caps and other economic terms of the market flex provisions set forth therein may be redacted. Without limiting the generality of the foregoing, Parent and the Buyer shall give the Seller prompt notice (i) of any termination of the Debt Commitment Letter, any definitive agreement relating to the Debt Financing or any portion of the Debt Financing, (ii) of any breach or default by any party to the Debt Commitment Letter or any definitive agreements related to the Debt Financing of which Parent or the Buyer becomes aware, and (iii) of the receipt by Parent, the Buyer or any of their Affiliates of any written notice or other written communication from any Lender or any other Person with respect to any (A) breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive agreement relating to the Debt Financing or (B) material dispute or disagreement between or among any parties to any Debt Commitment Letter or any definitive agreement with respect to the Debt Financing. As soon as reasonably practicable after the Seller delivers to Parent or the Buyer a written request, Parent and the Buyer shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in this Section 5.13(d).

(e)             Notwithstanding anything herein to the contrary, Parent and the Buyer may at any time (in their sole discretion) terminate the Financing Commitments if (i) concurrently with such termination, (A) Parent and the Buyer shall have arranged and obtained alternative financing in replacement thereof from the same or alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement and to pay all fees and expenses related thereto, with terms and conditions (including market flex provisions) related to conditionality and certainty of financing not less favorable in all material respects, in the aggregate, to Parent and the Buyer than the terms and conditions set forth in the Financing Commitments, and (B) Parent and the Buyer or their respective Affiliates shall have agreed to pay all fees and expenses related to such alternative financing, and (ii) such alternative financing would not reasonably be expected to (A) prevent or delay the Closing of the transactions contemplated in this Agreement or (B) otherwise expand the Seller’s or the Company’s obligations under this Agreement, as compared to such obligations as of the date hereof. Parent and the Buyer shall deliver to the Seller true and complete copies of any and all executed agreements pursuant to which any such source shall have committed to provide any portion of the Debt Financing; provided that, in the case of customary fee letters, any fee amounts, pricing caps and other economic terms of the “market flex” provisions set forth therein may be redacted.

(f)             For purposes of this Agreement, references to (i) the “Debt Financing” shall include (A) the financing contemplated by the Debt Commitment Letter as the same is amended, modified or supplemented as permitted by this Section 5.13 and (B) any alternative financing that has been arranged and obtained by Buyer in replacement of all or any portion of the Debt Financing in accordance with this Section 5.13, and (ii) the “Debt Commitment Letter” shall include (A) any amendments, modifications or supplements thereto permitted by this Section 5.13 and (B) any agreement pursuant to which any source commits to provide any alternative financing described in the foregoing clause (e).

(g)             Parent and the Buyer acknowledge and agree that the obtaining of the Debt Financing, or any alternative financing, is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Sections 6 and 7.

Section 5.14.      Seller Financing Assistance.

(a)             The Seller agrees to, and to cause the Company (and to use commercially reasonable efforts to cause its and the Company’s personnel, advisors and representatives) to provide such cooperation with respect to any financing that Buyer intends to consummate as is reasonably requested by the Buyer, including with respect to:

(i)            furnishing Parent and Buyer with financial and other pertinent information regarding the Company, including financial statements, financial data, audit reports and other information of the type required by Regulation S-X or Regulation S-K under the Securities Act and other information of the type customarily included in a bank information memorandum, a prospectus for a registered offering of equity securities or a prospectus for a registered offering of debt securities by Regulation S-X and Regulation S-K under the Securities Act (which, for the avoidance of doubt, shall not include financial statements or information required by Rule 3-10 or Rule 3-16 of Regulation S-X or Compensation Discussion and Analysis required by Regulation S-X Item 402(b)) and of the type and form that are customarily included in a private placement of debt securities pursuant to Rule 144A promulgated under the Securities Act or a registered offering of equity securities and that would be necessary for the Lenders to receive customary “comfort” (including “negative assurance” comfort) from the Company’s independent auditors in connection with the offering of equity securities or debt securities, and, in the case of any annual financial statements, the auditors’ reports thereon and including, in any event, (1) the Financial Statements and (2) the Required Financial Statements (collectively, the “Required Information”), all of which shall be provided by the Company as promptly as practicable after the date hereof and in any event not later than the applicable date, if any, with respect to which delivery is required by this Agreement;

(ii)            delivering to the Buyer as promptly as practicable (and no later than the fifth Business Day prior to the Closing Date) of customary documentation and other information reasonably requested with respect to (A) applicable “know-your-customer” and anti-money laundering rules and regulations and (B) the U.S. Treasury Department’s Office of Foreign Assets Control and the Foreign Corrupt Practices Act;

(iii)            furnishing the Buyer with all available financial statements and any other available financial data and financial information and other customary information of the Company as may be reasonably necessary requested to consummate the Debt Financing;

(iv)           using commercially reasonable efforts to cause its independent auditors to cooperate with the financing consistent with their customary practice, including by providing customary “comfort letters” (including customary “negative assurances”) in connection with any Financing by Parent and the Buyer and providing customary consents to the inclusion of audit reports in any relevant offering memoranda, registration statements and related government filings;

(v)            making the Company’s senior management reasonably available to (I) assist the Buyer in the preparation of (A) offering documents, prospectuses, registration statements, syndication documents and materials, including bank information memoranda (confidential and public), private placement memoranda, offering memoranda, lender and investor presentations and similar documents for the Debt Financing, (B) materials for rating agency presentations, and similar documents in connection with the financing and (C) pro forma financial statements and (II) participate in a reasonable number of meetings, due diligence sessions, presentations, “road shows”, drafting sessions and sessions with the rating agencies in connection with the financing and reasonably cooperating with any financing provider’s due diligence and the marketing efforts of the Buyer and the Lenders with respect to the Debt Financing;

(vi)          executing and delivering customary authorization and representation letters and definitive financing documents to the extent reasonably requested by the Buyer, including certificates, and other documents, to the extent reasonably requested by the Buyer; and

(vii)         using commercially reasonable efforts to assist Buyer in obtaining any consent, approval, order, or waiver from, or providing notice to, any State PUC for the Company or its subsidiaries to participate, upon consummation of the transactions contemplated by this Agreement, in the financing or any existing financing arrangements of Buyer;

(b)             Notwithstanding anything in clause (a) above to the contrary, the effectiveness of any definitive documentation (other than “comfort”, authorization and representation letters provided in connection with offering documents) executed by the Company shall be subject to the consummation of the transactions contemplated by this Agreement.

(c)             The Seller hereby consents to the reasonable use of all of the Company’s trademarks, service marks and logos in connection with the financing; provided that such trademarks, service marks and logos are used solely in a manner that is not intended to, does not and would not reasonably be expected to harm or disparage the Company or the reputation or goodwill of the Company (it being understood that any such use of trademarks, service marks and logos shall fall within fair use principals under applicable Law and nothing herein shall be construed as a trademark license in respect of such use).

(d)             Notwithstanding any other provision set forth herein or in any other agreement between the Seller and the Buyer (or their respective Affiliates), the Seller agrees that the Buyer and its Affiliates may share customary projections with respect to the Company with any Financing Parties, and that the Buyer, its Affiliates and such Financing Parties may share such information with potential financing providers in connection with any marketing efforts in connection with the financing; provided that the recipients of such information agree to customary confidentiality arrangements, including with respect to the terms of the transactions contemplated hereby. All confidential information disclosed pursuant to this Section 5.14 shall be subject to the terms of the Confidentiality Agreement.

(e)             Notwithstanding anything to the contrary in this Agreement, neither the Seller nor the Company, nor any of its directors or officers or other personnel shall be required by this Section 5.14 to (i) take any action or provide any assistance that unreasonably interferes with the ongoing operations of the Company; (ii) pass resolutions or consents to approve or authorize the execution of the financing or any definitive documentation relating thereto prior to the consummation of the transactions contemplated by this Agreement on the Closing Date (other than customary “comfort”, authorization and representation letters provided in connection with offering documents) that are not expressly conditioned on the occurrence of the Closing; or (iii) execute or deliver any certificate, document, instrument or agreement that is effective prior to the consummation of the transactions contemplated by this Agreement on the Closing Date or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than Debt Payoff Letters with respect to Indebtedness).

(f)             Parent and Buyer shall (i) promptly (A) following the execution and delivery of this Agreement, reimburse the Company $718,000, which amount represents costs and expenses incurred prior to the date hereof in connection with the assistance contemplated by this Section 5.14 and (B) upon request by the Seller, reimburse the Seller and the Company for all other reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Seller and the Company in connection with providing the assistance contemplated by this Section 5.14 and (ii) indemnify and hold harmless the Seller and the Company and their respective directors, officers, personnel and advisors from and against any and all Damages suffered or incurred in connection with the financing or any assistance or activities in connection therewith except to the extent such Damages have arisen out of, resulted from or related to incorrect or inaccurate information provided by the Seller, the Company or their respective representatives, the material breach by the Seller, the Company or their respective representatives of this Section 5.14 or the bad faith or willful misconduct of the Seller, the Company or their respective representatives; provided that, notwithstanding the foregoing, it is understood and agreed that the Seller shall promptly repay to Buyer any amounts reimbursed or indemnified by Buyer in favor of Seller, the Company or their respective representatives if it is determined that such Person was not entitled to reimbursement or indemnification for such amounts pursuant to this sentence.

Section 5.15.      REIT Qualifying Property. Prior to the Closing Date, Seller shall cause the Company to reasonably cooperate with Parent to (a) identify all REIT Qualifying Property and (b) effectuate at or in connection with, and conditioned on, the

Closing (and, to the extent reasonably necessary, execute such amendments to this Agreement to provide for) such transactions as are necessary to permit Parent or any of its Subsidiaries (including, after the Closing, the Company) to (i) incur indebtedness that is secured by the REIT Qualifying Property, (ii) separate the REIT Qualifying Property from the other properties and assets of the Company (the “Non-REIT Qualifying Property”) or (iii) any combination of the foregoing, in each case, at or after the Closing; provided that (A) such cooperation shall not interfere unreasonably with the conduct of the business of the Company and (B) the Company shall have no responsibility for, nor any liability with respect to, the determination of whether any property is REIT Qualifying Property.

Section 5.16.      Debt Payoff Letters; Transaction Expenses Payoff Instructions.

(a)             The Seller shall negotiate the Debt Payoff Letters and submit the Debt Payoff Letters to the Buyer no later than three (3) Business Days prior to the Closing Date. Without limiting the foregoing, the Seller shall cause the Company to cooperate with and take all actions reasonably requested by the Buyer in order to facilitate the termination and payoff of all of the Payoff Indebtedness (and related release of Liens) at the Closing.

(b)             With respect to any Transaction Expenses which will not have been paid in full on or prior to the Closing Date, the Seller shall submit to the Buyer no later than three (3) Business Days prior to the Closing Date, (i) the Transaction Expenses Payoff Instructions and (ii) an invoice duly executed by each payee referred to in the Transaction Expenses Payoff Instructions in form and substance reasonably satisfactory to the Buyer.

Section 5.17.      Bank Accounts. The Seller shall use commercially reasonable efforts to remove the Company’s bank account signatories and replace such signatories, effective as of the Closing, with individuals to be designated by the Buyer no less than ten (10) Business Days prior to the Closing Date.

Section 5.18.      Third-Party Notices and Consents. Promptly following the date hereof, the Seller shall, and shall cause the Company to, reasonably cooperate with Parent and Buyer in determining whether any actions are required to be taken or any consents, approvals or waivers are required to be obtained from parties to any Material Contracts, Material Network Agreements or other Contracts, in connection with the consummation of the transactions contemplated by this Agreement or the Transaction Documents. Upon the Buyer’s request, the Seller shall, and shall cause the Company to, use commercially reasonable efforts (including by cooperating with the Buyer and its Affiliates and representatives) in connection with the giving of notices of the transactions contemplated by this Agreement to any Person, including pursuant to any Contracts to which the Company is a party. Prior to the Closing, the Seller shall use its commercially reasonable efforts (but shall not be required to make any payments) to obtain any third-party consents, waivers or novations required pursuant to the terms of any Material Contracts, Material Network Agreements or other Contracts that are, in the Buyer’s reasonable judgment, necessary or appropriate to operate the Company after the Closing.

Section 5.19.      Notices of Certain Events. Each party hereto shall promptly notify the other party in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 6 not to be satisfied. Seller shall promptly notify the Buyer in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 7 not to be satisfied. Each of Parent and the Buyer shall promptly notify the Seller in writing of the occurrence of any matter or event that would or would reasonably be expected to cause any of the conditions set forth in Section 8 not to be satisfied. Each party shall promptly notify the other if such party receives any material notice or other communication from any Governmental Authority relating to the transactions contemplated hereby or by the Transaction Documents. The delivery of any notice pursuant to this Section 5.19 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.20.      Non-Solicitation and Non-Disparagement.

(a)             During the Restricted Period (as defined below), Seller shall not, and shall not permit its Affiliates or its or their respective representatives to, directly or indirectly, without the prior written consent of Parent, recruit, solicit, otherwise attempt to hire, employ or engage, or hire, employ or engage, any Key Employee (each Key Employee, a “Restricted Service Provider”) or induce or attempt to induce any Restricted Service Provider to cease providing services to Parent, the Company or any of their respective Affiliates; provided, that the restrictions set forth in this Section 5.20 shall no longer apply to any Key Employee who is not then employed or engaged, and has not been employed or engaged for the preceding three months, by Parent, the Company or any of their respective Affiliates. The “Restricted Period” shall be the period from the date hereof through the second anniversary of the Closing Date.

(b)             Seller hereby covenants and agrees that from and after the date hereof, it will not, and will not permit its Affiliates or its or their respective representatives to, directly or indirectly, make any negative or disparaging statements or communications regarding Parent, the Company or any of their respective Affiliates.

Section 5.21.      Legends. The OP Common Units representing the Closing Date Equity Consideration will be subject to the restrictions on transfer set forth in the OP LPA and reflect a legend (as an annotation on the books and records of the transfer agent) in the form set forth in the OP LPA.

Section 5.22.      Financial Statements. As soon as reasonably practicable and no later than 40 days after the end of the applicable fiscal quarter, Seller shall deliver unaudited combined financial statements for any interim quarterly period or periods ended after December 31, 2016 and on or prior to the Closing Date, together with interim financial statements for the same period in the prior year, which interim financial statements shall be prepared in accordance with GAAP on the same basis as the Financial Statements for the year ended December 31, 2016 and shall have been reviewed by the Company’s independent auditors using professional standards and procedures for conducting such reviews as required by Rule 10-01 of Regulation S-X for interim financial statements filed in a periodic report with the U.S. Securities and Exchange Commission (the “SEC”). The audited financial statements and the interim financial statements referenced in the preceding sentence are referred to herein as the “Required Financial Statements”.

Section 5.23.      Shelf Registration Statement.

(a)             Parent shall use its commercially reasonable efforts to keep its registration statement on Form S-3 (the “Shelf Registration Statement”) continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by the Seller for the sale of Registrable Securities until the date as of which there are no Registrable Securities outstanding. Without limiting the foregoing, Parent shall file on the Closing Date a Prospectus supplement naming the Seller (subject to receipt of information reasonably requested by Parent necessary to complete such Prospectus supplement). Except as would not materially restrict or impair Seller’s rights to use the Shelf Registration Statement, Parent hereby represents and warrants that (i) the Shelf Registration Statement referred to in this Section 5.23 is an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act that has been filed with the SEC not earlier than three years prior to the date hereof; and no notice of objection of the SEC to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by Parent; (ii) at the time of initial filing of the Shelf Registration Statement and at the time of the most recent amendment thereto for purposes of compliance with Section 10(a)(3) of the Securities Act, and at the time Parent was a “well known seasoned issuer” as defined in Rule 405, including not having been an “ineligible issuer” as defined in Rule 405; (iii) as of the date hereof, no order suspending the effectiveness of the Shelf Registration Statement has been issued by the SEC and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against Parent or related to the offering has been initiated or threatened by the SEC; (iv) as of the applicable effective date of the Shelf Registration Statement and any amendment thereto, the Shelf Registration Statement complied and will comply with the Securities Act, and the rules and regulations of the SEC thereunder, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and (v) as of the date of the Prospectus and any amendment or supplement thereto, the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)             If the continued use of the Shelf Registration Statement at any time would require Parent to make an Adverse Disclosure, Parent may, upon giving at least three days’ prior written notice of such action to the Seller, suspend use of the Shelf Registration Statement (an “Unusual Shelf Suspension”); provided that Parent shall not be permitted to exercise an Unusual Shelf Suspension (i) more than two times during any 12-month period or (ii) for a period exceeding 30 days on any one occasion. In addition, Parent may, upon giving at least three days’ prior written notice to the Seller, suspend the use of the Shelf Registration Statement during the regular quarterly period during which directors and officers of Parent are not permitted to trade under the insider trading policy of Parent then in effect until the expiration of such quarterly period (a “Regular Shelf Suspension,” together with an Unusual Shelf Suspension, a “Shelf Suspension”); provided that the right of Parent to cause a Regular Shelf Suspension shall not be applicable to holders of Registrable Securities for more than a total of 120 days during any 12-month period. In the case of a Shelf Suspension, the Seller shall suspend use of the applicable Prospectus in connection with any sale or purchase of, or offer to sell or purchase, any Registrable Securities, upon receipt of the notice referred to above. Parent shall immediately notify the Seller upon the termination of any Shelf Suspension. Parent shall, if necessary, supplement or make amendments to the Shelf Registration Statement, if required by the registration form used by Parent for the Shelf Registration Statement or by the instructions applicable to such registration form or by the Securities Act.

(c)             Notwithstanding anything to the contrary, none of Parent, Buyer or any of their respective Subsidiaries or Affiliates shall have any obligation to prepare any Prospectus supplement (other than a Prospectus supplement to an existing shelf registration statement to name the Seller as selling shareholder), participate in any due diligence, execute any agreements or certificates or deliver legal opinions or obtain comfort letters.

(d)             Parent shall indemnify the Seller and, the Seller’s officers, managers, partners and members, and each person or entity, if any, that controls the Seller within the meaning of the Securities Act or Exchange Act, as applicable, (each, an “Indemnitee”), against any and all Damages arising out of or based upon (a) any violation by Parent (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law or of any rule or regulation promulgated under the Securities Act, Exchange Act or any state securities law applicable to Parent and relating to action or inaction required of Parent under this Section 5.23 or in connection with the Shelf Registration Statement or Prospectus or (b) any third party claim based upon any untrue or alleged untrue statement of material fact contained in the Shelf Registration Statement, Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433 under the Securities Act unless required to be filed as a result of its inclusion in a free writing prospectus prepared by the Seller without Parent’s prior written approval (for purposes of this section, the “Securities Act Information”), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Parent shall not be liable to any such Indemnitee or any person who participates as an underwriter in the offering or sale of Registrable Securities or any other person, if any, who controls such underwriter within the meaning of the Securities Act, in any such case to the extent that any such Damages arise out of or are based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the Securities Act Information in reliance upon and in conformity with information regarding such Indemnitee or its plan of distribution or ownership interests that was furnished in writing to Parent for use in connection with the Securities Act Information contained therein by such Indemnitee or (ii) the Seller’s failure to send or give a copy of the final, amended or supplemented prospectus furnished to the Seller by Parent at or prior to the time such action is required by the Securities Act to the person claiming an untrue statement or alleged untrue statement or omission or alleged omission if such statement or omission was corrected in a final amended or supplemented Prospectus.

Section 5.24.      Transfers. Except as contemplated by this Agreement, without the prior written consent of Buyer, the Seller agrees not to take any action to, directly or indirectly, (a) offer to sell, sell, assign, transfer (including by operation of law), pledge, encumber or otherwise dispose of any Company Securities, (b) deposit any Company Securities into a voting trust or enter into a voting agreement or arrangement with respect to any Company Securities or grant any proxy or power of attorney with respect thereto or (c) enter into any Contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of or transfer of any Company Securities or the voting of any Company Securities.

Article 6
Conditions Precedent to Each Party’s Obligations

The respective obligations of each party to consummate the Closing shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by each of (i) the Buyer, on behalf of it and Parent, and (ii) Seller) at or prior to the Closing of each of the following conditions:

Section 6.1.          No Governmental Authority Action. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order, decree, injunction or Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

Section 6.2.          HSR. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated.

Article 7
Conditions Precedent To Parent’s and Buyer’s Obligations

The obligation of Parent and the Buyer to consummate the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following further conditions (or, to the extent permitted by applicable Law, waiver by the Buyer, on behalf of it and Parent):

Section 7.1.          Representations and Warranties True at Closing. Each of the representations and warranties contained in Sections 3.1 (Authority; Binding Effect), 3.2 (Title to Membership Interests), 3.3(a) (Organization), 3.4 (Subsidiaries), 3.5 (Capitalization), 3.7(i) (Non-Contravention of Organizational Documents), 3.11(a) (No Adverse Change), 3.24(a) (Brokers), 3.25 (Affiliate Transactions) and 3.27 (Investment Purpose) shall be true and correct as of the Closing Date, as if made on the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be so true and correct only as of such time). The other representations and warranties made by the Seller in Section 3 of this Agreement shall be true and correct (disregarding all materiality, Material Adverse Effect and similar qualifications or standards contained therein) as of the Closing Date, as if made on the Closing Date (other than those made as of a specified date, which shall be true and correct on and as of such specified date) except where the failure of any such representations or warranties to be true and correct as of the Closing Date (or express earlier date), individually or in the aggregate, does not constitute a Material Adverse Effect.

Section 7.2.          Compliance With Agreement. The Seller shall have performed and complied in all material respects with all of its obligations under this Agreement that are to be performed or complied with by it on or prior to the Closing Date.

Section 7.3.          Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Section 7.4.          Officer’s Certificate. The Seller shall have delivered to the Buyer in writing, at and as of the Closing, a certificate of an executive officer of the Seller, acting in such capacity, in form and substance reasonably satisfactory to the Buyer, certifying that the conditions in each of Sections 7.1, 7.2 and 7.3 have been satisfied.

Section 7.5.          Consents Obtained. All FCC Consents by Final Order and State PUC Consents shall have been obtained, shall be in full force and effect and shall be free of any conditions that Parent or Buyer would not be required to comply with (or which may not be complied with absent Buyer’s prior written consent) pursuant to the terms of Section 5.3.

Section 7.6.          Non-Foreign Status Certificate. The Seller shall deliver to the Buyer at Closing a properly executed affidavit of non-foreign status that complies with Section 1445 of the Code and U.S. Treasury Regulation section 1.1445-2(b)(2).

Section 7.7.          Good Standing Certificate. The Seller shall have delivered to the Buyer a good standing certificate of the Seller and the Company dated within five (5) Business Days of the Closing Date.

Section 7.8.          Secretary’s Certificate. The Seller shall have delivered to the Buyer a certificate signed by the Secretary of the Seller, dated as of the Closing Date, certifying as to (i) the full force and effect of the Organizational Documents of the Company attached to such certificate as exhibits and (ii) the resolutions adopted by the Sole Member of the Company and the Board of Managers of the Seller, each regarding this Agreement and the transactions contemplated hereby and attached as exhibits to such certificate.

Section 7.9.          Debt Payoff Letters. The Debt Payoff Letters shall have been delivered to the Buyer pursuant to Section 5.16(a).

Section 7.10.      Transaction Expenses Payoff Instructions. The Transaction Expenses Payoff Instructions shall have been delivered to the Buyer pursuant to Section 5.16(b).

Section 7.11.      Financial Statements. The Seller shall have delivered to the Buyer the Required Financial Statements.

Section 7.12.      OP LPA Joinder. The Seller shall have executed and delivered to Buyer an OP LPA Joinder which shall become effective at and as of the Closing.

Article 8
Conditions Precedent To Seller’s Obligations

The obligation of the Seller to consummate the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions (or, to the extent permitted by applicable Law, waiver by the Seller):

Section 8.1.          Representations and Warranties True at Closing. All of the representations and warranties made by the Buyer in this Agreement shall be true and correct as of the Closing Date, as if made on the Closing Date (other than those made as of a specified date, which shall be true and correct on and as of such specified date), except where the failure of any such representations or warranties to be true and correct as of the Closing Date (or express earlier date), individually or in the aggregate, would not or would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement.

Section 8.2.          Compliance with Agreement. The Buyer shall have performed and complied in all material respects with all of its obligations under this Agreement that are to be performed or complied with by it at or prior to the Closing.

Section 8.3.          Officer’s Certificate. The Buyer shall have delivered to the Seller in writing, at and as of the Closing, a certificate of an executive officer of the Buyer, acting in such capacity, in form and substance reasonably satisfactory to the Seller, to the effect that the conditions in each of Sections 8.1 and 8.2 have been satisfied.

Section 8.4.          Consents Obtained. All FCC Consents and State PUC Consents shall have been obtained.

Section 8.5.          UPREIT Transactions. The UPREIT Transactions shall have been consummated.

Section 8.6.          OP LPA. The Buyer shall have delivered to the Seller its executed counterpart to the OP LPA.

Article 9
Certain Covenants

Section 9.1.          Director and Officer Liability and Indemnification.

(a)             From and after the Closing Date, the Buyer shall cause the Company to reimburse, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were managers or officers of the Company (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company at any time prior to the Closing Date. The Buyer agrees that all rights of the D&O Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective Organizational Documents of the Company as now in effect shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. The Buyer shall, and shall cause the Company to, (i) for a period of not less than six (6) years from the Closing Date, maintain provisions in the Company’s Organizational Documents relating to the exculpation or indemnification of any of its D&O Indemnitees (unless required by Law) that are no less favorable in the aggregate than such provisions in the Company’s Organizational Documents as of the Closing and (ii) not amend, repeal or otherwise modify such provisions in any material respect that would adversely affect the rights, taken as a whole, of the D&O Indemnitees thereunder, in each case of clauses (i) and (ii), except as required by applicable Law. In addition, Buyer shall cause the Company to pay any expenses (including reasonable attorneys’ fees) of any D&O Indemnitee under this Section 9.1 as incurred to the fullest extent permitted under applicable Law; provided, that the D&O Indemnitee to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law or in the event that it is determined by a court that such D&O Indemnitee did not meet the applicable standard of conduct for indemnification under this Section 9.1(a). Notwithstanding anything to the contrary in this Section 9.1(a) or in any Organizational Document of the Company, from and after the Closing, the Company shall not be required to reimburse, indemnify, defend, or hold harmless, or advance any expenses to, any D&O Indemnitee for an act or omission that (i) was not taken or omitted to be taken in good faith, (ii) was not taken or omitted to be taken in a manner reasonably believed to be in, or not opposed to, the interests of the Company, (iii) with respect to any such action or omission resulting in a criminal investigation or proceeding, the Person taking such action had reason to believe such action or omission was unlawful; or (iii) constitutes fraud, willful misconduct or gross negligence. The Buyer shall provide (including by extending coverage under the Buyer’s own policies) six (6) year ‘tail’ directors’ and officers’ liability insurance and fiduciary insurance policies to the D&O Indemnitees covering such claims with respect to matters occurring at or prior to the Closing that are no less favorable than the Company’s existing directors’ and officers’ liability insurance and fiduciary insurance policies in effect immediately prior to the Closing.

(b)             Each D&O Indemnitee shall reasonably cooperate, and cause their respective Affiliates to reasonably cooperate, in the defense of any D&O Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)             The provisions of this Section 9.1(i) are intended to be for the benefit of, and shall be enforceable by, the D&O Indemnitees, their heirs and their personal representatives, (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have in the Organizational Documents of the Company and any of the other documents on Schedule 9.1 and (iii) shall be binding on all successors and permitted assigns of the Buyer and the Company. In the event that the Buyer or any of its successors or assigns (x) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (y) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Buyer shall assume all of the obligations thereof set forth in this Section 9.1.

Section 9.2.          Employee Benefits.

(a)             During the twelve (12)-month period following the Closing, the Buyer shall provide each of the employees who continue in employment with the Company following the Closing, as the Buyer may determine from time to time (each, a “Continuing Employee”), with employee benefits that are, in the aggregate, substantially similar to those provided by the Company to employees of the Company having similar responsibilities and positions as such employees prior to the date hereof. Prior to the Closing Date, the Seller shall cause the Company to take all actions necessary to terminate, or cause to be terminated, effective no later than immediately prior to the Closing Date, the Benefit Plans listed on Schedule 9.2(a) hereto and any other Benefit Plan that the Buyer requests the Company to terminate not less than 10 days prior to the Closing Date.

(b)             From and after the Closing Date, for purposes of eligibility to participate and vesting in benefits provided by the Buyer to any Continuing Employee, but not benefit accrual, the Buyer shall provide the Continuing Employees with credit for service to the Company under an analogous Benefit Plan to the extent service with the Buyer and its Subsidiaries and any predecessors thereof is taken into account under the welfare benefit plans or programs of the Buyer and its Subsidiaries (each, a “Buyer Plan”), except to the extent such service credit would result in a duplication of benefits. The Buyer shall (i) use reasonable best efforts to ensure that any Buyer Plans shall not deny Continuing Employees coverage on the basis of a pre-existing condition, actively-at-work requirement or required physical examination to the extent that such exclusions or conditions were not applicable to the Continuing Employee and/or the employee’s dependents under a group health plan of the Company, and (ii) cause the Buyer Plans to credit Continuing Employees for any deductibles, co-payments and out-of-pocket expenses paid in the year of initial participation in each such Buyer Plan to the extent as if such amounts had been paid under such Buyer Plans.

(c)             This Section 9.2 shall inure exclusively to the benefit of and be binding upon the parties to this Agreement. Notwithstanding any other provision of this Agreement, nothing contained herein shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise limit the right of Seller, Buyer or their respective Affiliates, to amend, modify or terminate any such employee benefit plan, (ii) give any third party (including any Continuing Employee and any dependent or beneficiary thereof) any right to enforce the provisions of this Section 9.2 or (iii) obligate Buyer or any of its Affiliates to (x) maintain any particular benefit plan or (y) retain the employment of any particular employee of the Company. Subject to the other provisions set forth in this Section 9.2, after the Closing and subject to applicable Law and the terms of any Benefit Plan, the Buyer may amend, modify or terminate any Benefit Plan in existence prior to the Closing.

Section 9.3.          No Amendment of Prior Tax Returns. The Buyer shall not, without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed, except as required by applicable Law, amend any Tax Return filed by or on behalf of the Company for any period prior to Closing.

Section 9.4.          R&W Insurance Policy. The R&W Insurance Policy obtained by the Buyer shall contain a waiver of subrogation against the Seller by the insurer (except in instances of fraud). From and after the issuance of the R&W Insurance Policy, Buyer shall not amend, modify or otherwise waive such subrogation provision of the R&W Insurance Policy in a manner adverse to the Seller.

Article 10
Indemnification

Section 10.1.      Indemnity by the Seller. Subject to the limitations set forth in this Section 10, the Seller, from and after the Closing, shall save, defend, indemnify and hold harmless the Buyer and its Affiliates (including, after the Closing, the Company) and the respective representatives, successors and assigns of each of the foregoing (together, the “Buyer Indemnified Parties”) from and against, and shall compensate and reimburse each of the foregoing with respect to, any and all claims, demands, suits, proceedings, judgments, charges, penalties, fines, forfeitures, Actions, diminution in value, lost profits, liabilities, losses, damages, Taxes, fees, costs and expenses (including the reasonable fees and disbursements of counsel, accountants and expert witnesses’ fees), and reasonable costs and expenses of investigation and amounts paid in settlement, court costs and other reasonable expenses of litigation, including in respect of enforcement of their indemnity rights hereunder, but excluding any punitive damages (except to the extent payable to third parties) (collectively, “Damages”), arising out of, resulting from or related to:

(a)             any inaccuracy or breach, as of the date of this Agreement or as of the Closing Date, by the Seller of any representation or warranty made by the Seller in this Agreement (disregarding any materiality or Material Adverse Effect or similar qualification, other than in Section 3.11(a));

(b)             any nonfulfillment or breach of any covenant or agreement made by (i) the Seller or (ii) the Company (in the case of (ii), to be performed at or prior to the Closing) in this Agreement;

(c)             any Transaction Expenses that were not reflected in the Closing Date Consideration; and

(d)             any Indebtedness of the Company as of the close of business on the Closing Date that was not reflected in the Closing Date Consideration.

The Buyer Indemnified Parties will not be entitled to be indemnified pursuant to this Section 10.1 for any liability or Indebtedness to the extent such Buyer Indemnified Party was compensated for such liability or Indebtedness in the calculations of Closing Date Net Indebtedness or Closing Date Net Working Capital used to determine the Closing Date Consideration.

Section 10.2.      Indemnity by the Buyer. Subject to the limitations set forth in this Section 10, the Buyer, from and after the Closing, shall save, defend, indemnify and hold harmless the Seller from and against, and shall compensate and reimburse the Seller with respect to, any and all Damages arising out of, resulting from or related to:

(a)             any inaccuracy or breach, as of the date of this Agreement or as of the Closing Date, by the Buyer of any representation or warranty made by the Buyer in this Agreement; or

(b)             any nonfulfillment or breach of any covenant or agreement made by the Buyer in this Agreement.

Section 10.3.      Third Party Claims.

(a)             In the event that any party (the “Indemnitee”) to this Agreement desires to make a claim against the other party under Sections 10.1 or 10.2 above, as applicable (the “Indemnitor”), in connection with any action, suit, proceeding or demand at any time instituted against or made upon a party by any third party for which such party may seek indemnification hereunder (a “Third Party Claim”), the Indemnitee shall promptly notify the Indemnitor of such Third Party Claim and of the Indemnitee’s claim of indemnification with respect thereto; provided that the failure to promptly notify the Indemnitor shall not limit the indemnification obligations of the Indemnitor under this Agreement except to the extent the Indemnitor is materially prejudiced thereby.

(b)             The Indemnitor, at its option, upon written acknowledgement to the Indemnitee of the Indemnitor’s irrevocable and unconditional obligation to indemnify the Indemnitee hereunder against Damages that may result from the Third Party Claim, subject in all respects to the limitations set forth in Section 10.4, may assume the defense thereof at the expense of the Indemnitor (which expenses shall not be drawn from the Holdback Funds) unless the named parties to any such Third Party Claim (including any impleaded parties) do not include both the Indemnitor and the Indemnitee and the latter shall have been advised in writing by counsel (with a copy to the Indemnitor) that there are one or more legal or equitable defenses available to them that are different from or additional to those available to Indemnitor and so long as (and only for so long as): (i) the Third Party Claim involves solely monetary Damages, (ii) the defense of the Third Party Claim by the Indemnitor, will not, in the reasonable judgment of the Indemnitee, have any continuing adverse effect on the Indemnitee’s business, assets, operations or financial conditions, (iii) the Indemnitor diligently defends in good faith such Third Party Claim and keeps the Indemnitee reasonably informed of the progress of such Third Party Claim, (iv) the Indemnitor demonstrates to the Indemnitee’s reasonable satisfaction that, as of such time, the Indemnitor has sufficient resources in order to pay for the defense of such Third Party Claim and (taking into account the amount then remaining of the Holdback Amount if the Seller is the Indemnitor) indemnify for the full amount of any potential Damages in connection with such Third Party Claim (subject in all respects to the limitations set forth in Section 10.4), (v) the Third Party Claim does not relate to or otherwise arise in connection with any criminal or regulatory Action and (vi) only if the Seller is the Indemnitor, the Damages that may result from the Third Party Claim along with any and all other pending claims for which the Seller is Indemnitor are not reasonably expected to exceed the amount then remaining of the Holdback Amount.

(c)             The Indemnitor shall have fifteen (15) days after receipt of a Third Party Claim to notify the Indemnitee in accordance with the foregoing if the Indemnitor seeks to assume the defense of such Third Party Claim. If the Indemnitor delivers the required notice and elects to assume the defense of such Third Party Claim, the Indemnitor shall be entitled, at its own expense (which expenses shall not be drawn from the Holdback Funds), to conduct and control the defense and settlement of such Third Party Claim through counsel of its own choosing, provided, that such counsel is reasonably satisfactory to the Indemnitee, provided, further, that the Indemnitee may participate in the defense of such Third Party Claim with its own counsel at its own expense; provided that notwithstanding the foregoing, the Indemnitor shall pay the fees and expenses of such counsel (i) incurred by the Indemnitee prior to the date the Indemnitor assumes control of the defense of the Third Party Claim or during any period in which the Indemnitor ceases to be eligible to maintain control of the defense of the Third Party Claim, in either case as provided in this Section 10.3, (ii) if representation of both the Indemnitor and the Indemnitee by the same counsel would create a conflict of interest or (iii) if counsel chosen by the Indemnitor requests a conflict waiver or other waiver from the Indemnitee with respect to such matter.

(d)             If the Indemnitor elects not to assume the defense of, or fails to notify the Indemnitee within fifteen (15) days after receipt of the Indemnitee’s notice of a Third Party Claim, and until such time as the Indemnitor responds to a Third Party Claim as required pursuant to this Section 10.3, the Indemnitee shall be entitled to assume the defense of such Third Party Claim at the Indemnitor’s expense (which expenses, if the Seller is the Indemnitor, may at the Buyer’s election be drawn from the Holdback Funds) to the extent the Indemnitee is entitled to indemnification under this Agreement for such Third Party Claim; provided that the Indemnitee may not settle any Third Party Claim for which the Indemnitee is entitled to indemnification under this Agreement without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(e)             If the Indemnitor shall control the defense of such Third Party Claim in accordance with the provisions of this Section 10.3, the Indemnitor shall obtain the prior written consent before entering into any settlement, compromise, discharge or acknowledgement of the validity of such Third Party Claim or ceasing to defend such Third Party Claim if (i) any payment obligations with respect to such settlement, compromise, discharge or acknowledgement are not satisfied in full by the Indemnitor, (ii) pursuant to or as a result of such settlement, compromise, discharge or acknowledgement , injunctive or other equitable relief will be imposed against the Indemnitee or its Affiliates, (iii) such settlement, compromise, discharge or acknowledgement does not expressly and unconditionally release the Indemnitee and its Affiliates from all liabilities and obligations with respect to such Third Party Claim, without prejudice, or (iv) if such settlement, compromise, discharge or acknowledgement includes any statement as to or an admission of fact, or failure to act, by or on behalf of the Indemnitee or any of its Affiliates.

(f)             Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony (subject to any applicable confidentiality agreement), and attend such conferences, discovery proceedings, hearings, trials or appeals as may be reasonably requested in connection therewith.

Section 10.4.      Limitations of Liability. Without limiting Parent’s or Buyer’s ability to recover under the R&W Insurance Policy:

(a)             The Seller shall not be required to indemnify the Buyer Indemnified Parties in respect of Section 10.1(a) except to the extent that the aggregate amount of Damages for which the Buyer Indemnified Parties are otherwise entitled to indemnification pursuant to Section 10.1(a), exceeds $3,500,000 (the “Minimum Amount”) (it being understood and agreed that the Minimum Amount is intended as a true deductible, and the Seller shall not be liable for any Damages less than the Minimum Amount for which the Buyer Indemnified Parties are otherwise entitled to indemnification pursuant to Section 10.1(a)). The Seller and the Buyer agree that the threshold set forth in this paragraph for the Minimum Amount is an amount negotiated by the parties for purposes of this Section 10.4 and is not determinative of what was, is or should be “material” or had, has or is likely to have a “Material Adverse Effect,” as such terms or any other similar terms may be used in other Sections of this Agreement. For the avoidance of doubt, the Minimum Amount limitation shall only apply to Section 10.1(a) and shall not apply to Damages arising out of, resulting from or related to (i) breaches or inaccuracies of Sections 3.1 (Authority; Binding Effect), 3.2 (Title to Membership Interests), 3.3(a) (Organization), 3.4 (Subsidiaries), 3.5 (Capitalization), 3.7(i) (Consents with respect to Organizational Documents), 3.9 (Taxes), 3.24(a) (Brokers) and 3.27 (Investment Purpose) (the “Fundamental Representations”), (ii) breaches of Section 3.19(b), (c) and (d) (Indebtedness and Restricted Cash) or (iii) fraud.

(b)             Except with respect to claims relating to a breach of the Fundamental Representations, breaches of the covenants set forth in Sections 5.6(c), 5.6(h) (solely with respect to non-cash distributions), 5.6(t), 5.6(x) and 5.12 or in the event of fraud, for which the aggregate Damages payable by the Seller will be limited to the amount of the Closing Date Consideration (less any amount previously paid or to be paid by the Seller pursuant to this Section 10) and which may be drawn from the Holdback Funds or recovered directly from the Seller at Buyer’s election, (i) the aggregate Damages payable by the Seller pursuant to Section 10.1 shall be drawn from the Holdback Funds, and (ii) the amount of such Damages for which Seller is liable under Section 10.1 shall at no time exceed an amount equal to the Holdback Funds at such time (except that amounts in excess of the Holdback Funds may be recovered under the R&W Insurance Policy).

(c)             The aggregate Damages payable by Parent and the Buyer pursuant to this Agreement shall be limited to the amount of the Closing Date Consideration (less any amount previously payable by Parent and the Buyer).

Section 10.5.      Expiration of Representations and Warranties and Covenants; Scope of Liability; Exclusive Remedy.

(a)             Each of the representations and warranties and covenants contained in this Agreement and in any certificate delivered in connection with this Agreement and the right of an Indemnitee to assert any claim for indemnification pursuant to this Section 10 shall survive the Closing until 5:00 p.m. on the date that is the Holdback Termination Date (except for (i) the Fundamental Representations, which shall survive for a period of six (6) years after the Closing Date, (ii) as set forth in Section 5.12, and (iii) any covenants to be performed following the Closing (other than in Section 5.12), which shall survive until the expiration of the applicable statute of limitations following the date all performance thereunder was due to be performed); provided that the time periods set forth in this Section 10.5(a) shall not affect the time periods during which any claim may be made under the R&W Insurance Policy.

(b)             Notwithstanding Section 10.5(a), a party’s rights to indemnification shall not terminate with respect to any claim, whether or not fixed as to liability or liquidated in amount, with respect to which the indemnified party has in good faith delivered written notice to the indemnifying party, prior to the expiration of the applicable survival period, setting forth the basis for indemnification and the facts upon which the claim for indemnification is based and, if known to the Indemnitee, a reasonable estimate of the Damages relating thereto, without requiring such party to commence litigation or any other proceeding.

(c)             Each party acknowledges and agrees that, except with respect to claims for fraud, claims under the other Transaction Agreements or pursuant to Section 12.17, from and after Closing (i) its sole and exclusive monetary remedy against the other party for any matter arising out of the transactions contemplated by this Agreement is set forth in this Article 10 and Sections 1.2 and 5.12, (ii) except to the extent a party has asserted a claim for indemnification prior to the relevant termination date in accordance with Sections 10.5(a) and 10.5(b), such party shall have no remedy against the other party for any breach, inaccuracy or nonfulfillment of a representation or warranty or covenant, as applicable, made by such party in this Agreement (other than Section 5.12) and (iii) it hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other party relating to the subject matter of this Agreement arising under or based upon any federal, state, local or foreign statute, law, ordinance, rule or regulation or otherwise, other than those claims made in accordance with the provisions and applicable limitations of this Article 10 and Sections 1.2 and 5.12 or under the R&W Insurance Policy; provided that nothing in this Section 10.5(c) shall preclude, diminish or limit in any way any claim under the R&W Insurance Policy. The parties acknowledge that this Section 10.5 has been negotiated fully by the Buyer and the Seller and that neither party would have entered into this Agreement but for the inclusion of this Section 10.5.

Section 10.6.      Direct Claims. In any case in which the Indemnitee seeks indemnification under this Article 10 which is not subject to Section 10.3 because no Third Party Claim is involved, the Indemnitee shall notify the Indemnitor in writing of any Damages that such Indemnitee claims are subject to indemnification under the terms hereof. The failure of the Indemnitee to exercise promptness in such notification shall not amount to a waiver of such claim unless and only to the extent that the Indemnitor is materially prejudiced thereby. After the delivery of a claim notice pursuant to this Section 10.6 by the Indemnitee to the Indemnitor, the amount of indemnification to which the Indemnitee shall be entitled under shall be determined (i) by the written agreement between the Indemnitee and the Indemnitor, (ii) by a final and nonappealable judgment or decree of any court of competent jurisdiction or (iii) by any other means to which the Indemnitee and the Indemnitor shall agree in writing.

Section 10.7.      Seller’s Release. (a) Effective as of the Closing, the Seller, on behalf of itself and its Affiliates (other than the Company) and its and their respective successors, assigns, heirs and legal representatives (such Person, its Affiliates (other than the Company) and its and their successors, assigns, heirs and legal representatives, collectively, the “Releasing Parties”), (i) provides any consent necessary to effectuate Section 5.10 and (ii) irrevocably waives, relinquishes, releases and forever discharges the Company, Parent, the Buyer, the Financing Parties, their respective Affiliates and their and their respective Affiliates’ past, current and future directors, officers, employees, agents, members, managers, partners, agents, representatives, successors and assigns (collectively, the “Released Parties”, and such release, remise and discharge, the “Seller Release”) from any and all claims (whether at law, in equity or otherwise), obligations and liabilities (of any nature, whether accrued, absolute, contingent, known or unknown or otherwise) that any Releasing Party ever had, now has, or may ever have against any Released Party in any capacity, including in their capacity as a director, officer or employee, as applicable, whether directly or derivatively through the Company, and whether asserted contemporaneously with, prior to or after the Closing, on account of or arising out of (i) any acts, omissions, transactions, matters, causes or events occurring prior to, contemporaneously with or up to and including the Closing relating to the Company, and (ii) the approval or consummation of the transactions contemplated hereby or any Transaction Document or any other agreement contemplated herein or therein, including any alleged breach of any duty by any officer, manager or director of the Company or any claims under the Organizational Documents of the Company; provided, however, that nothing in the foregoing Seller Release shall (x)

limit in any manner the ability of Seller or any other Releasing Party to enforce its rights under this Agreement or any other Transaction Document to which it is a party, including any rights to claims for indemnification hereunder or (y) affect any right to accrued and vested but unpaid compensation and employee benefits of any Releasing Party in his or her capacity as an employee of the Company. The Seller (on behalf of itself and its Releasing Parties) represents to the Released Parties that it has not assigned or transferred or purported to assign or transfer to any Person all of any part of, or any interest in, any claim, contention, demand, cause of action (at law or in equity) or liability of any nature, character or description whatsoever, which is or which purports to be released or discharged hereby. The Seller (on behalf of itself and its Releasing Parties) (i) represents that it understands and acknowledges that it may hereafter discover facts and legal theories concerning the subject matter hereof in addition to or different from those of which it now believes to be true and hereby agrees that the Seller Release hereby shall remain effective in all respects notwithstanding those additional or different facts and legal theories or the discovery of those additional or different facts or legal theories and (ii) assumes the risk of any mistake of fact or law with regard to any potential claim or with regard to any of the facts that are now unknown to it relating thereto.

(b)              Furthermore, notwithstanding anything to the contrary in this Agreement and without limiting the foregoing, (a) no Financing Party will have any liability to the Seller or any other Releasing Party relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise; (b) none of the Seller or any other Releasing Party will have any rights or claims against any Financing Party, and all such rights and claims are waived and (c) none of the Seller or the Releasing Parties shall bring any action, suit, proceeding, hearing or arbitration of any kind or description, whether in law or in equity, in contract, in tort or otherwise against any Financing Party.

Article 11
Right to Terminate

Section 11.1.      Termination of Agreement. This Agreement may be terminated prior to Closing as follows:

(a)             at the election of the Buyer or the Seller after August 7, 2017, if the Closing shall not have occurred by the close of business on such date (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(a) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the primary cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date; provided, further, that if all of the conditions to Closing have been satisfied by the Outside Date, except those stated in Sections 6.1, 6.2, 7.5 or 8.4 (other than the Closing Date Conditions; provided that the Closing Date Conditions would be reasonably expected to be satisfied at Closing if Closing were to occur on the Outside Date), then either Seller or Buyer shall have the right, in its sole discretion, by providing written notice to the other party, prior to the termination of this Agreement, to extend the Outside Date to October 7, 2017; provided, further, that if the Outside Date is extended, Schedule 11.1(a) shall apply with respect to the covenants set forth in Section 5.6 (to the extent specified in Schedule 11.1(a));

(b)             by mutual written consent of the Seller and the Buyer;

(c)             by the Seller or the Buyer if there shall be in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)             by the Buyer, if there has been a material violation or breach by the Seller or the Company of any covenant, representation or warranty contained in this Agreement that has not been primarily caused by a breach of any representation, warranty or covenant of the Buyer and would prevent the satisfaction of any condition to the obligations of the Buyer at the Closing, and such violation or breach has not been waived by the Buyer or cured by the Seller within twenty (20) Business Days after receipt by the Seller of written notice thereof from the Buyer; or

(e)             by the Seller if there has been a violation or breach by Parent or the Buyer of any covenant, representation or warranty contained in this Agreement that has not been primarily caused by a breach of any representation, warranty or covenant of the Seller or the Company and would prevent the satisfaction of any condition to the obligations of the Seller at the Closing, and such violation or breach has not been waived by the Seller or cured by Parent or the Buyer within twenty (20) Business Days after receipt by the Buyer of written notice thereof from the Seller (provided, that the failure to deliver the Purchase Price at the Closing as required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by the Seller).

Section 11.2.      Procedure Upon Termination. In the event of termination by the Buyer or the Seller, or both, pursuant to Section 11.1 hereof, the terminating party shall forthwith deliver notice thereof to the other party or parties, and this Agreement shall terminate, and the sale and purchase of the Membership Interests hereunder shall be abandoned, without further action by the Buyer, Parent or the Seller.

Section 11.3.      Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 11.1, then this Agreement shall thereupon become void and of no further force and effect and each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Buyer, the Parent, the Company, the Seller or their respective Affiliates; provided, that:

(a)             except as expressly set forth herein, no such termination shall relieve any party hereto from any liability or Damages for any willful and material breach of this Agreement prior to such termination, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity;

(b)             this Section 11.3 and Sections 5.4(a), 5.8 and Article 12 hereof shall survive any such termination and shall be enforceable hereunder.

Article 12
General

Section 12.1.      Expenses. Except as otherwise set forth in this Agreement, all expenses of the preparation, execution and consummation of this Agreement and of the transactions contemplated hereby, including, without limitation, attorneys’, accountants’ and outside advisers’ fees and disbursements, shall be borne by (a) the Buyer if incurred for the account of the Parent or the Buyer or (b) the Seller if incurred for the account of the Seller or the Company.

Section 12.2.      Notices. All notices, demands and other communications hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as receipt of such e-mail is requested and received), and shall be deemed to have been duly given if delivered personally or by overnight courier or if mailed by certified mail, return receipt requested, postage prepaid, as follows (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to the Seller, to:

SLF Holdings, LLC
Celia Wallace
3632 Dauphin Street, Suite 101-B
Mobile, Alabama 36608
Email: celia.wallace@springhill.org

with copies (which shall not constitute notice) sent contemporaneously to:

Timothy Kaufman
4721 Morrison Drive
Mobile, Alabama 36609
Email: timothy.kaufman@ssigroup.com

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Attention:	Andrew M. Ray
Kimberly A. Taylor

Email:      Andrew.Ray@morganlewis.com

 Kimberly.Taylor@morganlewis.com

If to the Buyer, to:

Uniti Group Inc.
10802 Executive Center Drive
Benton Building, Suite 300
Little Rock, Arkansas 72211

Attention: Daniel L. Heard
Email: Daniel.Heard@uniti.com

with copies (which shall not constitute notice) sent contemporaneously to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Attention:	H. Oliver Smith
Brian Wolfe

Email:       oliver.smith@davispolk.com
 brian.wolfe@davispolk.com

Any such notice shall be effective (a) if delivered personally, when received (with written confirmation of receipt), (b) if sent by overnight courier, when receipted for, (c) if mailed, five (5) days after being mailed as described above, and (d) upon transmission by e-mail if a customary confirmation of receipt is received during normal business hours local time and, if not, the next Business Day after confirmation of receipt is received.

Section 12.3.      Entire Agreement; Amendments and Waivers. This Agreement, including all of the Exhibits and Schedules hereto, the other Transaction Documents and the Confidentiality Agreement contain the entire understanding of the parties, supersedes all prior agreements and understandings relating to the subject matter hereof and thereof and shall not be amended except by a written instrument hereafter signed by the Buyer, Parent and the Seller. Notwithstanding anything to the contrary in this Section 12.3, no term or condition of this Agreement with respect to Section 10.7 (Seller’s Release), 12.3 (Amendment), 12.4 (Governing Law), 12.5 (Waiver of Jury Trial), 12.7 (Assignment) or 12.8 (No Third Party Beneficiaries) may be amended, modified or waived by any party to the extent such amendment, modification or waiver would modify the substance of such sections in a manner that is adverse to the interests of any Financing Party, in each case without the written consent of such Financing Party. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 12.4.      Governing Law.

(a)             This Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to any conflicts of law principles of the State of Delaware that would compel the application of the substantive laws of another jurisdiction; provided that, without limiting the generality of Section 10.7, any legal action against any Financing Party shall be governed by and construed in accordance with the Laws of the State of New York, without regard to any conflicts of law principles of the State of New York that would compel the application of the substantive laws of another jurisdiction.

(b)             Each of the parties agrees that any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, any state or federal court located in the State of Delaware. Each of the parties:

(i)            expressly and irrevocably consents and submits to the personal jurisdiction of each state and federal court located in the State of Delaware (and each appellate court located in the State of Delaware) in connection with any such legal proceeding, including to enforce any settlement, order or award;

(ii)            consents to service of process in any such proceeding anywhere in the world in a manner consistent with Rule 4 of the Federal Rules of Civil Procedure or in a manner consistent with the applicable law of the jurisdiction in which process is served;

(iii)          agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum;

(iv)          irrevocably and unconditionally waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that such Person is not subject personally to the jurisdiction in such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court; and

(v)           agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 12.4 by the state and federal courts located in the State of Delaware and in connection therewith hereby waives, and agrees not to asset by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of any other jurisdiction.

Notwithstanding the foregoing or anything herein to the contrary (but without limiting Section 10.7), each of the parties acknowledge and irrevocably agrees, (i) that any such legal proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any Financing Party arising out of, or relating to, the transactions contemplated hereby, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof, and each of the Buyer and the Seller hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court.

Section 12.5.      Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF (INCLUDING, WITHOUT LIMITATION, THE DEBT FINANCING AND ANY OTHER MATTER INVOLVING THE FINANCING PARTIES), WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 12.5 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 12.6.      Sections and Section Headings. All enumerated subdivisions of this Agreement are herein referred to as “Section” or “paragraph.” The headings of Sections and paragraphs are for reference only and shall not limit or control the meaning thereof.

Section 12.7.      Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor the obligations of any party hereunder shall be assignable or transferable by such party without the prior written consent of the other party hereto; provided, however, that Parent and Buyer may (a) assign any or all of its rights hereunder to one or more of its Affiliates, (b) designate one or more of its Affiliates to perform its obligations hereunder or (c) pledge, assign or grant to its lenders or any Person providing financing to the Buyer or its Affiliates, for the benefit of such lenders or Persons, a continuing security interest in and to this Agreement, as security for the payment and performance of the obligations of Buyer to such lender by reason of borrowings, the guarantee of borrowings or otherwise (provided that in the event of assignment as described in subclauses (a) through (c), Parent and/or Buyer, as applicable, nonetheless shall remain responsible for the performance of all of its obligations hereunder).

Section 12.8.      No Third-Party Beneficiaries. Except as expressly provided herein, nothing herein expressed or implied is intended or shall be construed to confer upon or to give any Person, other than the parties hereto, any rights or remedies under or by reason of this Agreement except for the Financing Parties, which shall be express third-party beneficiaries of, and shall be entitled to enforce, each of Section 10.7 (Seller’s Release), Section 12.3 (Amendment), Section 12.4 (Governing Law), Section 12.5 (Waiver of Jury Trial), Section 12.7 (Assignment) and this Section 12.8 (No Third Party Beneficiaries).

Section 12.9.      Knowledge. Whenever the phrase “to the knowledge of the Seller,” “Seller’s knowledge” or another similar qualification is used herein, the relevant knowledge is limited solely to the actual knowledge of Andy Newton, Paul Bullington and Eric Daniels. Whenever the phrase “to the knowledge of the Buyer,” “Buyer’s knowledge” or another similar qualification is used herein, the relevant knowledge is limited solely to the actual knowledge of Daniel Heard.

Section 12.10.  Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copy or electronic mail copy message in “pdf” or similar format of an executed counterpart of this Agreement will be deemed to be an executed original thereof.

Section 12.11.  Business Records. The Buyer acknowledges that the business records of the Company relating to its operations prior to Closing will be acquired by the Buyer in connection with the consummation of the transactions contemplated hereby, and that the Seller may from time to time require access to or copies of such records. The Buyer agrees that upon reasonable prior notice from the Seller, it will, during normal business hours and without undue interruption of Parent’s or its Affiliate’s business, provide the Seller with access to or copies of such records but solely to the extent (i) reasonably required by Seller in connection with any Tax audit or other action by a Governmental Authority with respect to Seller’s ownership of the Membership Interests prior to the Closing, (ii) necessary to comply with applicable Law and (iii) related to the defense of any claim made by a Person (other than Parent or its Affiliates). The Buyer agrees that it will not within six (6) years after the Closing Date destroy any business records of the Company prepared prior to the Closing without first notifying the Seller, and affording the Seller the opportunity for thirty (30) days to remove or copy such records at the Seller’s expense. Notwithstanding anything herein to the contrary, no such access, disclosure or copying shall be permitted (i) for a purpose related to a dispute or potential dispute with Parent, the Buyer, the Company or any of their respective Affiliates or (ii) if it would result in a loss or reduction of any attorney-client privilege, violate any confidentiality agreement or any applicable Law; provided that, in the case of this clause (ii), Parent, the Buyer and the Seller shall cooperate in good faith to develop substitute arrangements, to the extent reasonably possible, that do not result in the loss or reduction of such privilege, breach of such agreement or violation of such applicable Law.

Section 12.12.  Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy (including Section 5.20), all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 12.13.  Retention of Counsel. In any dispute or proceeding arising under or in connection with this Agreement following the Closing, other than any proceeding against Parent, the Buyer of any of its Affiliates, the Seller shall have the right, at its election, to retain Morgan, Lewis & Bockius LLP to represent it in such matter, and the Buyer, for itself and the Company and for their respective successors and assigns, hereby irrevocably waives and consents, other than any proceeding against Parent, the Buyer of any of its Affiliates, to any such representation in any such matter. Buyer, for itself and the Company and for its and such respective Persons’ Affiliates, successors and assigns, irrevocably acknowledges and agrees that all pre-Closing communications between the Company and its counsel made in connection with the negotiation, preparation, execution, delivery and Closing under this Agreement, shall continue after the Closing and for all purposes be deemed to be privileged communications between the Seller and such counsel and neither the Buyer nor any Person purporting to act on behalf of or through the Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Company, and not the Seller.

Section 12.14.  No Recourse or Personal Liability. Notwithstanding anything that may be expressed or implied in this Agreement to the contrary, each party agrees and acknowledges, both for itself and its Affiliates, that except for any document to which any such person is a party or in the case of fraud, no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any past, current or future director, manager, officer, employee, limited or general partner, stockholder or member of any other party or of any past, current or future Affiliate or successor or assignee thereof, whether in their capacity as such or otherwise, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that except in the case of fraud, no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, current or future director, manager, officer, employee, limited or general partner, stockholder, or member of the Seller or of any past, current or future Affiliate or successor or assignee thereof, whether in their capacity as such or otherwise, for any obligation of the Company or the Seller under this Agreement or any documents or instruments executed by the Seller in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

Section 12.15.  Time is of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 12.16.  Interpretation. As all parties have participated in the drafting of this Agreement, any ambiguity shall not be construed against any party as the drafter. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “or”

when used in this Agreement is not exclusive. References to any statute, rule, regulation, law or applicable Law shall be deemed to refer to all applicable Laws as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed (or required to be listed) on any schedules hereto, or any Contract required to be disclosed by any Transaction Document, all amendments, modifications, supplements, extensions and renewals thereto must also be listed on the appropriate schedule and disclosed. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 12.17.  Performance. The Buyer acknowledges and agrees that the breach of this Agreement by the Buyer would cause irreparable damage to the Seller and that the Seller will not have an adequate remedy at law, and the Seller acknowledges and agrees that the breach of this Agreement by the Seller would cause irreparable damage to the Buyer and that the Buyer will not have an adequate remedy at law. Therefore, the obligations of the parties hereto under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith.

Section 12.18.  Waiver. Solely with respect to the transactions contemplated by this Agreement and the other Transaction Documents, Seller hereby waives, and causes the Company to irrevocably waive, any provision under its or the Company’s Organizational Documents which is inconsistent with the transactions contemplated by this Agreement and the Transaction Documents, including any requirement that transfer of the Membership Interests will not be effective until the end of the month following the Closing or any procedural or substantive requirements to a transfer of the Membership Interest.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Membership Interests Purchase Agreement to be duly executed and delivered by their respective duly authorized officers as of the date and year first above written.

SELLER SLF Holdings, LLC
By:	/s/ Celia A. Wallace
Name: Celia A. Wallace
Title: President and Chief Executive Officer

By:	/s/ Davis Pilot
Name: Davis Pilot
Title: Secretary

BUYER: Uniti Fiber Holdings Inc.
By:	/s/ Kenneth A. Gunderman
Name: Kenneth A. Gunderman
Title: Chief Executive Officer

PARENT: Uniti Group Inc.
By:	/s/ Kenneth A. Gunderman
Name: Kenneth A. Gunderman
Title: President and Chief Executive Officer

[Signature Page to Membership Interests Purchase Agreement]

Exhibit A

Defined Terms

As used herein the following terms have the following respective meanings:

“Accounting Policies” means in accordance with GAAP as in effect on the date hereof, consistent with the accounting procedures, policies and methodologies applied in the Most Recent Balance Sheet, except that Southern Longleaf Pine LLC shall not be consolidated.

“Action” means any action, claim, controversy, proceeding, arbitration, grievance, suit, investigation or audit (whether civil, criminal, administrative, regulatory or judicial and whether at law or in equity), or any appeal therefrom (including any claim, audit, litigation, administrative proceeding or arbitration against any Person involving any matter related to employment including, without limitation, claims of discrimination, claims of unpaid wages, claims of wrongful discharge, claims of unfair labor practices, workers’ compensation claims and claims related to occupational safety and health law).

“Adverse Disclosure” means public disclosure of material non-public information that, in the board of directors of Parent’s good faith judgment, after consultation with counsel to Parent, (i) would be required to be made in any registration statement filed with the SEC by Parent and (ii) Parent has a bona fide business purpose for not disclosing publicly.

“Affiliate” means, as applied to any specified Person, any other Person controlling, controlled by or under common control with such specified Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt, (i) prior to the Closing, the Seller shall be considered an Affiliate of the Company and (ii) the Affiliates of Parent, Buyer and their respective Subsidiaries shall not include any entity that is not Parent or its controlled Affiliates.

“Affiliate Contract” has the meaning set forth in Section 3.25.

“Agreement” has the meaning set forth in the preamble.

“Bank Guarantees” means (i) the Commercial Guaranty and Addendum to Commercial Guaranty, dated June 24, 2016, by the Company for the benefit of Hancock Bank in the amount of $142,500, (ii) the Commercial Guaranty and Addendum to Commercial Guaranty, dated July 15, 2016, by the Company for the benefit of Hancock Bank in the amount of $141,750 and (iii) any other obligation whereby the Company has guaranteed Indebtedness of any of its Affiliates.

“Benefit Plans” has the meaning set forth in Section 3.17(a).

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in the City of New York or Little Rock, Arkansas are authorized to be closed.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.1.

“Buyer Plan” has the meaning set forth in Section 9.2(b).

“Capex Accruals” means the current portion of payables in respect of capital expenditures required to be capitalized in accordance with the Sage 500 General Ledger Coding on an individual voucher basis where the associated asset is a fixed asset or any other long-term asset in accordance with the Accounting Policies. An illustrative calculation of Capex Accruals is attached hereto as part of Schedule 1.2(g).

“Closing” has the meaning set forth in Section 2.1.

“Closing Balance Sheet” has the meaning set forth in Section 1.2(c).

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Cash Consideration” means an amount in cash equal to (i) the Estimated Closing Date Consideration minus (ii) the OP Unit Value minus (iii) the Holdback Amount.

“Closing Date Conditions” has the meaning set forth in Section 2.1.

“Closing Date Consideration” shall be equal to (i) the Enterprise Value, minus (ii) the Closing Date Net Indebtedness, minus (iii) the amount, if any, by which the Closing Date Net Working Capital is less than the Target Net Working Capital, plus (iv) the amount, if any, by which the Closing Date Net Working Capital is greater than the Target Net Working Capital.

“Closing Date Equity Consideration” means a number of OP Common Units, rounded down to the nearest whole number, equal to (i) the OP Unit Value divided by (ii) the Market Price.

“Closing Date Net Indebtedness” has the meaning set forth in Section 1.2(c).

“Closing Date Net Working Capital” has the meaning set forth in Section 1.2(c).

“Code” has the meaning set forth in Section 3.17(c).

“Company” means Southern Light, LLC, an Alabama limited liability company.

“Company Securities” has the meaning set forth in Section 3.5(b).

“Compliant” shall mean, with respect to any Required Information, that such Required Information (i) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act and in a form customarily included in private placements of debt securities under Rule 144A of the Securities Act or a registered offering of equity securities by Regulation S-X and Regulation S-K under the Securities Act (which for the avoidance of doubt shall not include financial statements or information required by Rule 3-10 or Rule 3-16 of Regulation S-X), (ii) contains financial information on the first day of the Marketing Period that would not be required to be updated under Rule 3-12 of Regulation S-X in order to be current on any day of Marketing Period to permit a registration statement using such financial statements to be declared effective by the SEC and (iii) the Company’s independent auditor has not withdrawn its audit opinion with respect to any financial statements contained in the Required Information.

“Confidential Information” has the meaning set forth in Section 5.4(b).

“Confidentiality Agreement” has the meaning set forth in Section 5.4(a).

“Continuing Employee” has the meaning set forth in Section 9.2(a).

“Contract” means any written or oral agreement, lease, sublease, license, contract, IRU obligation, sale or purchase order, service order, indenture, note, bond, loan, mortgage or deed of trust, binding commitment or undertaking, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto.

“Contributed Membership Interests” means that number of outstanding Membership Interests equal to the product of (i) the total number of outstanding Membership Interests as of the Closing  and (ii) a fraction, the numerator of which is the OP Unit Value and the denominator of which is the Closing Date Consideration.  It being understood that at Closing the number of Contributed Membership Interests, as well as the corresponding number of Purchased Membership Interests, shall be calculated based on the Estimated Closing Date Consideration and such number of Contributed Membership Interests, as well as the corresponding number of Purchased Membership Interests, shall be deemed adjusted to the extent the Closing Date Consideration differs from the Estimated Closing Date Consideration in accordance with Section 1.2.

“Contribution Transaction” has the meaning set forth in Section 2.6.

“D&O Claim” means any litigation, claim or proceeding relating to any acts or omissions covered under Section 9.1 of this Agreement.

“D&O Indemnitees” has the meaning set forth in Section 9.1(a).

“Damages” has the meaning set forth in Section 10.1.

“Debt Commitment Letter” has the meaning set forth in Section 4.6(a).

“Debt Financing” has the meaning set forth in Section 4.6(a).

“Debt Payoff Letters” means pay-off letters, releases and Lien discharges (or agreements therefor) with respect to Indebtedness as identified on Schedule 3.19 and any hedging contracts entered into in connection therewith and other Indebtedness for borrowed money (the “Payoff Indebtedness”), duly executed by each creditor with respect thereto, each in form and substance reasonably satisfactory to the Buyer, in which the payee shall agree that upon payment of the amount specified in such payoff letter: (1) all outstanding obligations of the Company arising under or related to the applicable Payoff Indebtedness shall be repaid, discharged and extinguished in full; (2) all Liens in connection therewith shall be released on the Closing Date upon receipt of the requisite payoff amounts; (3) the payee shall take all customary actions to evidence and record such discharge and release as promptly as practicable; and (4) the payee shall return to the Company all instruments evidencing the applicable Payoff Indebtedness (including all notes) and all collateral including consisting of certificated securities securing the applicable Payoff Indebtedness.

“Dispute Notice” has the meaning set forth in Section 1.2(d).

“Disputed Items” has the meaning set forth in Section 1.2(d).

“Enterprise Value” means Seven Hundred Million Dollars ($700,000,000).

“Environmental Law” means any Law, including the terms of any Permit, pertaining to the environment, natural resources, pollutants, contaminants, wastes, chemicals, or any other toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials, and employee health and safety, including: (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; (b) the Emergency Planning and Community Right to Know Act, as amended; (c) the Solid Waste Disposal Act, as amended; (d) the Clean Air Act, as amended; (e) the Clean Water Act, as amended; (f) the Toxic Substances Control Act, as amended; (g) the Oil Pollution Act of 1990, as amended; and (h) the Hazardous Materials Transportation Act, as amended, as each of the foregoing are in effect on the date of this Agreement.

“ERISA” has the meaning set forth in the Section 3.17(a).

“ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Company as a single employer within the meaning of Section 414 of the Code.

“ERISA Affiliate Plan” has the meaning set forth in Section 3.17(d).

“Escrow Agent” means an escrow agent mutually acceptable to Buyer and Seller.

“Escrow Agreement” means a mutually agreeable escrow agreement dated as of the Closing Date to be negotiated in good faith by the Buyer, the Seller and the Escrow Agent in connection with the Holdback Funds.

“Estimated Closing Date Consideration” has the meaning set forth in Section 1.2(b).

“Estimated Closing Date Net Indebtedness” has the meaning set forth in Section 1.2(a).

“Estimated Closing Date Net Working Capital” has the meaning set forth in Section 1.2(a).

“Execution Date” has the meaning set forth in the preamble.

“False Claims Act” has the meaning set forth in 3.16(d).

“FCC” means the Federal Communications Commission.

“FCC Consents” means the waivers, authorizations, approvals and/or consents required to be obtained from the FCC in connection with the consummation of the Closing.

“Fiber” means fiber optic cabling and conduits (or usage rights thereto).

“Fiber Miles” means the product of the number of fibers and the number of route statute miles.

“Final Closing Statement” has the meaning set forth in Section 1.2(c).

“Final Order” means an action or decision that has been granted by the FCC as to which (i) no request for a stay or similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such request that may be designated by statute or regulation has passed, (ii) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed, (iii) the FCC does not have the action or decision under reconsideration on its own motion and the time within which it may effect such reconsideration has passed and (iv) no appeal is pending including other administrative or judicial review, or in effect and any deadline for filing any such appeal that may be designated by statute or rule has passed.

“Financial Statements” has the meaning set forth in Section 3.8.

“Financing Parties” means the Lenders and their respective Affiliates, and their and their respective Affiliates’ former, current or future direct or indirect shareholders, general or limited partners, members, officers, directors, employees, advisors, agents and representatives.

“Fundamental Representations” has the meaning set forth in Section 10.4(a).

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Contract” means any Contract between the Company and any Governmental Authority, including any agency of the United States or any agency of any of its respective states or local governments, including any bid, quote or offer for such Government Contract, and all service orders, purchase orders, delivery orders or task orders under such Government Contracts, each of which is a separate Government Contract. The term “Government Contract” also includes any Contract or subcontract (at any tier) of the Company with any other Person that arises under or pursuant to, or relates to such other Person’s prime Contract or subcontract under a Government Contract.

“Governmental Authority” means any federal, state, local or foreign government or any political subdivision thereof or any department, commission, board, bureau, agency, court, panel, school district or other instrumentality of any kind of any of the foregoing.

“Hazardous Substances” means (a) any hazardous materials, hazardous wastes, hazardous substances, toxic wastes and toxic substances as those or similar terms are defined under any Environmental Laws; (b) any asbestos or any material that contains any hydrated mineral silicate, including chrysolite, amosite, crocidolite, tremolite, anthophylite and/or actinolite, whether friable or non-friable; (c) PCBs or PCB-containing materials or fluids; (d) radon; (e) any other hazardous, radioactive, toxic or noxious substance, material, pollutant, contaminant, constituent, or solid, liquid or gaseous waste, including medical wastes, regulated under any Environmental Law; (f) any petroleum, petroleum hydrocarbons, petroleum products, crude oil and any fractions or derivatives thereof, any oil or gas exploration or production waste and any natural gas, synthetic gas and any mixtures thereof; and (g) any substance that, whether by its nature or its use, is subject to regulation under any Environmental Laws or with respect to which any Environmental Laws or Governmental Authority requires environmental investigation, monitoring or remediation.

“Holdback Amount” has the meaning set forth in Section 2.3.

“Holdback Funds” has the meaning set forth in Section 2.3.

“Holdback Termination Date” has the meaning set forth in Section 2.3.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to the Company, at the time of any determination, without duplication: all obligations, contingent or otherwise that, in accordance with GAAP, would be included on the balance sheet of the Company as indebtedness, but in any event including the outstanding principal amount of, all accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses, breakage costs or penalties due upon prepayment of or payable or that may become due or payable in connection with this Agreement or the consummation of the transactions contemplated by this Agreement) in respect of: (A) all indebtedness of the Company for borrowed money (including overdraft facilities), (B) all obligations of the Company evidenced by notes, bonds (excluding amounts referenced in (D) below), debentures or similar instruments, Contracts or securities or pursuant to any guaranty, (C) all obligations (including breakage costs) payable by the Company under interest rate, currency or commodity protection agreements, swaps, collars, hedging or similar financial arrangements; (D) any obligations with respect to letters of credit, bankers’ acceptances, surety bonds or similar facilities issued for the account of the Company (to the extent drawn upon), (E) all obligations arising from installment purchases of property or representing the deferred purchase price of property or services in respect of which the Company is liable, contingently or otherwise, as obligor, guarantor or otherwise, including any earn out liabilities or purchase price adjustment payments, (F) all obligations, whether or not assumed, secured by any Lien or payable out of the proceeds or production from any property or assets now or hereafter owned by such Company, including any obligations secured by a purchase money mortgage, (G) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), and (H) any obligation of the type referred to in clauses (A) through (G) of this definition of another Person, the payment of which the Company has guaranteed, or which is secured by any property or assets of such Person, or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise. For the avoidance of doubt, “Indebtedness” shall not include capital lease obligations or unearned revenue.

“Indemnitee” has the meaning set forth in Section 10.3.

“Indemnitor” has the meaning set forth in Section 10.3.

“Independent Accountants” has the meaning set forth in Section 1.2(e).

“Initial Holdback Funds Release Amount” means the amount then remaining of the Holdback Amount minus $3,500,000 and minus the aggregate amount of Damages that may result from pending claims by the Buyer Indemnified Parties against the Seller pursuant to Article 10.

“Intellectual Property Rights” means any and all intellectual property and similar proprietary rights throughout the world, including (i) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, all improvements to the inventions disclosed in each such registration, patent or patent application, (ii) trademarks, service marks, trade dress, logos, domain names, rights of publicity, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all registrations and applications for registration of the foregoing and all goodwill associated therewith, (iii) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (iv) computer software (including source code, object code, firmware, operating systems and specifications), (v) trade secrets and know-how, (vi) databases and data collections, and (vii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“Interest Contribution Agreement” means the Interest Contribution Agreement, a form of which is attached hereto as Exhibit J.

“Interest Transfer Agreement” means the Interest Transfer Agreement a form of which is attached hereto as Exhibit C.

“IRS” means the United States Internal Revenue Service.

“IT Systems” has the meaning set forth in Section 3.18(g).

“Key Employee” means any of the individuals set forth on Exhibit I.

“Law” means any law, statute, rule, regulation, ordinance, judgment, order, decree, injunction, or writ of any Governmental Authority.

“Leased Real Property” means all real property other than Owned Real Property which the Company has a right or option to use or occupy, together with all buildings and other structures, facilities or improvements located thereon, all fixtures, systems, equipment and items of personal property of the Company attached or appurtenant thereto, and all easements, licenses, rights and appurtenances relating to the foregoing.

“Lenders” has the meaning set forth in Section 4.6(a).

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed to the Company or for which the Company has obtained a covenant not to be sued.

“Lien” has the meaning set forth in Section 3.5(b).

“Market Price” means $25.71.

“Marketing Period” shall mean the first period of fifteen (15) consecutive Business Days after the date of this Agreement (i) beginning on the first day on which Parent shall have the Required Information and the Required Information is Compliant; provided, however, that if the Seller in good faith reasonably believes that the Company has delivered the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes such delivery was completed), in which case the Marketing Period shall be deemed to have commenced on the date of such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within three (3) Business Days after receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information has not been delivered), and (ii) during which (A) no event has occurred and no conditions exist that would cause any of the conditions set forth in Section 6.1 to fail to be satisfied before the Closing (assuming the Closing were to be scheduled for any time during such fifteen (15) Business Day period) and (B) the conditions set forth in Section 6.2 and Article 7 have been satisfied (other than those of such conditions that are Closing Date Conditions); provided, however, that (x) for the purposes of the foregoing July 3, 2017 shall not be considered as a Business Day and (y) if the Marketing Period has not ended on or prior to August 18, 2017, the Marketing Period shall commence no earlier than September 5, 2017; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period, Parent has received a notice from the Lenders in accordance with the last paragraph of Exhibit C of the Debt Commitment Letter (which paragraph shall not be amended without the Seller’s consent) that (a) the Required Information has not been delivered and/or (b) specifying any additional Required Information to be provided; and provided, further, that the Marketing Period shall end on any earlier date on which the proceeds of the Debt Financing are obtained.

“Material Adverse Effect” means any change, event, condition, circumstance or effect that has or would reasonably be expected to have, individually or together with all other changes, events, conditions, circumstances or effects, (a) a material adverse effect on the business, assets, operations or financial condition of the Company taken as a whole, excluding any changes or effects to the extent resulting directly or indirectly from (i) general changes in economic, geographic, market, financial, capital market, regulatory or political conditions in jurisdictions where the Company operates, (ii) terrorism, war, the outbreak of hostilities, or natural disasters affecting jurisdictions where the Company operates, (iii) changes in conditions generally applicable to the industries in which the Company operates, (iv) changes in laws or accounting regulations or binding principles or binding interpretations thereof (in the cases of clauses (i)–(iv), that does not disproportionately affect the Company in relation to other companies in the industry in which the Company operates), (v) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (for the avoidance of doubt, a change, event, condition, circumstance or effect underlying any such failure may be taken into account in determining whether, individually or together with all other changes, events, conditions, circumstances and effects, a Material Adverse Effect has occurred), or (vi) the execution or announcement of this Agreement (it being understood that this clause (vi) shall not apply to a breach of any representation or warranty related to the execution, announcement or consummation of the transactions contemplated hereby or by the other Transaction Documents) or (b) would or would reasonably be expected to prevent, materially delay or materially impair the ability of the Seller or the Company to consummate the transactions contemplated by this Agreement.

“Material Contract” has the meaning set forth in Section 3.16(a).

“Material Network Agreements” means each (a) indefeasible-right-of-use (“IRU”), Fiber lease, license or similar right to use dark or lit Network Fiber to which the Company is a recipient of the IRU, leased or licensed Fiber or similar right; (b)

underlying right, easement, right-of-way, license, pole attachment agreement, colocation or similar right or agreement in relation to Network Fiber owned by the Company or permitting or requiring the laying, building operation or placement of cable, wires, conduits or other equipment or facilities over land, underground or in owner third party location (the rights described in clauses (a) and (b), the “Network Underlying Rights”); (c) other than Network Underlying Rights, each franchise agreement or similar agreement under which the Company is authorized or permitted to place, keep or otherwise locate Network Fiber in or on public property owned or otherwise held by a municipality or similar Governmental Authority, but for clarity excluding business licenses and construction Permits; (d) each agreement under which Network Fiber is serviced or maintained; (e) each agreement under which Network Equipment is serviced, maintained or purchased and (f) each amendment, modification or supplement to the agreements described in (a) through (e).

“Membership Interests” has the meaning set forth in the recitals.

“Minimum Amount” has the meaning set forth in Section 10.4(a).

“Most Recent Balance Sheet” has the meaning set forth in Section 3.8.

“Most Recent Balance Sheet Date” has the meaning set forth in Section 3.10.

“Multiemployer Plan” has the meaning set forth in Section 3.17(d).

“Multiple Employer Plan” has the meaning set forth in Section 3.17(d).

“Net Cash Amount” means, as of any time, (i) the aggregate amount of the Company’s cash and cash equivalents on hand or in bank accounts as of such time, minus (ii) the aggregate amount of outstanding and unpaid checks and drafts issued by the Company as of such time. For the avoidance of doubt, the calculation of Net Cash Amount shall exclude any current assets included in the calculation of Net Working Capital and shall be made in accordance with Accounting Policies.

“Net Indebtedness” means (i) the sum of (a) Indebtedness plus (b) the Transaction Expenses less (ii) the Net Cash Amount.

“Net Working Capital” means the amount (which may be a negative or positive number) by which (a) all current assets of the Company (including accounts receivable and other current assets, but excluding cash and cash equivalents, inventory, notes receivable from Related Parties and deferred loan fees), exceed or are less than (b) all current liabilities of the Company (including the current portion of accounts payable, accrued expenses, accrued compensation, accrued bonus, accrued sales commissions, 401(k) accrual, insurance accrual and other liabilities, but excluding Indebtedness, Transaction Expenses, the current portion of unearned revenue, current maturities of capital leases, CapEx Accruals, accrued interest payable and those certain aged accruals identified on Schedule 1.2(g)), determined on a consolidated basis in accordance with the Accounting Policies. An illustrative calculation of Net Working Capital is attached hereto as Schedule 1.2(g). This illustrative calculation is included in this Agreement to provide guidance solely with respect to mathematical calculations, and is not intended to provide a basis with respect to how the Accounting Policies shall be applied.

“Network” has the meaning set forth in Section 3.22(a).

“Network Equipment” means all of the telecommunications equipment used by the Company to provide telecommunications services on or over the Network.

“Network Facilities” means the Network Equipment and the Network Fiber that comprise the Network, including but not limited to fiber optic cabling and other fixed wired and wireless network-related assets and telecommunications equipment used by the Company to carry out its business as presently conducted, whether owned or leased by the Company and irrespective of whether they are located on public or private property, including (but not limited to) wires, cables, conduits, poles, antennas, microwave transmission equipment, junction boxes, manholes, hand holes, connecting equipment and electronics.

“Network Fiber” means all fiber optic strands in which the Company holds an ownership leasehold, license or IRU interest, excluding cross-connections, tie cables, and intra-building fiber.

“Non-REIT Qualifying Property” has the meaning set forth in Section 5.15.

“Offer Letters” has the meaning set forth in the preamble.

“OP Common Unit” means a Partnership Common Unit (as defined in the OP LPA).

“OP LPA” means the amended and restated limited partnership agreement of the Operating Partnership substantially in the form attached as Exhibit E hereto (with any changes that would not require the consent of the limited partners in accordance with Exhibit E hereto).

“OP LPA Joinder” means a joinder to the OP LPA, the form of which is attached hereto as Exhibit F.

“OP Unit Value” means $65,000,000.

“Operating Partnership” means the Partnership (as defined in the OP LPA).

“Organizational Documents” means, for any entity, its constituent or organizational documents, including (a) in the case of a corporation, its articles or certificates of incorporation and its bylaws; and (b) in the case of a limited liability company, its certificate of formation or organization and its operating or limited liability company agreement.

“Other Taxes” has the meaning set forth in Section 5.12(c).

“Outside Date” has the meaning set forth in Section 11.1(a).

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company.

“Owned Real Property” has the meaning set forth in Section 3.14(a).

“Ownership Records” has the meaning set forth in Section 3.3(b).

“Parent” has the meaning set forth in the preamble.

“Permit” means a license, certificate, permit, franchise, approval or other authorization or registration required by any Governmental Authority or applicable law to carry out the business of the Company as it is currently conducted or to own or operate the Network Facilities. For purposes of illustration and not limitation, the term Permit includes (but is not limited to) all licenses, authorizations, permits, registrations and certificates required by the FCC or any State PUC having regulatory authority over the Company, and any license, franchise, ordinance, encroachment, permit or other authorization that the Company is required to receive from a Governmental Authority in connection with the occupation of public rights-of-way by the Network Facilities.

“Permitted Liens” means (a) mechanics’ liens, materialmen’s liens and other inchoate liens imposed by applicable Law and arising or incurred in the ordinary course of business and consistent with past practices of the Company; provided that the obligations in respect of which such encumbrances were created are not delinquent and for which appropriate reserves or accruals have been established on the Most Recent Balance Sheet, (b) all rights-of-way, licenses, easements, encroachments, covenants, reservations, restrictions, conditions, leases, tenancies and other encumbrances of record that do not materially interfere with the existing use by the Company or materially impair the value thereof; provided that the obligations in respect of which such encumbrances are not delinquent and for which appropriate reserves or accruals have been established on the Most Recent Balance Sheet, (c) unrecorded easements, leases, tenancies, license agreements, covenants, rights-of-way and other encumbrances and similar restrictions on the Real Property that do not materially interfere with the existing use thereof by the Company or materially impair the value thereof; provided that the obligations in respect of which such encumbrances were created are not delinquent and for which appropriate reserves or accruals have been established on the Most Recent Balance Sheet, (d) deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security regulations; provided that appropriate reserves or accruals have been established on the Most Recent Balance Sheet with respect to such items, (e) all zoning, building, subdivision and other statutory or regulatory conditions and restrictions relating to the use of real property that do not materially and adversely affect, impair or interfere with the use of any property affected thereby and to not materially impair the value thereof, (f) Liens for Taxes that are not yet due and payable and (g) the Liens listed on Schedule A-1; provided, that any Permitted Liens relating to the Payoff Indebtedness or other indebtedness for borrowed money

(including for the avoidance of doubt, those listed on Schedule A-1) shall be released at the Closing.

“Person” means a corporation, a limited liability company, an association, a partnership, an organization, a trust, a business, a similar entity or an individual.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of a Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Preliminary Balance Sheet” has the meaning set forth in Section 1.2(a).

“Preliminary Closing Statement” has the meaning set forth in Section 1.2(a).

“Property Taxes” has the meaning set forth in Section 5.12(b).

“Prospectus” means the prospectus included in any registration statement of Parent filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits attached to or incorporated in and all other material incorporated by reference in such registration statement.

“Public Right-of-Way Consent” means any of the waivers, authorizations and/or consents required to be obtained from any of the Public Right-of-Way Licensors in connection with the consummation of the Closing.

“Public Right-of-Way Licensor” means any of the federal, state, city, county, tribal or other units of government that has the right to authorize or regulate the Company’s occupancy of public rights-of-way by license, franchise, encroachment permit, or any other device.

“Purchase Price” has the meaning set forth in Section 1.1.

“Purchased Membership Interests” means all of the Membership Interests (other than the Contributed Membership Interests, as such number of Membership Interests may be adjusted in accordance with the definition thereof).

“R&W Insurance Policy” means that certain representation and warranty insurance policy issued by QBE Specialty Insurance Company in favor of the Buyer.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Real Property Agreements” has the meaning set forth in Section 3.14(b).

“Registrable Securities” means (a) the shares of common stock of Parent issuable to the Seller pursuant to the OP LPA in exchange for OP Common Units issued as Closing Date Equity Consideration and (b) any other securities issued or issuable with respect to any of the securities described in the foregoing clause (a) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, amalgamation and other reorganization; provided that the term “Registrable Securities” shall exclude any security (i) the offering and sale of which has been registered effectively under the Securities Act and which has been sold in accordance with an effective registration statement, (ii) that has been sold by Seller in a transaction or transactions exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(a)(1) thereof (including transactions pursuant to Rule 144) and Parent has delivered a new certificate or other evidence of ownership for such security not bearing the legend required pursuant to this Agreement and such security is not subject to any stop-transfer order or other restriction on transfer, or (iii) that is eligible for sale by the Seller without limitation as to volume or manner of sale.

“Regular Shelf Suspension” has the meaning set forth in Section 5.23(b).

“Regulatory Counsel” means Morgan, Lewis & Bockius LLP, and such local counsel as are required by rules of the applicable regulatory agency, or are advisable to engage in connection with the filing of the Telecom Regulatory Applications, in the reasonable discretion of Morgan, Lewis & Bockius LLP.

“REIT Qualifying Property” means all assets or properties (or portions thereof) of the Company that constitute “real estate assets” within the meaning of Section 856(c)(5) of the Code (including all rights to use “dark fiber” granted to or held, leased or possessed by the Company).

“Related Party” means, with respect to any specified Person, (a) any Affiliate of such specified Person, or any director, officer, general partner or managing member or any Person acting in a similar capacity of any such Affiliate, (b) any Person who serves as a director, officer, general partner, managing member or in a similar capacity of such specified Person, (c) any immediate family member of any Person described in clause (a) or (b), and (d) any other Person who holds, individually or together with such other Person’s Affiliates and any members of such other Person’s immediate family, directly or indirectly, more than 5% of the outstanding equity or ownership interests of such specified Person.

“Released Parties” has the meaning set forth in Section 10.7.

“Releasing Parties” has the meaning set forth in Section 10.7.

“Representatives” means, with respect to any Person, the officers, directors, principals, shareholders, members, partners, employees, consultants, agents, auditors, advisors, bankers and other representatives of such Person.

“Required Financial Statements” has the meaning set forth in Section 5.22.

“Required Information” has the meaning set forth in Section 5.14(a)(i).

“Resignation Letters” has the meaning set forth in Section 5.11.

“Restrictive Covenant Agreements” has the meaning set forth in the preamble.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble.

“Seller Release” has the meaning set forth in Section 10.7.

“Shelf Registration Statement” has the meaning set forth in Section 5.23(a).

“Shelf Suspension” has the meaning set forth in Section 5.23(b).

“Significant Counterparties” has the meaning set forth in Section 3.16(c).

“State PUC” means any state public service or public utility commission having regulatory authority over the Company’s business or Network Facilities, in any jurisdiction.

“State PUC Consent” means the waivers, authorizations, approvals, deemed consent based on the absence of regulatory action, and/or consents required to be obtained from any State PUC in connection with the consummation of the Closing.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” or “Subsidiaries” (whether or not capitalized) of any Person means any corporation, partnership, limited liability company, association, trust, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other ownership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Target Net Working Capital” means $5,400,000.

“Tax” means (a) any federal, state, local or foreign income, gross receipts, chargeable gains, corporation, franchise, escheat or unclaimed property, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, windfall profits, environmental (under Section 59A of the Code), customs duties, real property, personal property, capital stock, social security (or similar), unemployment, disability, payroll, national insurance contribution, license, employee or other withholding, or other tax or like assessment or charge imposed by any Governmental Authority, of any kind whatsoever, including deductions or withholdings for or on account of such amounts and any interest, penalties or additions to tax imposed with respect to such amounts and (b) any liability for the payment of amounts described in clause (a) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of any predecessor entity.

“Tax Annex” has the meaning set forth in Section 5.12(i).

“Tax Contest” has the meaning set forth in Section 5.12(g).

“Tax Grant” means any Tax exemption, Tax holiday or reduced Tax rate granted by a Taxing Authority with respect to the Company that is not generally available to Persons without specific application therefor.

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax (including, in each case, any amendment thereof).

“Taxing Authority” shall mean any Governmental Authority responsible for the imposition or collection of any Tax.

“Telecom Regulatory Applications” means the reports, notifications, applications and filings, including but not limited to all petitions, transmittals, affidavits, responses to information requests, pre-filed testimony, and fees required to be submitted to a Governmental Authority in connection with obtaining the FCC Consents, State PUC Consents, and Public Right-of-Way Consents.

“Top Customers” means the top 20 customers of the Company, by dollar amount paid to the Company by such customers for the twelve months ended December 31, 2016.

“Top Vendors” means the top 20 vendors that provide the Company with equipment or telecommunications services, by dollar amount paid to such vendors by the Company for the twelve months ended December 31, 2016.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, the Interest Contribution Agreement, the Interest Transfer Agreement, the Resignation Letters, the Offer Letters and the Restrictive Covenant Agreements, the OP LPA, and the OP LPA Joinder (collectively, the “Transaction Agreements”) and each other agreement, document, certificate and instrument required to be delivered pursuant to this Agreement.

“Transaction Expenses” means (A) all fees and expenses incurred on or before the close of business on the Closing Date (or in respect of an arrangement entered into on or prior to the close of business on the Closing Date) and payable by or on behalf of, or paid or to be paid (whether or not accrued) by, the Company or any Person that the Company pays or reimburses or is otherwise legally obligated to pay or reimburse (including any such fees and expenses incurred by or on behalf of the Seller) to third parties in connection with the preparation, execution and consummation of the transactions contemplated by this Agreement or any process relating to the sale of the Company, including (i) costs, fees, expenses and disbursements of attorneys, accountants, investment bankers (including the broker referred to in Section 3.24), auditors and other advisors and service providers, (ii) all brokers’, finders’ or similar fees payable as a result of the consummation of the transactions contemplated hereby, (iii) any retention, sale bonus, stay bonus or change in control bonus or similar bonus, compensation and/or severance payment which becomes payable to employees, directors, consultants, independent contractors or other service providers of the Company by reason of the consummation of the transactions contemplated by this Agreement, including any payroll Taxes payable in connection therewith, (iv) all costs, fees and expenses incurred as a result of (or that would be incurred as a result of) the termination of any Affiliate Contract as contemplated hereby, and (v) with respect to clauses (i) , (ii) and (iii) also including any such Transaction Expenses arising from any other process for a potential transaction run by or on behalf of the Company, in each case that have not been paid as of the close of business on the Closing Date and that will become or remain a liability of the Company, and (B) 50% of the fees and premiums paid or to be paid or payable by the Buyer in connection with obtaining the R&W Insurance Policy, (C) 50% of the cost of the Tail Policy, (D) 50% of the legal fees of Regulatory Counsel related to the preparation of the applications to the FCC, the State PUCs and the Public Right of Way Licensors as contemplated by Section 5.1(a), and (E) 50% of all fees, costs and expenses of the Escrow Agent.

“Transaction Expenses Payoff Instructions” means reasonably satisfactory documentation setting forth an itemized list of all, and amounts of all, Transaction Expenses, including the identity of each payee, dollar amounts owed, wire transfer instructions and any other information necessary to effect the final payment in full thereof, and copies of final invoices executed by each such payee acknowledging the invoiced amounts as full and final payment for all services rendered to the Company and acknowledging that each such payee will not, at any time, raise any claims against, or attempt to collect payment from, the Company or Buyer and its Affiliates with respect to the payment of any Transaction Expenses.

“Transfer” (including the terms “Transferring” and “Transferred”) means, directly or indirectly (including by the direct or indirect transfer of the equity of a holding company or parent company), in one transaction or a series of related transactions, to sell, transfer, assign, pledge, or similarly dispose of or hypothecate or distribute either voluntarily or involuntarily, or to enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge or similar disposition or hypothecation of, any securities owned by a Person or any interest in any securities owned by a Person (including any arrangement to provide another Person the economic performance of all or any portion of such securities (including by means of any option, swap, forward or other Contract or arrangement the value of which is linked in whole or in part to the value of such securities)).

“Transfer Taxes” has the meaning set forth in Section 5.12(a).

“Unresolved Items” has the meaning set forth in Section 1.2(e).

“Unusual Shelf Suspension” has the meaning set forth in Section 5.23(b).

“UPREIT Transactions” has the meaning set forth in Section 2.5.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.